IANETT INTERNATIONAL SYSTEMS LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO BE HELD ON APRIL 19, 2002

AND

MANAGEMENT INFORMATION CIRCULAR

The Canadian Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

IANETT INETRNATIONAL SYSTEMS LTD.

Suite 500 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T7

Telephone:  (604) 681-4911

Facsimile:  (604) 687-4990

March 20, 2002

Dear Shareholder:

The accompanying management information circular (the “Circular”) contains information for holders of common shares of iaNett International Systems Ltd. (the “Company” or “iaNett”) relating to the proposed reverse merger (the “Acquisition”) of 100% of the issued common shares of the Data Fortress Technologies Group (2002) Inc. (“DFTG”) as well as certain other general and special matters to be dealt with at the upcoming shareholders’ meeting (the “Meeting”).

You are invited to attend the Annual and Special General Meeting of iaNett’s shareholders (the “Shareholders”) to be held in the offices of Fraser and Company, Barristers & Solicitors, 1200 – 999 West Hastings Street, Vancouver, British Columbia, April 19, 2002 starting at 10:00 a.m., at which time you will be asked to consider and vote upon the proposed Acquisition and other related matters.

Pursuant to the Acquisition, the shareholders of DFTG (the “DFTG Shareholders”) will receive 1.0 common share of iaNett for each outstanding common share of DFTG held and DFTG will become a wholly owned subsidiary of iaNett.  The Acquisition will constitute a Reverse Takeover Transaction pursuant to the Canadian Venture Exchange (“CDNX”) Policy 5.2.

The Acquisition is contingent upon, among other things, approval of the Acquisition by the Shareholders of iaNett and the CDNX.

The Board of Directors of iaNett has unanimously approved the Acquisition and recommends that the Shareholders vote in favour of the Acquisition and all matters to be considered at the Meeting.  Without the approval of the Shareholders, the proposed Acquisition cannot take place.

For details of all matters to be considered at the Meeting, please refer to the Notice of Annual and Special General Meeting of iaNett contained within the accompanying Circular.

If you are unable to attend the Meeting in person, please return the enclosed form of Proxy so that your shares can be voted at the Meeting in accordance with your instructions.  If you are in doubt as to how to deal with the enclosed documents or the matters referred to therein, please immediately consult your legal advisor or broker.

IANETT INTERNATIONAL SYSTEMS LTD.

“Gordon A. Samson”

Gordon A. Samson

President and Chief Executive Officer

IANETT INTERNATIONAL SYSTEMS LTD.

Suite 500 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T7

Telephone:  (604) 681-4911

Facsimile:  (604) 687-4990

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting (the “Meeting”) of the Shareholders of iaNett International Systems Ltd. (the “Company” or “iaNett”) will be held at the offices of Fraser and Company, Barristers & Solicitors, 1200 – 999 West Hastings Street, Vancouver, British Columbia, on Friday, April 19, 2002, at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.

To receive and consider the Report of Management to the Shareholders;

2.

To receive and consider the audited financial statements of the Company for the year ended June 30, 2001 and the Auditor’s Report thereon.

3.

To fix the number of directors for the ensuing year at six (6);

4.

To elect directors;

5.

To appoint the Company’s auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

6.

To consider and, if thought advisable, to pass, with or without variation, an Ordinary Resolution approving the acquisition of all of the issued and outstanding shares of Data Fortress Technology Group (2002) Inc. (as defined in “Glossary of Terms” on page one of the Information Circular) in consideration of the issuance by the Company of 30,000,000 common shares (the “Acquisition”) at a deemed value of $0.10 per common share (the “iaNett Shares”), all as more fully described in the Information Circular accompanying this Notice;

7.

Conditional upon the passage of the Ordinary Resolution approving the Acquisition, to consider and, if thought advisable, to pass, with or without variation, a Special Resolution to (a) change the name of the Company from “iaNett International Systems Ltd.” to “Data Fortress Group Ltd.”, or such other name as may be approved by the Board of Directors of the Company and the Canadian Venture Exchange; and (b) alter the Company’s Memorandum to reflect the name change;

8.

To consider and, if thought advisable, to pass, with or without variation, an Ordinary Resolution approving an amendment to the performance escrow agreement dated June 23, 1999 between Computershare Trust Company of Canada ("Computershare") and iaNett and Theo Sanidas under the old terms of the Vancouver Stock Exchange Policies to a surplus escrow agreement between Computershare and iaNett and Theo Sanidas under the terms of the CDNX's current policies.

1.

To consider and if thought fit, to pass, with or without variation, an Ordinary Resolution to approve the adoption of the Company's 2002 Stock Option Plan, subject to regulatory acceptances, and to ratify previous existing stock options granted to directors, officers, employees and consultants of the Company, all as more fully set forth in the Information Circular accompanying this Notice.

1.

To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

Accompanying this Notice of Meeting is an Information Circular, Form of Proxy, Proxy Notes, Financial Statements for the fiscal year ended June 30, 2001 and Supplemental Mailing List Return Card.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return it within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.  The Proxy will not be used at the Meeting or any adjournment(s) thereof unless the same is deposited at the office of the Registrar and Transfer Agent, Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, BC, V6C 3B9 at least 48 hours, excluding Saturdays, Sundays and holidays, before the holding of the Meeting.  The enclosed Proxy Form is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, on the 20th day of February, 2002.

BY ORDER OF THE BOARD

IANETT INTERNATIONAL SYSTEMS LTD.

“Gordon A. Samson”

President and Director

TABLE OF CONTENTS

INFORMATION FOR UNITED STATES SHAREHOLDERS OF IANETT

GLOSSARY OF TERMS

GLOSSARY OF TECHNICAL TERMS

PART I – GENERAL PROXY INFORMATION

Solicitation of Proxies

Appointment and Revocation of Proxies

Voting of Shares and Exercise of Discretion of Proxies

Advice to Beneficial Shareholders

Voting Securities And Principal Holders of Voting Securities

Annual Financial Statements

PART II – MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors

Election of Directors

Appointment and Remuneration of Auditor

Acquisition of DFTG

Share Exchange Agreement

Shareholder and Regulatory Approval

Sponsorship Agreement

Finder's Fee

Resale Restrictions on iaNett Shares

Closing Date

DFTG Value Information and Discussion

Corporate Structure

Pro Forma Consolidated Financial Position

Accounting Treatment

Recommendation of the Board of Directors

Name Change

AMENDMENT OF ESCROW SHARES

APPROVAL OF AMENDMENT TO STOCK OPTION PLAN

Interest of Certain Persons in Matters to be Acted Upon

PART III – Data Fortress Technologies Group (2002) Inc. (“DFTG”)

Incorporation and Corporate History

Pacific Ram Distributors Ltd.

Data Fortress Technologies Ltd.

Connect West Networks Ltd.

Description and General Development of the Business of DFTG

Pacific Ram Distribution Corp.

Data Fortress Technologies Ltd.

Connect West Networks Inc.

Accomplishments to Date

Summary and Analysis of Financial Operations

Summary of Financial Information

Current Operations

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000 for Pacific Ram Distribution Corp.

Liquidity and Capital Resources

Year Ended March 31, 2001 for Data Fortress Technologies Ltd.

Liquidity and Capital Resources

Products and Services

Overview

Managed Services

Collocation Services

Market

Overview

Competition

Local Competitors

Marketing Plans and Strategies

Facilities

Acquisitions and Dispositions

Stated Business Objectives

Administration

Management of DFTG

Background and Principal Occupations of Key Management of DFTG

Corporate Cease Trade Orders or Bankruptcies

Penalties or Sanctions

Individual Bankruptcies

Conflicts of Interest

Organizational Structure

Executive Compensation

Definitions

Compensation of Named Executive Officers

Stock/SAR Grants During the Most Recently Completed Financial Year and Stub Period

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Stub Period

Option and SAR Repricings

Defined Benefit or Actuarial Plan

Termination of Employment, Change of Responsibilities and Employment Contracts

Compensation of Directors

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

Related Party Transactions

Proposed Compensation

Existing Share Capital and Prior Sales

Description of Share and Loan Capital

Principal Shareholders of DFTG

Legal Proceedings

Auditor

Material Contracts

Risk Factors

Lack of Marketable Service

Absence of Business History and Profitability

Insufficient Financing

Dependence on Management

Industry Risk

Competitive Risk

Economic Risk

Strain on DFTG Resources During Growth

Fluctuation in Operating Results

PART IV – THE COMPANY

Name and Incorporation

Subsidiaries of iaNett

Business of the Company

Existing Share Capital and Prior Sales

Consolidated Share and Loan Capital

Fully Diluted Share Capital

Amendment to Escrow Shares

Prior Sales

Stock Exchange Listing

Price Range and Trading Volume

Management of the Company

Current Management

Proposed Management

Corporate Cease Trade Orders or Bankruptcies

Penalties or Sanctions

Individual Bankruptcies

Executive Compensation

Definitions

Compensation of Named Executive Officer

Option/SAR Grants During the Most Recently Completed Financial Year

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

Option and SAR Repricings

Defined Benefit or Actuarial Plan Disclosure

Termination of Employment, Changes in Responsibility and Employment Contracts

Compensation of Directors

Options Outstanding in Favour of Directors and Officers who are not Named Executive Officers

Options Exercised by Directors and Officers who are not Named Executive Officers

Management Contracts

Related Party Transactions

Indebtedness of Directors and Senior Officers

Interest of Management and Others in Material Transactions

Principal Holders of iaNett Shares

Aggregate Ownership of Securities

Public and Insider Ownership

Rights to Purchase Securities

iaNett Options

Common Shares

Dividend Record

Sponsorship

Investor Relations Arrangements

Relationship Between ianett, DFTG and the Sponsor

Relationship Between ianett, DFTG and Professional Persons

Legal Proceedings

Auditor

Registrar and Transfer Agent

Material Contracts

Risk Factors

Requirements for and Uncertainty of Access to Additional Capital

Operating Losses

Early Stage

Competition

Dependence on Key Personnel

Strain on Managerial and Financial Resources from Growth

Need to Develop and Maintain Positive Brand Name Awareness

Security Risks

Economic Factors

Currency Translation

Rapid Technological Change and Risk of Technological Obsolescence

Conflicts of Interest

The Company Does Not Intend to Declare Dividends

OTHER MATERIAL FACTS

DIRECTORS’ APPROVAL

FINANCIAL STATEMENTS, REPORTS AND OTHER EXHIBITS

CERTIFICATE OF IANETT INTERNATIONAL SYSTEMS LTD.

CERTIFICATE OF DATA FORTRESS TECHNOLOGIES GROUP (2002) INC.

SCHEDULE “A” – Financials iaNett International Systems Ltd.

SCHEDULE “B” – Financials  Pacific Ram Distribution Ltd.

SCHEDULE “C” – Financials Data Fortress Technologies Ltd.

SCHEDULE “D” – Pro Forma Resultant Consolidation

SCHEDULE “E” - ALTERED MEMORANDUM

SCHEDULE "F" INCENTIVE STOCK OPTION PLAN

IANETT INTERNATIONAL SYSTEMS LTD.

Suite 500 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T7

Telephone:  (604) 681-4911

Facsimile:  (604) 687-4990

INFORMATION CIRCULAR

(containing information as at February 20, 2002

unless otherwise specifically stated herein)

INTRODUCTION

Shareholders are urged to read this Circular and the appendices hereto in their entirety.  Certain capitalized terms used in this Circular without definition are defined in the “Glossary of Terms” located below.

Unless otherwise indicated, the information concerning the Data Fortress Technologies Group (2002) Inc. ("DFTG") contained in this Circular is based on information provided by DFTG.  Although the Company has no knowledge which would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, it does not assume any responsibility for the accuracy or completeness of such information, or for any failure by DFTG to disclose to the Company or publicly, events or facts which may have occurred or which may affect the significance or accuracy of any such information and which are unknown to the Company.

Unless otherwise indicated, information concerning the Company is given as at February 20, 2002.

INFORMATION FOR UNITED STATES SHAREHOLDERS OF IANETT

The iaNett Shares to be issued in connection with the Acquisition have not been registered under the United States Securities Exchange Act of 1933, as amended (the "1933 Act").  The iaNett Shares will not be listed for trading on any US stock exchange.  Accordingly, this Circular has been prepared in accordance with disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the 1933 Act applicable to registration statements under the 1933 Act and proxy statements under the Securities Exchange Act of 1934.  The consolidated financial statements of iaNett, the consolidated financial statements of DFTG, and the pro forma consolidated financial statements of iaNett and DFTG included in the Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that iaNett is organized under the laws of a jurisdiction outside the United States, that the majority of the officers and directors of DFTG and iaNett will be residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that a substantial portion of the assets of DFTG and iaNett may be located outside the United States.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms will have the meanings set out below when used in this Circular.  Words importing the singular may include the plural and vice versa and words importing any gender include all gender.

“Acquisition” means the proposed acquisition of all the issued and outstanding shares of DFTG by the Company as described by this Circular and all matters relating thereto.

“Acquisition Resolution” means the Ordinary Resolution approving the Acquisition to be considered and, if thought fit, passed, with or without variation, by a Majority of the Minority of the Shareholders.

“Act” means the Securities Act (British Columbia).

“Affiliate,” means any company that is a subsidiary of another company or each of them is controlled by the same Person.

“Associate” means, if used to indicate a relationship with a Person:
(a)

a partner of that Person;
(b)

a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as trustee or in a similar capacity;
(c)

a company of which that Person beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company, or

(d)

in the case of an individual:

(i)

that individual’s spouse or child, or

(ii)

a relative of that individual or that individual’s spouse if that relative has the same home as the individual, and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship.

“Board of Directors” or “Board” means the board of directors of  iaNett.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Vancouver for the transaction of banking business.

“CDNX” means the Canadian Venture Exchange Inc., the stock exchange upon which iaNett’s common shares are listed.

“Circular” means this Information Circular of the Company dated February 20, 2002, together with all Schedules hereto, to be sent to the Shareholders in connection with the Meeting.

“Closing” means the completion of the purchase and sale of the DFTG Shares on the Closing Date and occurring at the offices of Fraser & Company, Barristers and Solicitors, 1200 - 999 West Hastings Street, Vancouver, British Columbia. __

“Computershare” means Computershare Trust Company of Canada, the Company’s registrar and transfer agent.

“Connect West Networks Ltd.” (“Connect West”) means a private British Columbia company that organized as a wholly owned subsidiary of Data Fortress Technologies Group (2002) Inc. in March 2002.

“Data Fortress Technologies Ltd.” (“Data Fortress”) means a private British Columbia company that organized as a wholly owned subsidiary of Data Fortress Technologies Group (2002) Inc. in January 2002.

“Data Fortress Technologies Group (2002) Inc.” or "DFTG" means a private British Columbia company organized in January 2002 as the holding company for Pacific Ram Distributors Ltd., Data Fortress Technology Ltd., and Connect West Networks ltd.

“DFTG Shareholders” means the holders of DFTG Shares.

“DFTG Shares” means common shares of DFTG.

“Exchange” means the Canadian Venture Exchange Inc.

“iaNett” or the “Company” means iaNett International Systems Ltd., a company incorporated in British Columbia pursuant to the Company Act (BC).

“iaNett Shares” means the common shares in the capital of iaNett International Systems Ltd.

“Insider” means an insider as defined in the Securities Act (British Columbia) including the directors and senior officers of iaNett, or subsidiaries of iaNett, and any Person that has direct or indirect ownership of, or control or direction over, securities of iaNett carrying more than 10% of the voting rights attaching to the outstanding voting securities of iaNett.

“Majority of the Minority Approval” means a vote at the Meeting of the Shareholders, which vote must be passed by an Ordinary Resolution by parties other than Related Parties to the “Acquisition” as described herein, the full text of which is set forth on page 12 of this Circular.

“Management” means the directors and officers of iaNett.

“Meeting” means the Annual and Special General Meeting of the Shareholders of iaNett to be held on April 19, 2002, at 10:00 a.m. at the offices of Fraser and Co, Barristers and Solicitors at 1200 – 999 West Hastings Street, Vancouver, British Columbia, together with all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

“Ordinary Resolution” means a resolution passed by a simple majority (50% + 1) of the votes cast by the Shareholders who vote in respect of such resolution at the Meeting either in person or by proxy.

“Pacific Ram Distribution Ltd.” (“Pacific Ram”) means a private British Columbia company that organized as a wholly owned subsidiary of Data Fortress Technologies Group (2002) Inc. in January 2002.

“Person” means an individual, corporation, incorporated association or organization, body corporate, partnership, trust association or other entity.

“Principal Shareholders of “DFTG” means Michael Chong, CK Chong, Andy Chong, Jordan Krushen and Rick Thomas.

“Record Date” means the close of business on February 20, 2002.

“Related Parties” means the promoters, officers, directors, other insiders or control Persons of a company and any Associates and Affiliates of such Persons.

“Reverse Take-Over Transaction” has the meaning defined in Policy 5.2 of the Exchange.

“Share Exchange Agreement” means the share purchase agreement dated March 1, 2002 and any further amendment thereto, among iaNett, DFTG, and the DFTG Shareholders, which provides for, among other things, the acquisition by iaNett of the DFTG Shares.

“Shareholders” means holders of iaNett Shares.

“Special Resolution” means under the Company Act (British Columbia), a resolution passed by a majority of not less than three-quarters (3/4) of the votes cast by the Shareholders who voted in respect of such resolution at the Meeting either in Person or by proxy.

“Sponsor’s Shares” means 200,000 common shares of iaNett to be issued to Canaccord as part of the sponsorship fee, pursuant to the sponsorship agreement dated November 21, 2001.

“Surplus Share Escrow Agreement” means the escrow agreement in respect of 30,000,000 iaNett Shares to be issued to certain DFTG Shareholders under the Acquisition that must be escrowed pursuant to CDNX Policy 5.4.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain technical terms related to DFTG’s business and used in this Circular.

“Border Gateway Protocol” means BGP is often the protocol used between gateway hosts on the Internet. A gateway is a network point that acts as an entrance to another network.

“CLEC” means Central Local Exchange Carrier

“Colocation” means (sometimes spelled "co-location") is the provision of space for a customer's telecommunications equipment on the service provider's premises. For example, a Web site owner could place the site's own computer servers on the premises of the Internet service provider. Or an ISP could place its network routers on the premises of the company offering switching services with other ISPs.

“Dedicated Servers” means in the Web hosting business, a dedicated server refers to the rental and exclusive use of a computer that includes a Web server, related software, and connection to the Internet, housed in the Web hosting company's premises. A dedicated server is usually needed for a Web site (or set of related company sites) that may develop a considerable amount of traffic.

“ILEC” means Incumbent Local Exchange Carrier

“Internet Backbone” means Internet backbone is a set of paths that local or regional networks connect to for long-distance interconnection.

“Managed Server Hosting” means Managed services are dedicated servers equipped with extended support. This support comes in the form of proprietary control panel technology that enables the inexperienced administrator to easily set-up and maintain sites on a server. This is achieved through an intuitive and user friendly point and click interface rather than by typing complicated commands at a prompt line. Managed services cater to organizations that don't want to invest time or capital in server administration.

“NAS” means Network Attached Storage provides direct Ethernet attachment of RAID storage without any disruption or downtime to existing servers

“Network Bandwidth” means the speed at which data flows on a given transmission path.

“SAN” means Storage Area Networks enable multiple servers to share central Fiber Channel RAID storage for higher performance, lower management cost and provide unlimited capacity growth.

PART I – GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the Management of iaNett International Systems Ltd. (the “Company” or “iaNett”) for use at the Annual and Special General Meeting (the “Meeting”) to be held on April 19, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.  The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The Persons named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE ENCLOSED PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY.  A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY’S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy in the enclosed form or otherwise may revoke it at any time before it is exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company’s registered and records office, 1200 – 999 West Hastings Street, Vancouver, British Columbia, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the Persons named in the enclosed Proxy will vote the shares in respect of which they are appointed.  Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholders will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS CIRCULAR.  The Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting.  At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast, either in Person or represented by proxy, by Shareholders will be required (an “Ordinary Resolution”) unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required.  In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their iaNett Shares in their own name.  Shareholders who do not hold their iaNett Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of iaNett as the registered holders of iaNett Shares can be recognized and acted upon at the Meeting.  If the iaNett Shares are listed in an account provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of iaNett.  Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms).  iaNett Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their iaNett Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their iaNett Shares are voted at the Meeting.  The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”).  IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of iaNett Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the iaNett Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting iaNett Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the iaNett Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their iaNett Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the Proxy to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of 120,000,000 shares consisting of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.01 per share.  On February 20, 2002 16,371,328 common shares were issued and outstanding.  Only Shareholders of record at the close of business on February 20, 2002 who either personally attend the Meeting or who have completed and delivered an Instrument of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their common shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name in the Company’s register of Shareholders.

To the knowledge of the Directors and Senior Officers of the Company, the following are Shareholders who beneficially own directly or indirectly shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name and Address	Approximate No. of Shares	Percentage
614351 BC Ltd.(1)	2,733,270	16.70%

(1)

614351 BC Ltd. is a former creditor of the Company that settled debt on October 18, 2001 under the proposal to creditors pursuant to the provisions of the Bankruptcy and Solvency Act, RSC 1985, C. B-3, as amended.

ANNUAL FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2001 and the Auditor’s Report thereon (the “iaNett Financial Statements”) are included with the Circular and will be presented to Shareholders at the Meeting.  Copies of the iaNett Financial Statements, together with the Management’s Report to Shareholders, Notice of Meeting, Information Circular and Proxy will be available from the Company’s registrar and transfer agent, Computershare, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or the Company’s registered and records office, Fraser & Co.1200 - 999 West Hastings Street, Vancouver, British Columbia.

PART II – MATTERS TO BE ACTED UPON AT THE MEETING

NUMBER OF DIRECTORS

The Shareholders of the Company will be asked to pass an Ordinary Resolution resolving that the number of Directors of the Company be increased from three to six (6).  The Management of the Company recommends to the Shareholders that the resolution be passed.

ELECTION OF DIRECTORS

The Shareholders at the Meeting have the right to elect six (6) Directors of the Company and determine their number for the ensuing year.

The persons named in the enclosed form of Proxy intend to vote in favour of fixing the number of directors at six (6).  At the Meeting, Shareholders will therefore be asked to pass an Ordinary Resolution to set the number of directors of the Company at six (6) for the next year.

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed.  In the absence of instructions to the contrary the enclosed proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a Director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by Management to vote the proxy for the election of any other person or persons as Directors.

The following table sets out the name of each of the persons proposed by Management to be nominated for election as Director, any position with the Company now held by him, his past and present principal occupation(s), the date on which he became a Director of the Company and the approximate number of shares of the Company beneficially owned, directly or indirectly, and is based on information furnished to the Company by the nominees as at the record date:

Name, Position and Municipality of Residence	Principal Occupation, and if not at present an elected director, occupation during the last five years	Date of Appointment as a Director	Number of iaNett shares beneficially owned, directly or indirectly, or over which control or direction is exercised		Percentage of iaNett shares beneficially owned, directly or indirectly, or over which control or direction is exercised
			As at Jan 31, 2002	After Giving Effect to the Acquisition	Prior to Giving Effect to the Acquisition (1)	After Giving Effect to the Acquisition (2)
Gordon A. Samson President, CEO/CFO & Director Vancouver, BC	President, CEO and Director of the Company November 21, 2001 to present; Contract CFO projects 1999 to November 21, 2001; Global Securities 1997 to 1999; Bank Manager 1988 to 1996 Financial Officer, CCRA 1984 to 1988	July 26, 2001	100,000	100,000.6%		.2%
Marcus New Coquitlam, BC Secretary & Director	President, CEO and Director of Stockgroup.com from 1995 to present	Aug. 30, 2000	52,778	52,778.3%		.1%
CK Chong Nominee Vancouver, BC	Chief Financial Officer and Director of Pacific Ram Distributors ltd., from 1992 to present.	proposed	150,000	8,716,667(3)	.9%	18.9%
Michael Chong Nominee Vancouver, BC	President, CEO and founder of Pacific Ram Distributors Ltd. and Data Fortress Technologies Ltd., from 1991 to present	proposed	80,000	8,646,667(3)	.5%	18.7%
Jordan Krushen Nominee Vancouver, BC	CTO Data Fortress Technologies Ltd. October 2000 to present; CTO Purple Media, Gatecash, ecMarket from 1996 to 2000	proposed	NIL	5,533,333(3)	NIL	12.0%
Rick Thomas Nominee Vancouver, BC	Senior Executive, Big Pipe Inc. (“Shaw Communication Company”) from January 2001 to present; Vice President Computer Pro Inc. from 1995 to 2001; Tier1 Consultant to IBM, Intiut, Microsoft and CitiBank	proposed	5,000	4,305,000(3)	.03%	9.3%

(1)

Percentages assume no outstanding options or Warrants are exercised

(2)

Percentages assume an aggregate of 30,000,000 iaNett Shares, 1,500,000 finder's fee shares and 200,000 sponsor shares will be issued in consideration of the Acquisition and that no outstanding options or Warrants have been exercised.

(3)

These shares will be held in escrow pursuant to the Surplus Share Escrow Agreement.

The above information has been furnished by the proposed directors individually.  See “Management of the Company” in Part IV – The Company for more particulars of the principal occupations of the proposed directors.  All of the proposed nominees are ordinarily resident in Canada.

Gordon A. Samson, Marcus New and Shone Anstey, who are the Company’s current directors, are also members of the Company’s current Audit Committee.  Shone Anstey has agreed to step down as a director effective with ratification of the nominees. The Company does not have an Executive Committee of its Board of Directors.

For particulars regarding the compensation received by executive officers of the Company during the past three financial years, see “The Company – Executive Compensation” in Part IV of this Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

Bedford Curry & Co., Chartered Accountants is currently the auditor of the Company.  Management intends to appoint Bedford Curry & Co., as auditor for DFTG.  At the Meeting, Shareholders will be asked to pass an Ordinary Resolution appointing Bedford Curry & Co, Chartered Accountants as auditor of the Company until the next annual general meeting of the Company at a remuneration to be fixed by the directors of the Company.

Management is in favour of the appointment of Bedford Curry & Co., Chartered Accountants as auditor for the Company and the persons named in the enclosed instrument of proxy intend to vote in favour of the appointment of Bedford Curry & Co., Chartered Accountants.

ACQUISITION OF DFTG

The principal purpose of the Meeting is to consider and, if thought appropriate, to pass an Ordinary Resolution approving the Acquisition by iaNett of all of the issued and outstanding DFTG Shares which will result in a Reverse Take-Over ("RTO") under the policies of the CDNX.  In accordance with the requirements of CDNX, the Board of Directors of iaNett is requesting that the Acquisition be approved by iaNett’s Shareholders.

Share Exchange Agreement

The Share Exchange Agreement was entered into by iaNett, DFTG, Data Fortress, Pacific Ram, Connect West and the DFTG Shareholders on March 1, 2002.  Pursuant to the Share Purchase Agreement, the DFTG Shareholders have agreed to transfer all of the issued and outstanding DFTG Shares, being 30,000,000 DFTG Shares in exchange for 30,000,000 iaNett Shares at a price of $0.10 per share, on the basis of one exchanged iaNett Share for each one DFTG Share, as follows:

Name of DFTG Shareholder	Number of DFTG Shares Held	iaNett Shares to be acquired on Closing
CK Chong	8,566,667	8,566,667(1)
Michael Chong	8,566,667	8,566,6671)
Andy Chong	3,033,333	3,033,333(1)
Jordan Krushen	5,533,333	5,533,333(1)
Rick Thomas	4,300,000	4,300,000(1)
TOTAL	30,000,000	30,000,000

 (1)

These iaNett Shares will be subject to the Surplus Share Escrow Agreement described below under “Resale Restrictions on iaNett Shares”.

Detailed disclosure regarding DFTG, its business and results of operations and the Company after completion of the Acquisition is provided under “Part III – Data Fortress Technologies Group 2002 Inc.” of this Circular.

Closing Conditions of iaNett

The obligation of iaNett to complete the Purchase of the DFTG shares pursuant to the RTO is subject to certain conditions, including the following:

(a)

all covenants and agreements of the DFTG Shareholders and DFTG to be performed on or before the Closing Date pursuant to the terms and conditions of the Share Exchange Agreement have been duly performed;

(b)

on or before the Closing Date, no injunction or restraining order of a court or administrative tribunal of competent jurisdiction shall be in effect which prohibits the transactions contemplated hereunder and no action or proceeding shall have been instituted and remain pending before any such court or administrative tribunal to restrain or prohibit the transactions contemplated hereby;

(c)

iaNett has obtained Exchange and shareholder approvals of this Agreement;

(d)

the Management Agreements described in Schedules 13.1(d) to the Share Exchange Agreement have been duly executed and delivered;

(e)

the representations and warranties of the DFTG Shareholders contained in the Share Purchase Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

(f)

the representations and warranties of the DFTG contained in the Share Purchase Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date; and

(g)

since the date hereof and prior to the Closing Date, no loss or damage by fire, negligence or otherwise shall occur to the Business or Premises.

The preceding conditions are for the exclusive benefit of iaNett and such conditions must be fulfilled as described above or may be waived in whole or in part by iaNett on or prior to the date referred to therein by delivery to  DFTG and DFTG Shareholders of a written waiver to that effect, signed by iaNett.

iaNett agrees that in the event that the sale of the DFTG Shares shall not be completed and the Share Exchange Agreement is consequently terminated, by either party, DFTG shall not be obligated to repay iaNett the loan of $25,000 which iaNett advanced to DFTG.  This advanced loan is being used to fund related regulatory expenses on behalf of DFTG relating to the RTO.

Closing Conditions of DFTG and the DFTG Shareholders

The obligations of DFTG and DFTG Shareholders to complete the sale of the DFTG Shares to iaNett is subject to certain conditions, including the following:

(a)

all covenants and agreements of iaNett to be performed on or before the Closing Date pursuant to the terms and conditions of the Share Exchange Agreement have been duly performed;

(a)

on or before the Closing Date, no injunction or restraining order of a court or administrative tribunal of competent jurisdiction shall be in effect which prohibits the transactions contemplated hereunder and no action or proceeding shall have been instituted and remain pending before any such court or administrative tribunal to restrain or prohibit the transactions contemplated hereby; and

(b)

the representations and warranties of iaNett contained in the Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

The conditions described above are for the exclusive benefit of DFTG and DFTG Shareholders and such conditions may be waived in whole or in part by DFTG and DFTG Shareholders on or prior to the Closing Date by delivery to iaNett of a written waiver to that effect, signed by DFTG and DFTG Shareholders.

Shareholder and Regulatory Approval

Majority of Minority Shareholder Approval

As the Acquisition is a Reverse Takeover under CDNX policies, in order to complete the Acquisition, iaNett must obtain “Majority of the Minority Approval” from the Shareholders.  “Majority of the Minority Approval” means that the Acquisition must be approved by more than 50% of the votes cast at the Meeting by Shareholders who are not DFTG Shareholders, not Related Parties to DFTG and/or DFTG Shareholders.

Related Parties to DFTG include any promoter, officer, director, other insider or control person of DFTG and any Associates or Affiliates of such Persons.  Related parties to DFTG Shareholders include any associate to DFTG Shareholders.

The complete text of the ordinary resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“BE IT RESOLVED, as an Ordinary Resolution, that:

1.

The acquisition of all of the issued shares of Data Fortress Technologies Group Inc.  (“DFTG”) pursuant to a share exchange agreement dated March 1, 2002 in consideration of the issuance to the shareholders of DFTG of 30,000,000 common shares of the Company, at a deemed value of $0.10 per share, as more fully described in the Information Circular in respect of this Meeting, is authorized and approved as a Reverse Takeover as that term is defined in Policy 5.2 of the Canadian Venture Exchange.

2.

The Board of Directors is hereby authorized, at its discretion, to revoke this resolution before it is acted upon and terminate the acquisition of  DFTG without further approval of the Shareholders;

3.

Any director or officer of the Company is authorized to execute such documents and to take such actions on behalf of the Company as he considers necessary or desirable to carry out the intent of the foregoing resolutions.”

If the resolution is not passed by a “Majority of the Minority”, the Company may not receive the approval of the Exchange necessary to complete the Acquisition.

Regulatory Approval

The Acquisition and the issuance of the iaNett Shares to the DFTG Shareholders are subject to the approval of CDNX. As of the date of the Circular, final CDNX approval has not been obtained.

Sponsorship Agreement

Pursuant to a Sponsorship Agreement dated for reference November 21, 2001, Canaccord has agreed to act as sponsor in connection with the Reverse Takeover, subject to completion of satisfactory due diligence.  As compensation, Canaccord will receive a sponsorship fee in the amount of $30,000 plus GST, and 200,000 common shares of iaNett. The issuance of common shares of iaNett and the balance of the fee is due upon submission of the sponsorship report to the Exchange.  iaNett has also agreed to pay all expenses incurred by Canaccord relating to its involvement as sponsor.  Canaccord’s agreement to act as iaNett’s sponsor pursuant to the Sponsorship Agreement should not be construed as any assurance as to the merits of the Acquisition or the likelihood of its completion.

Finder's Fee

Calderan Ventures Ltd. (the "Finder"), a private company incorporated under the laws of the Province of British Columbia having a head office located at 5719 Cranley Drive, West Vancouver BC, V7W 1S7, which is 100% beneficially owned by Jim Romano, will receive a finder's fee for the Acquisition.  The Finder introduced DFTG to iaNett and also established the ground work for iaNett and DFGT to negotiate the RTO.  The finder will also assist with the process of completing the Acquisition through participation in iaNett meetings and providing guidance on the process.

In consideration of the Finder introducing DFTG to iaNett, iaNett agrees to pay the Finder a commission equal to 5% of the value of the Acquisition (the "Fee"), by allotting and delivering to the Finder 1,500,000 common shares (at a deemed price of $0.10 per common share), being fully paid and non-assessable common shares of the Company not subject to any liens, charges or encumbrances whatsoever.  These shares will be delivered immediately upon issuance.

The payment of the Fee is subject to the following terms and conditions:

1.

iaNett receiving shareholder and Exchange approval to the Acquisition; and

2.

iaNett and DFTG completing the Acquisition;

3.

iaNett receiving Exchange approval to the payment of the Fee.

The shares issued to the Finder will be subject to the following hold periods:

(a)

a fourth month hold period under the provisions of the British Columbia Securities Act;

(b)

a concurrent four month hold period under the provisions of the Canadian Venture Exchange policies and may not be traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident during the hold period; and

(c)

the finder, iaNett and Computershare, by verbal agreement, are entering into a Voluntary Pooling Agreement whereby 33% of the Finder's shares will be released on the closing of the Acquisition and the remaining 66% in 33% increments on the dates which fall 8 and 12 months from the date of the Acquisition.

Resale Restrictions on iaNett Shares

Statutory Hold Periods

The iaNett Shares to be issued to the DFTG Shareholders will be subject to a hold period under applicable securities laws which will expire four months after the Closing Date as iaNett has filed, with the British Columbia and Alberta Securities Commission, a recent Annual Information Form (“AIF”) and all supporting documents required thereof.

Surplus Share Escrow Agreement

Resale of the iaNett Shares to be issued to the following DFTG Shareholders will also be restricted pursuant to a Surplus Share Escrow Agreement to be entered into by the Company, the DFTG Shareholders, and Computershare prior to the Closing:

Name of DFTG Shareholder	Number of iaNett
CK Chong	8,566,667
Michael Chong	8,556,667
Andy Chong	3,033,333
Jordan Krushen	5,533,333
Rick Thomas	4,300,000
TOTAL	30,000,000

All shares of the Company issued contemporaneously or in conjunction with the Acquisition to a "Principal of DFTG” as defined in Policy 5.4 of the CDNX Corporate Finance Manual, will be escrowed pursuant to Policy 5.4 of the CDNX Corporate Finance Manual.  Therefore, 30,000,000 iaNett Shares, to be issued to the above DFTG Shareholders, are subject to escrow restrictions and the escrowed shares shall be released as follows:

Release Dates	Percentage of Total Escrow Shares to be Released	Total Number of iaNett Shares to be Released
6 months following date of Exchange Notice of approval of the Acquisition	5%	1,500,000
12 months following Exchange Notice	5%	1,500,000
18 months following Exchange Notice	5%	1,500,000
24 months following Exchange Notice	5%	1,500,000
30 months following Exchange Notice	10%	3,000,000
36 months following Exchange Notice	10%	3,000,000
42 months following Exchange Notice	10%	3,000,000
48 months following Exchange Notice	10%	3,000,000
54 months following Exchange Notice	10%	3,000,000
60 months following Exchange Notice	10%	3,000,000
66 months following Exchange Notice	10%	3,000,000
72 months following Exchange Notice	10%	3,000,000
TOTAL	100%	30,000,000

Closing Date

If the Meeting is held as scheduled and is not adjourned and the other closing conditions are satisfied or waived, iaNett will issue the iaNett Shares to the DFTG Shareholders on the Closing Date.  It is the objective of iaNett to have the Closing Date occur as soon as practicable after the Meeting.  Management expects that the Closing Date will occur in April, 2002.

On or before the Closing Date, iaNett intends to file an amendment to its Memorandum with the British Columbia Registrar of Companies to change its name from “iaNett International System Ltd.” to “Data Fortress Group Limited” (see "Name Change" below).

DFTG Value Information and Discussion

No independent report of fair market value of Data Fortress Technologies Group (2002) Inc. (described herein as DFTG) was commissioned as the holding company for the three subsidiary companies, Data Fortress Technologies Ltd., Pacific Ram Distributors Ltd., and Connect West Networks Ltd.  The wholly owned subsidiary, Connect West Networks Ltd., was incorporated in January 2002 in order to separate business operations and execute a contract with Simon Fraser University (“SFU”) for the provisions of network services.  Data Fortress Technologies Ltd., was incorporated September 7, 2000 and began operations in January 2001 to provide colocation and managed services as well as operate a proprietary redundant 3.2 kilometer fiber optic ring (“data loop”) in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone at Harbour Centre. Pacific Ram Distribution Ltd., was incorporated March 1991 and provides wholesale manufacturing and equipment sales.

DFTG Value Approach

Pacific Ram Distributors Ltd., did provide a third party report authored by The Geneva Companies Inc. (“Geneva”) with offices in Toronto, Ontario, as at October 29, 2001. The Geneva Evaluation Report (“Report”) was furnished for the exclusive use of Pacific Ram Corporation and is a firm that relies on its extensive mergers and acquisitions experience to determine the appropriate use and weight of valuation approaches. With more than two decades of experience valuing and, most importantly, selling businesses helps them assess value of companies in the M&A market.

The Geneva report was limited in scope to Pacific Ram Distribution as a stand-alone operation and the authors were not made aware of the associated companies or of the intended integration or organization as wholly owned subsidiaries of the holding company Data Fortress Technologies Group (2002) Inc. (described herein as DFTG). Within this limitation Geneva provided a notional value of Pacific Ram Distribution Ltd at $878,000 as value to owner, and, as a stand-alone operation. A copy of this report will be available at the Meeting or upon request to the Company.

The holding company Data Fortress Technology Group (2002) Inc. (DFTG) and Connect West Networks Ltd., had not yet been formed at the time the November 21, 2001 Agreement in Principle was entered into, iaNett management deemed it appropriate to accept the Geneva report as an indication of value for Pacific Ram and negotiated the Agreement in Principle as follows per item 3 of the November 21, 2001 Agreement in Principle;

1.

“Purchase and Sale Of the Data Fortress Group Shares:  INE will purchase all of the common shares in the capital of the Data Fortress Group, the holding company which are outstanding as at the Closing (previously defined as the "Data Fortress Acquisition") based on the following deemed values;

1.

Pacific Ram Distribution Corp. $1,000,000

2.

Data Fortress Technologies Ltd. $1,000,000

3.

Connect West Networks Ltd. $1,000,000

The above values were negotiated as to amount with the subject that Connect West Networks Ltd. before Closing signs an agreement with Simon Fraser University (“SFU”) that provides for $10,000 per month cash flow after direct costs per the pending 10-year contract proposal made to SFU. There can be no assurance Connect West will successfully negotiate a Final agreement with SFU. While no agreement has been signed at the current date a Letter of Intent has been entered into. The contemplation of the November 21, 2001 Agreement in Principle was for the SFU contract as described or another contract of like value executed with Connect West Networks Ltd., in order to have value attributed to this company. As at December 31, 2002 Connect West Networks Ltd. entered into a two year renewable contract with HealthNet Networks Ltd. which provided for a one-time $14,438 set up fee and monthly recurring revenue to Connect West Networks Ltd of $10,538.00. Management considered this monthly revenue as cash flow as there is no attached direct costs to the revenue and marginal overhead obligations in terms of providing space to the equipment provided by HealthNet Networks Ltd..

As contemplated, Connect West Networks Ltd., at the time of the Agreement did not actively engage in any business, however as at February 14, 2002 a letter of intent with SFU has been executed. Management anticipates that, if a final agreement with SFU is ultimately signed, it will provide for $10,000 per month cash flow on an EBITDA basis into Connect West Networks Ltd. Accordingly, as at November 21, 2001, iaNett management examined the “potential” value of Connect West and compared it to its determination of value established using a cash flow basis. On the single SFU contract using a multiple of 5X cash flow there is potential market value of $600,000.

The subsidiary Data Fortress was also still in start up stages as at November 21, 2001 with gross revenues of only $17,000 from April 2001 to September 2001. In arriving at the negotiated value for Data Fortress iaNett management considered using actual historical share transactions primarily the $210,000 convertible debenture. Data Fortress contemplated the issue of up to $400,000 principal amount 20% Convertible Unsecured Subordinated Debentures (the Debentures) as at September 2001 at a rate of 10% with semi-annual installments. Accordingly Data Fortress reserved an allotment of 20% of the  Common Shares in its unissued capital stock upon conversion if the Debentures.   The conversion feature implied a value of Data Fortress of $2,000,000 based on this potential issuance of shares to non-arm’s length parties.  As at September 30, 2001 $210,000 of the Debenture had been issued to the following family and friends;

Name of Debenture Holder	Amount of Debenture	Date of Execution
Ryan Kenny	10,000	September 6, 2001
Eric Ooi Chang Joo	20,000	September 8, 2001
Felix Michael Terry	20,000	September 5, 2001
Ernest & Molly Cheah	20,000	September 5, 2001
Lam Tak Wong	40,000	September 11, 2001
John Cheah and Lynn Lim	20,000	September 5, 2001
Janet Cheng/Kwok Ki Yeung	20,000	September 6, 2001
Leigh & Anita Saari	20,000	September 4, 2001
Teresa Englmann	20,000	September 7, 2001
Susan W.C. Wong & Wen Mei Wong	20,000	September 3,2001
	$210,000

The conversion feature of the Data Fortress debenture has at the date of this disclosure been removed and iaNett management is of the view that such historical share transactions are not indicative of fair market value given that investors were made up of family and friends and were fully aware that Data Fortress planned to seek a listing on a public stock exchange in Canada.

DFTG Negotiation Approach

Given the nature and status of overall business operations of the holding company DFTG and its subsidiaries, Pacific Ram, Connect West and Data Fortress as well as the approaches to value outlined above, iaNett management determined that the most appropriate method for negotiating value for the DFTG holding company was to accept the Geneva Report for Pacific Ram and as an indication of value, but, as a method for determining a range of value for Pacific Ram, Data Fortress and Connect West, was to use an income-based approach, namely a capitalized earnings before interest taxes and depreciation and amortization (“EBITDA”) approach.  Such an approach was arrived at through examination of Data Fortress results, the income prospects of both Data Fortress and Connect West and the significant levels of capital expenditures required in the industry, feedback from industry participants and available industry analyst information.

As the means for negotiating value of the three subsidiaries, Pacific Ram, Data Fortress and Connect West, iaNett management utilized a projected cash flow approach, with a 25% discount to projections provided by management of Data Fortress.

iaNett management's assessment, involved among other things, interviews with the principals of Pacific Ram, Data Fortress and Connect West, a review of the business plans, site visits, a review of financial information, material agreements, marketing plan, customer lists, staffing plan, and other information and general research in the market for the demand of colocation services, managed services, bandwidth services and IT contracting services. iaNett management also relied upon the accuracy of the provided information and has made certain assumptions, including among other things that key management of Data Fortress and Connect West would continue in employment for at least 24 months, Data Fortress and Connect West would have adequate financial resources to implement its business plan, the book value of Data Fortress assets is equal to the market value, and Data Fortress has title to its assets free of liens and claims.

Using these approaches iaNett management examined Data Fortress’s and Connect West’s and Pacific Ram’s potential market value. Potential market value is not equal to fair market value.  Potential market value refers principally to future cash flows. (with adjustment for risk).  Such values are based on many factors, including market conditions, as well as specific past, current and projected organizational performance.

Accordingly, iaNett management examined the “potential” value of DFTG  (the potential market valuation can be a more aggressive view of the prospects, i.e., assuming needed funding is secured, the closing of the Acquisition, and more positive developments with respect to larger revenue generating contracts).

The current potential value estimate for DFTG of $2.3 million (i.e., five-year, April 02 – March 07) was arrived at by using a projected discounted cash flow and (discount rate of 25% and an annual growth of 10%) indicated that a notional purchaser would likely see that the current potential value of DFTG as significant, confirmed somewhat by the independent report by Geneva Corp., but – as would be expected – fair market value before acquiring stronger revenue generating contracts, and generating such expected revenues, would be less.

Corporate Structure

Upon completion of the Acquisition, the anticipated corporate structure of the Company will be as follows:

*Management anticipates these companies will be wound up in due course after closing of the transaction.

Pro Forma Consolidated Financial Position

The pro forma consolidated financial statements attached as Schedule “D” to this Circular reflect the effect of the proposed Acquisition and related assumptions. The assumptions applied in the compilation of the pro forma consolidated financial statements are disclosed in the notes thereto.  The pro forma consolidated financial statements should be read in conjunction with the audited June 30, 2001 and unaudited September 30, 2001, iaNett Financial Statements, attached as Schedule “A” to this Circular, and the audited and unaudited financial statements of Pacific Ram Distributors Ltd. and Data Fortress Technologies Ltd. for the periods ended March 31, 2001 and September 30, 2001 attached as Schedules “B” and “C” to this Circular. Respective auditors have reviewed the unaudited stub periods and a comfort letter is attached in each case.

Accounting Treatment

The Acquisition will be treated for accounting purposes as a reverse take-over.  See “Pro Forma Consolidated Financial Statements” in Schedule “D” to this Circular.

Recommendation of the Board of Directors

The DFTG Shareholders have agreed to escrow their iaNett Shares over a six-year period and accordingly the directors of the Company are satisfied that the significant risk of having their iaNett Shares escrowed for such a long period of time warrants the 20% discount to the trading value of the iaNett Shares being issued. As at November 21, 2001 the trading range of the common shares of iaNett was $0.12 - $0.13.  Accordingly, after due consideration to all the factors the trading price of the Company’s stock at the Agreement in Principle date, November 21, 2001 and with a view to the escrow terms applicable to the DFTG Shareholders and a recognition of the value of the DFTG’s business, the Board has concluded the DFTG Acquisition is in the best interests of the Company.

The Board has authorized the submission of the Acquisition Resolution to the Shareholders for approval.  Accordingly, the Shareholders will be asked to consider and, if thought fit, pass an Ordinary Resolution to approve the Acquisition as set out on page .

The Board of Directors unanimously recommends that the Shareholders vote “For” the Acquisition Resolution.

The discretionary authority granted by the enclosed Proxy will be used by Management to approve any amendments to the Acquisition Resolution acceptable to Management.

Unless otherwise directed, it is the intention of Management designees to vote Proxies in the accompanying form “FOR” the Ordinary Resolution approving the Acquisition.

In conjunction with the Acquisition, and in order for iaNett and DFTG to have the same financial year end, iaNett intends  to change is financial year end from June 30 to March 31.  No approvals are required to effect this change.

NAME CHANGE

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, the following Special Resolution:

(a)

The Company’s name be changed from “iaNett International Systems Ltd.” to “Data Fortress Group Inc.” or such other name as the Board of Directors may, in its discretion, approve and as may be acceptable to the Registrar of Companies (British Columbia) and the Canadian Venture Exchange;

(b)

The Company’s Memorandum be altered so that it will be in the form set out in “E” to this Information Circular to reflect the name change;

(c)

Any one officer or director of the Company be and is hereby authorized to do all such things and execute all such instruments as may be necessary to give effect to this Special Resolution, including delivering a certified copy of this Special Resolution and altered Memorandum to the Registrar of Companies (British Columbia); and

(d)

Notwithstanding approval of the Shareholders of iaNett as herein provided, the Board of Directors of iaNett may, in its sole discretion, revoke the Special Resolution before it is acted upon, without further approval of the Shareholders of iaNett.

The name change must be approved by Special Resolution in order to become effective.  To be passed, a Special Resolution requires the affirmative vote of at least three-quarters (3/4) of the votes cast by the Shareholders present at the Meeting in person or represented by Proxy.  If the Special Resolution is not approved, or in the event that the Company does not complete the Acquisition, the Board of Directors of the Company will not proceed with the change of name.

If Shareholders pass the Special Resolution authorizing the name change, the Company must file a certified copy of the resolution with the Registrar of Companies for British Columbia, and the resolution will take effect on the date of filing.  Even if Shareholders pass the resolution, the Company’s directors may decide not to implement the name change at their sole discretion.  The Company cannot make the proposed changes without the approval of the Exchange.

The discretionary authority granted by the enclosed Proxy will be used by Management to approve any amendments to the above resolution acceptable to it.

Unless otherwise directed, it is the intention of the Management designees to vote Proxies in the accompanying form “FOR” the Special Resolution approving the name change.

AMENDMENT OF ESCROW SHARES

Under the policies of CDNX, and in particular pursuant to CSA Notice 46-302 governing amendments of Escrow Agreements and in particular the guidelines under which it will permit existing escrow Agreements to be amended to reflect the release terms included in the proposed uniform escrow regime outlined in the CSA Notice 46-302, the Company must obtain the approval of its Shareholders to an amendment.

As the amendment to the Escrow Agreement is within the guidelines of CSA Notice 46-302 under CDNX policies, in order to amend the Escrow Agreement, iaNett must obtain “Majority of the Minority Approval” from the Shareholders, ie. approved by a majority vote of the Shareholders excluding escrow shareholders and their affiliates and associates.

The complete text of the ordinary resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“BE IT RESOLVED, as a Special Resolution, that:

(a)

Subject to Regulatory Approval, the Company’s Escrow Agreement dated June 23, 1999 (the "Escrow Agreement"), between the Company, Mr. Sanidas and Montreal Trust Company of Canada (now Computershare Trust Company of Canada) be amended pursuant to CSA Notice 46-302.

(a)

Notwithstanding approval of the Shareholders of iaNett as herein provided, the Board of Directors of iaNett may, in its sole discretion, revoke the Ordinary Resolution before it is acted upon, without further approval of the Shareholders of iaNett.

The amendment to the Escrow Agreement must be approved by Ordinary Resolution in order to become effective.  To be passed, an Ordinary Resolution requires the affirmative vote of at least three-quarters (3/4) of the votes cast by the Shareholders present at the Meeting in person or represented by Proxy.

Unless otherwise directed, it is the intention of the Management designees to vote Proxies in the accompanying form “FOR” the Ordinary Resolution approving the amendment to the Escrow Agreement.

APPROVAL OF AMENDMENT TO STOCK OPTION PLAN

Incentive stock options are granted at the discretion of the directors to insiders of the Company pursuant to an incentive stock option plan (the "1999 Plan") dated May 18, 1999, as amended June 25, 1999 (the "1999 Plan") which amendment was approved by the shareholders at an Annual General Meeting held on June 29, 1999.  The Company implemented a new Plan dated July 14, 2000 (the "2000 Plan"), as the number of options available under the 1999 Plan was limited.  Therefore, the Company had two option plans in existence, as there were still options available under the 1999 Plan.  At the 2002 Meeting, Shareholders will be asked to consider and if thought fit, to approve, with our without amendment, an amendment to the Company's 1999 and 2000 Plan to increase the maximum number of common shares reserved by the Company for issuance and which may be purchased upon the exercise of all options under the Plan to 3,274,266 (equal to 20% of the Issued and Outstanding Share Capital of the Company); The Plan, attached to this circular as Schedule “F”, requires approval from the Canadian Venture Exchange.

All incentive stock options issued are subject to a vesting period, whereby 25% of the number of options issued may be exercised on the date of grant, and a further 25% at intervals of 6, 12 and 18 months from the date of grant.

The Company may grant stock options to its directors, senior officers and employees or to employees of a company providing management services to the Company or to consultants engaged by the Company in consideration of them providing their services to the Company.  The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by such regulatory authority.  The options enable such persons to purchase shares of the Company at a price fixed pursuant to the rules of such regulatory body.  The option agreements provide that, subject to the vesting schedule, the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, senior officer or employee of the Company or within a period of not more than 30 days after ceasing to be a director, officer or employee or, if the optionee dies, within one year from the date of the optionee's death.  The options are exercisable by the optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

Specific disinterested shareholder approval is required to any plan where options may exceed 5% of the issued shares to any one individual during a fiscal year, or where the overall number of options to be issued during a fiscal year, including outstanding stock options issued prior to the implementation of a Plan, exceed 20%.  During 2001, no individual grants were made exceeding 5% of the Company's issued and outstanding shares, nor did the overall number of options granted during 2000 exceed 20% of the Company's issued and outstanding shares.

The Company granted a total of 789,250 stock options under the Plan during fiscal 2001, and an aggregate of 1,410,000 incentive stock options are currently outstanding. All current outstanding stock options that are under the Plan are as follows:

Name of Optionee	No. of Option Shares	Exercise Price	Expiry Date
Gordon Samson	100,000	$0.20	Jan. 4, 2007
Gordon Samson	100,000	$0.10	Oct. 5, 2006
Theo Sanidas	190,000	$0.10	Oct. 5, 2006
Theo Sanidas	55,000	$0.10	Nov 23, 2005
Marcus New	50,000	$0.20	Jan. 4, 2007
Marcus New	305,000	$0.10	Oct. 5, 2006
Marcus New	20,000	$0.10	Sept 5, 2005
Marcus New	10,000	$0.10	Nov 23, 2005
Marty Anstey	24,000	$0.10	Oct. 5, 2006
Marty Anstey	1,000	$0.10	Sept 5, 2005
Marty Anstey	5,000	$0.10	Nov 23, 2005
Shone Anstey	50,000	$0.20	Jan. 4, 2007
Shone Anstey	94,000	$0.10	Oct. 5, 2006
Shone Anstey	1,000	$0.10	Sept 5, 2005
Shone Anstey	5,000	$0.10	Nov 23, 2005
Richard Cushing	50,000	$0.20	Jan. 4, 2007
Richard Cushing	24,000	$0.10	Oct. 5, 2006
Richard Cushing	1,000	$0.10	July 12, 2004
Richard Cushing	5,000	$0.10	Dec 21, 2004
Richard Cushing	5,000	$0.10	Nov 23, 2005
Ron Goyette	28,500	$0.10	Oct. 5, 2006
Ron Goyette	1,500	$0.10	Dec 21, 2004
Ron Goyette	5,000	$0.10	Nov 23, 2005
Tina Miller	8,750	$0.10	Oct. 5, 2006
Tina Miller	1,250	$0.10	Nov 8, 2004
Kathy Stahr	15,000	$0.10	Oct. 5, 2006
Kathy Stahr	5,000	$0.10	Nov 23, 2005
Jim Romano	100,000	$0.20	Jan 4, 2007
Scott Young	100,000	$0.20	Jan. 4, 2007
Marie Shields	50,000	$0.20	Jan. 4, 2007
Total

Accordingly, the shareholders will be asked at the Meeting to pass an Ordinary Resolution, the text of which is substantially in the form as follows.  In accordance with CDNX policy, Insiders of the Company and their associates will abstain from voting on the following resolutions.  The Company will consider the term “insiders” to include persons nominated for election as directors at the Meeting.

 “BE IT RESOLVED THAT:

(a)

the Amendment to the Company's Incentive Stock Option Plan dated for reference February 20, 2002, subject to Regulatory Approval, authorizing the Company to grant to eligible officers, directors,  employees and qualified consultants of the Company options to purchase an aggregate of 3,274,266 common shares (or 20% of the issued and outstanding common shares) of the Company, be and is hereby approved;

(b)

the granting and exercise of incentive stock options previously granted to certain officers, directors, employees and qualified consultants of the Company in accordance with the terms of the Company's Incentive Stock Option Plan, and any amendments to such options granted, are hereby approved; and

(c)

the directors of the Company be authorized to grant additional options to officers, directors, employees and qualified consultants of the Company, and to amend such options granted, pursuant to the terms of the Incentive Stock Option Plan and subject to regulatory approvals, and that no further approval from the shareholders shall be required prior to the exercise of all or part of any such options granted.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the best of the knowledge of the Company and its Management, no insider of the Company, no proposed nominee for election as a director or any Associate or Affiliate of such Persons or companies, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company, other than as disclosed herein or in the iaNett Financial Statements.

PART III – Data Fortress Technologies Group (2002) Inc. (“DFTG”)

INCORPORATION AND CORPORATE HISTORY

Data Fortress Technologies Group (2002) Inc. or DFTG is a private British Columbia company that was formed on March, 2002 as a holding company for the three related private companies, namely Pacific Ram Distributors Ltd., Data Fortress Technologies Ltd., and Connect West Networks Ltd. ("collectively the Subsidiaries").

DFTG has entered into a Share Exchange Agreement dated March 1, 2002 with the Subsidiaries whereby DFTG has acquired all of the issued and outstanding shares of the Subsidiaries.  Details of the Subsidiaries are set out below.

	Pacific Ram	%	Data Fortress	%	Connect West	%	Exchange to Data Fortress Group (2002)%
Andy Chong	3,033,333	30.33%					3,033,333	10.11%
CK Chong	3,033,334	30.33%	3,033,333	30.33%	2,500,000	25.00%	8,566,667	28.56%
Michael Chong	3,033,333	30.33%	3,033,334	30.33%	2,500,000	25.00%	8,566,667	28.56%
Jordan Krushen			3,033,333	30.33%	2,500,000	25.00%	5,533,333	18.44%
Rick Thomas	900,000	9.00%	900,000	9.00%	2,500,000	25.00%	4,300,000	14.33%
Totals	10,000,000	100.00%	10,000,000	100.00%	10,000,000	100.00%	30,000,000	100.00%

The head office of DFTG is located at LM – 1281 West Georgia Street, Vancouver, British Columbia.  The registered and records office of DFTG is located at Pyke, Lambert, Leathley, Russell, 500 Cooney Road, Richmond, B.C. V6X 3M1.

Pacific Ram Distributors Ltd.

Pacific Ram Distributors (“Pacific Ram”)  was incorporated in March 1991, in British Columbia.

Prior to the organization as a wholly owned subsidiary of DFTG, Pacific Ram was owned as to 30.33% by Michael Chong and as to 30.33% by CK Chong and as to 30.33% Andy Chong and as to 9.% Rick Thomas.  At the time of being organized as a wholly owned subsidiary, the directors and officers of Pacific Ram were as follows:

Name	Position
Michael Chong	President and Director
CK Chong	Treasurer and Director
Andy Chong	Director

Data Fortress Technologies Ltd.

Data Fortress Technologies Ltd. was incorporated on September 7, 2000 in British Columbia. (“Data Fortress”)

Prior to the organization as a wholly owned subsidiary of DFTG, Data Fortress was owned as to 30.33% by CK Chong and as to 30.33% by Michael Chong and as to 30.33% by Jordan Krushen and as to 9.0% as to Rick Thomas. At the time of being organized as a wholly owned subsidiary, the directors and officers of Data Fortress were as follows.

Name	Position
Michael Chong	President and Director
CK Chong	Treasurer and Director
Jordan Krushen	CTO, Director
Rick Thomas	Director

Connect West Networks Ltd.

Connect West Networks Ltd. was incorporated on January 8, 2002 in British Columbia. (“Connect West”)

Prior to the organization as a wholly owned subsidiary of DFTG, Connect West was owned as to 25.0% by CK Chong and as to 25.0% by Michael Chong and as to 25.0% by Jordan Krushen and as to 25.0% as to Rick Thomas. At the time of being organized as a wholly owned subsidiary, the directors and officers of Data Fortress were as follows.

Name	Position
Michael Chong	President and Director
CK Chong	Treasurer and Director
Jordan Krushen	CTO, Director
Rick Thomas	Director

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS OF DFTG

In this Circular, the business of DFTG is described on an “as consolidated” basis.  In other words, while the following sections describe each wholly owned subsidiary separately DFTG operates as a singular enterprise achieving synergies both internally, organizationally, and externally through cross selling services. The businesses which they carry out and which continue to carry out through the amalgamated entity DFTG are described as the business of DFTG unless there is some reason to distinguish between the three subsidiary companies.

The companies collectively provide wholesale manufacturing of equipment ranging from PC’s to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services.

This full service ability permits the Company to alter perceptions of traditional methods for enterprises frustrated with managing internal Information Technology (“IT”) functions from capital expenditures to payroll and other overhead-related costs associated with network management and data communication.

Since 1991, DFTG has operated a computer manufacturing and systems integration facility under the brand name “Logic Computers” and is located in Richmond, B.C., Canada.  This location continues to offer access to the markets of the Far East, Europe and North America, where the Company’s clients operate. The facilities are held under a three year lease with Bee Keok Chong, the spouse of CK Chong, a proposed director of the Company, at $1,600.00 per month plus applicable property taxes.

 In January 2001, the Company became one of the first companies of its kind in the Vancouver market to operate a  collocation data center and data storage facility to provide its customers with a secure environment.

In October 2001, the Company completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver.  This fiber optic ring connects DFTG’s data centre to the Internet backbone at Harbour Centre.

PACIFIC RAM DISTRIBUTION CORP.

Pacific Ram Distribution Corp. (“Pacific Ram”) was established in April of 1991 to become a computer manufacturer and systems integrator using the brand name “Logic Computers”.  The Company’s operations are located in Richmond, British Columbia, Canada.

Pacific Ram produces a full line of the latest Personal Computers and Business Workstations, as well as Servers to meet the ever-growing needs of its customers.  The Company has  suppliers including Panasonic, U.S. Robotics, Yamaha, Pioneer, Toshiba, Memorex, Epson, Hewlett-Packard, Fujitsu, Palm, Acer, Borderware and Canon, just to name a few.

Over the past 11 years, Pacific Ram has successfully strengthened these strategic relationships with its suppliers.  This has enabled the Company to provide its clients with service and commitment.   As the computer industry expands, the growth of Pacific Rim and European markets gives Canadian companies a larger role as computer manufacturers and system integrators.  Pacific Ram has successfully established itself in both of these arenas with strong strategic partnerships and client service.

DATA FORTRESS TECHNOLOGIES LTD.

Data Fortress Technologies Ltd. (“Data Fortress”) was founded in January of 2001 to provide customers with a secure environment and access to a fiber optic network.  Data Fortress is one of the first companies of its kind in the Vancouver market to operate a co-location data center and data storage facility.

In October 2001, Data Fortress completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver.  This fiber optic ring connects the Data Fortress data centre to the Internet backbone at Harbour Centre.   Having its own downtown fiber optic data loop is a competitive advantage and creates business opportunities for Data Fortress.

CONNECT WEST NETWORKS INC.

Connect West Networks Inc. (“Connect West”) was established in May 2001 to respond to a ‘Request for Proposals’ from Simon Fraser University.  In its response, Connect West presented the University with a unique and innovative solution, which incorporated many of its strategic partners.  SFU has indicated its intention to accept the proposal  by Letter of Intent, dated February 14, 2002. The Letter of Intent is subject to final approval by SFU’s Board of Governors. If that approval is received, Connect West must then successfully negotiate a binding agreement with SFU. There can be no assurance that the approval of the Board of Governors will in fact be received, or if it is received, that the Company will be able to successfully negotiate a final agreement with SFU.

The ever-expanding need for broadband connectivity is especially apparent in residential and commercial settings, university campuses, as well as numerous other applications.  Connect West specializes in support, design and implementation of local and wide area network solutions.  It provides connectivity from start to finish, designing solutions that completely meet the needs of its customer.  Connect West’s management team has over 45 years of project management and consulting experience.

Accomplishments to Date

Since its launch in January 2001, Data Fortress as a wholly owned subsidiary of DFTG has been successful in attracting a wide range of customers to its facility:

1.

Application Service Providers (ASPs)

2.

Web Hosting Companies

3.

Software Developers

4.

Movie Production Companies - streaming video

5.

Web-based entertainment providers

To date, the Company has achieved a number of important milestones and objectives including:

1.

Completed Fibre Ring including lighting of first four strands on diverse routes.

2.

Completed transition of placing BIG PIPE as the primary Internet provider with Group Telecom as the secondary provider.

3.

Installed (3) Different VOIP companies into DFTG facilities, making it the largest provider of services in the British Columbia market.

4.

Completed the first stage of the fully managed services for Skinny Scrip including three on ramps to the fibre ring.

5.

Implemented the first and second fully managed outsource infrastructure contracts.

6.

Re-organized sales team and management to increase their effectiveness while reducing the over-all cost of sales.

7.

Completed installation fully managed services of “Healthnet” and its related companies.

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

Attached to this Circular are:

(a)

audited and unaudited financial statements of Pacific Ram Distribution Ltd. for the fiscal year ending March 31, 2001 and the auditor’s report thereon and the six months ending September 30, 2001 (unaudited with letter of comfort); and

(b)

audited and unaudited financial statements of Data Fortress Technologies Ltd.  for the fiscal year ending March 31, 2001 and the auditor’s report thereon and the six months ending September 30, 2001 (unaudited with letter of comfort).

(c )

financial statements of Connect West Networks  Ltd. are not provided as company formed on January 2002

Selected financial information for the last two financial years ending March 31, 2000 and 2001 and the six-month period ending September 31, 2001 on a consolidated basis is noted in the table below.

Summary of Financial Information

                                                Data Fortress Technologies Ltd.                            Pacific Ram Distributors Ltd.

	Six Months Ending September 30, 2001 Unaudited	Year Ending March 31, 2001 Audited	Year Ending March 31, 2000 Unaudited	Six Months Ending September 30, 2001 Unaudited	Year Ending March 31, 2001 Audited	Year Ending March 31, 2000 Unaudited
Sales	17,307	14,920	N/A	2,081,2069	5,866,285	4,588,732
Gross profit	17,307	14,920	N/A	205,566	597,233	518,942
Advertising and Promotion	650	6,734	N/A	4,097	21,697	17,522
Accounting and Legal	41,384	11,980	N/A	54,872	8,371	8,941
Amortization	31,262	13,621	N/A	2,373	5,395	9,066
Bank Charges and Interest	1,747	9,242	N/A	17,771	24,103	18,866
General and Administrative(1)	32,959	44,741	N/A	18,968	118,685	99,467
Rent and Utilities	22,416	31,350	N/A	10,949	22,999	23,997
Wages and Benefits	91,003	44,850	N/A	168,761	348,303	324,720
Net Income (Loss) from Operations	(204,114)	(147,598)	N/A	(72,225)	47,680	16,363
Working Capital	70,020	(9,795)	N/A	51,988	120,526	136,693
Fixed Assets	254,114	44,505	N/A	17,964	17,310	23,725
Inventory	N/A	N/A	N/A	263,603	338,077	229,064
Long Term Liabilities	286,703	92,965	N/A	282,711	271,048	24,702
Retained Earnings	(251,493)	(147,379)	N/A	105,843	178,068	130,388

(1)

These expenses include legal, accounting and consulting fees paid in addition to the administrative fees relating to  operations.

Current Operations

Data Fortress occupies 3,600 square feet in the basement of 1281 West Georgia Street with 1,200 square feet currently dedicated to collocation with a capacity of 48 rack spaces.  The existing collocation space can be scaled to 2,800 square feet and 116 rack spaces and can also be expanded to other buildings using a LAN extension technology. The current location was identified as ideal for a collocation facility for the following reasons:

1.

the relatively cool temperatures below ground level

2.

the building maintains a high level of security, requiring card access after hours

3.

there are only 2 points of entry to Data Fortress’ suite

4.

the concrete walls are 8” thick (location used to be the TD Bank’s document vault)

Data Fortress infrastructure offers several peering connections to the Internet backbone and is directly connected to broadband communications service providers Group Telecom and Big Pipe Inc. (a Shaw Subsidiary). These networks are fully redundant (meaning bi-directional data flow capabilities even if the fiber line is broken), running Border Gateway Protocol (BGP4) and utilizing Extreme Networks equipment.  The Company also provides:

1.

A separate electrical circuit for the data centre

2.

Fully redundant fiber optic broadband connectivity

3.

Secure space for servers and other network equipment

4.

Seismic Zone 4 rated and mounted racks

5.

Clean, redundant Liebert uninterruptible power supply (UPS)

6.

Raised floors for clean, efficient air flow and cable management

7.

State-of-the-art climate controlled environment

8.

Fire suppression, alarm, and video monitoring systems

9.

Network operations centre to monitor networks and equipment

10.

Network support services – managed networks

Revenues are generated from a number of diverse areas:

Offline post-production

•

Hi-speed connectivity

•

Collocation

•

Internal managed services

•

External managed services

•

Hardware sales and services

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000 for Pacific Ram Distribution Corp.

Pacific Ram generated revenues of $5.8 million in fiscal 2001 compared to $4.5 million in 2000, representing am increase of 34%. This was increase was a result of a number of corporate clients of the company fulfilling large orders.

Gross margins remained the approximately the same at about 11% with gross profit being posted at $597,233 and $518,942 for the two fiscal periods respectively.

Marketing and general administration costs increase marginally over the year and as a percentage of gross sales dropped marginally.

Liquidity and Capital Resources

Bank indebtedness as at March 31, 2001 was approximately $271,000. Cash reserves for the period remained flat, however the referred to bank loan increased from $24,000. Working capital decrease from $136,000 to $120,000, however total assets in the company increased from $639,997 to $1,074,268 reflecting significant increases in accounts receivable from increased sales volume and significant increases in inventory balances.

Year Ended March 31, 2001 for Data Fortress Technologies Ltd.

Data Fortress Technologies Ltd., generated revenues of $14,920 for operations September 7, 2000 (inception) to March 31, with limited operations for the period. As such no comparatives are available for the period with no material operations until December 2001.

Liquidity and Capital Resources

Bank indebtedness at March 31, 2001 was approximately 70,000 which combined with intercompany loans of approximately $100,000 has financed the company from start up with some increase in accounts payable and an increase in accounts receivable.

PRODUCTS AND SERVICES

Overview

Managed Services

DFTG is one of a few Canadian companies providing data storage and collocation as a service. This service allows customers to connect their computer systems, or plug in, to the DFTG network to store and access their data in much the same way they obtain and use electricity or a telephone service. Managed storage services include storage and management of customers’ primary data, tape back-up of data for archival and restoration purposes, and real time copies of customer data at remote sites. DFTG also assesses, designs and implements customers' data storage environments, addressing customers' primary data needs as well as disaster recovery and business continuity plans. Customers include organizations that require large and rapidly growing volumes of data storage capacity and include established enterprises and Internet-based businesses in a wide range of industries, such as application service providers (“ASP”), communications, media, retail, wholesale distribution, health and education.

To deliver managed storage services, a dedicated fiber optic network that connects the data center or storage point of presence, has been laid within the downtown core of Vancouver.  This fiber optic ring connects DFTG’s data centre to the Internet backbone at Harbour Centre.

DFTG have entered into an agreement with TeraSpan Networks Inc. (“TeraSpan”), who has installed a 24 strand, fully redundant ring of “Surface Inlaid Fiber” exclusively for the Company.  TeraSpan were selected as the vendor because they offered the fastest, most economical fiber deployment technology and techniques available.  The fiber is laid approximately six inches under ground by creating a thin cut in the sidewalks and roadways in the downtown area.  This deployment method is fast1

, economical, and provides a fiber optic data network with a useful life of 20 to 30 years.

The TeraSpan Agreement obligates TeraSpan to provide all design, implementation, labour, equipment and city access agreements necessary to install the complete fiber ring.  They also provide a 24/7 Service and Licensing Agreement to cover all maintenance and service on the fiber ring, including a 4-hour response time to service issues and a 96-hour window to restore redundancy.  The costs of building this ring employing the TeraSpan method was approximately half the cost of traditional methods and are significantly lower than all competing bids which were in excess of $300,000.

Ownership of the fiber ring remains with TeraSpan, however DFTG holds a 20 year Irrevocable Right of Use (“IRU”).  The only on-going requirement for the fiber ring is maintenance.   In the event that TeraSpan were no longer in business, other vendors could be used.  Maintenance is in the form of repairs to any line damage.  Because the ring is fully redundant, a break in the line does not interrupt the flow of data.  Data can be transferred in both directions in a redundant ring allowing the data to simply flow in the opposite direction through the ring until the break is repaired.

The fiber used is crush resistant, loose tube micro cable, designed specifically for surface inlaid fiber deployment.  This deployment method is a new, patent-pending technique that eliminates the need to excavate streets.  The cost savings under TeraSpan’s deployment technique is substantial and allows a fiber network to be established in a fraction of the time previously required.

Collocation Services

Any business that depends on technology and server based systems is a potential collocation customer for DFTG.  From the simplest single server application to multi-site with high bandwidth requirement, DFTG can provide a variety of solutions to meet the client’s specific needs.

Collocation is the renting of data facility space for the purpose of housing server/telecommunications equipment and accessing bandwidth connections to the Internet or a private data network.  The customer “collocates” its servers along with other customers in an environment in which they can take advantage of the provider’s secured floor space and access to high network bandwidth.  The collocation facility provides racking space, power and network connectivity (referred to as Power, Ping and POP) to servers that are provided by the customers.

Collocation allows the Company’s customers to gain access to reliability and scalability they could not otherwise obtain on their own.  DFTG offers access to external technical expertise and eliminates the high up-front cost of establishing infrastructure, network bandwidth, and hiring trained personnel.

The external factors creating a demand for collocation include:

1.

Need for bandwidth and secure, high-performance Web technology

2.

Need for scalability and rapid time to market

3.

Complexity of sophisticated Web-site architectures

4.

Benefits of service providers’ economies of scale

5.

Benefits of service providers’ “economies of skill” as a solution to the shortage of high-quality IT personnel

6.

Investment required for infrastructure

7.

The risk of catastrophic loss associated with one physical location

MARKET

Overview

In July 2001, the Convergence Consulting Group Ltd., released the first report2 ever conducted on the state of the Canadian hosting market.  According to that report, hosting revenue reached an estimated $287 million at the end of 2000, should reach $501 million by year-end 2001, and $875 million by the end of 2002.  The Convergence report concluded that the Canadian hosting market is experiencing annual revenue growth in the range of 100% for the collocation, dedicated and application segments.

Forrester Research has projected that the North American collocation hosting market will grow from US $152 million at the end of 1998 to more than US $5.3 billion by 2003.  This growth is expected to continue since the Canadian market is still largely untapped and is experiencing robust growth rates itself.  According to Forrester, new management service providers (MSPs) are flooding the Web monitoring market.  These management application service providers (ASPs) are expected to gain customers who buy collocation hosting, but managed Web hosters with infrastructure and architecture acumen, like the Data Fortress Group, will prevail in the long run.

Using the U.S. market as an industry indicator, IDC reports that demand for web hosting reached US $1.8 billion in 1999.  This market is estimated to reach US $18.9 billion by year-end 2003, representing an overall compound annual growth rate of 87%.  It is reasonable to expect that the smaller Canadian market will equal or exceed these growth rates. Therefore, any business that depends on technology and server based systems is a potential collocation customer.  From the simplest single server application up to the multi-site, high bandwidth requirement, collocation can provide a variety of options and benefits.

Studies show that despite the downturn in the dot-com economy, eBusiness outsourcing services continue to surge in popularity.  Research conducted by the Hurwitz Group, Inc.3 indicates that customers are still very concerned with achieving time-to-market as a way to address traditional business priorities.  These priorities includes being ready for periods of peak demand, as well as to counter eBusiness initiatives by their traditional rivals.  The research also shows that customers are willing to pay a premium to suppliers who help them achieve time-to-market advantages.

The information technology industry, and particularly Internet e-Commerce, is driving growth in the Web hosting market.  Whether companies are engaging in business-to-business (B2B) or business-to-consumer (B2C), they are rapidly adopting e-Commerce.  This adoption of eBusiness has allowed the Internet to become a mission critical business tool and has created a huge demand for underlying Internet infrastructure. Organizations are now faced with the need to integrate the Internet into their business processes and are realizing that they lack the know-how and physical space necessary to install and manage their own servers.  In addition, monitoring the systems and providing technical personnel on a 24x7 basis is a daunting challenge.  For these reasons, many companies are increasingly opting for third party providers for their eBusiness infrastructure.  The added benefits of system security and the ability to create geographically distributed backup systems make collocation an attractive option.

At a purely financial level, companies outsourcing their server hosting requirements can realize significant returns on their investments.  To demonstrate this, technology intelligence provider IDC4 surveyed 12 companies that were either B2C dot-coms, eBusiness divisions of large enterprises, or Application Service Providers.  From the data collected, the survey concluded that these companies save an average of US $52,000 per server annually as a result of outsourcing their Internet data centres.

To effectively manage their data, companies require storage flexibility and functionality that is typically unavailable through a traditional data storage configuration that links a single computer to a single storage device. New technologies and the increasing availability of fiber optic bandwidth are making possible the creation of storage area networks that can link multiple servers to multiple storage resources through a dedicated high-speed network.

These new technologies have created the opportunity to establish a storage area network that can free businesses from the need to build and operate their own internal data storage infrastructures. By storing and accessing their data through a global storage network established and managed by a third-party provider, businesses can cost-effectively satisfy their data storage requirements and thus focus on their core competencies.

Competition

First mover status is a major competitive advantage in the collocation and data storage business.  DFTG has already established a strong foothold in the Vancouver market, and will need to continue to build up its data systems to firmly establish itself as a tier one facility.  Expansion plans required that DFTG lay its own dark fiber loop between its Vancouver office and the Harbour Centre, which has been completed.  This has allowed DFTG to secure its routing with Canada wide Internet backbone provider, Big Pipe Inc., making DFTG peer-neutral.  By being peer-neutral, the Company is able open its networks to all Network Access Providers, ILECs and CLECs, as well as local exchange carriers such as BCNet.  The Vancouver dark fiber loop will also add a level of redundancy to DFTG’s network, further increasing their value as a colocation facility to their customers. The data redundancy exists due to the bi-directional capabilities inherent in the fiber loop.

While there are substantial financial barriers to entry in the storage services provider market, DFTG expects to continue to face competition from traditional storage alternatives and will face additional competition from new market entrants. DFTG believes that the principal competitive factors affecting the market include:

1.

engineering and technical expertise and development of proprietary software;

2.

brand recognition;

3.

quality and variety of services offered;

4.

security, reliability, ease of use and rapid deployment of services;

5.

relationships with web hosting providers, equipment vendors, and communication services providers;

6.

ability to attract and retain skilled professionals;

7.

quality of customer service and support;

8.

financial resources; and

9.

price.

Competition may in the future come from storage hardware, software and service vendors who may elect to establish competitive service offerings or organizations, including:

1.

telecommunications companies;

2.

web hosting and internet service providers; and

3.

application service providers.

Local Competitors

	Data Fortress	Round Heaven	ISM-BC	Peer 1 Network	PSI Net	Group Telecom
Services

•

Internet   Bandwidth

•

Collocation

•

Managed Web Hosting

•

Customized e-business solutions

•

Custom network management and security solutions

•

ASP (Application Service Providers), CRM (Customer Relationship Management) and ERP (Enterprise Resource Planning) services

•

IT outsourcing services

• Internet Bandwidth • Collocation • Managed Web Hosting

•

Internet Bandwidth

•

Collocation

•

Managed Web Hosting

•

Customized e-business solutions

•

Custom network management and security solutions

•

ASP (Application Service Providers), CRM (Customer Relationship Management) and ERP (Enterprise Resource Planning) services

•

IT outsourcing services

				• Internet Bandwidth • Collocation	• Internet Bandwidth • Collocation • Managed Web Hosting • Internet Access Services • Customized e-business solutions • Custom network management and security solutions • IT outsourcing services	• Internet Bandwidth • Collocation • Internet access • Local and wide area networking • E-business solutions • Unified messaging • Local dial tone and long distance services
Primary Business	• Collocation • Managed Web Hosting	• Collocation • Managed Web Hosting	• IT outsourcing • Call center	• Collocation	• Internet Access Services	• Canadian Local Exchange Carrier
Location	Vancouver	• Vancouver	Vancouver – in Metro town suburb	• Vancouver • Seattle • Calgary • Toronto • Montreal • Sites being built in Chicago and New York	• Global – Vancouver market secondary to Toronto	• North America
Management	Experienced and knowledgeable	Well financed, lack of technical background	Strong - Very rigid, adapts slowly, owned by Telus	Strong – Founder from Metronet which is now part of AT&T	Telus purchased out of Chapter 11 this summer	Strong – very knowledgeable
Space	Spacious facility with 48 racks in place and scaleable to 116 rack spaces. Can expand to other buildings using a LAN Extension	Limited - fixed space available at Harbor Center Vancouver		Limited - fixed space available at Harbor Center Vancouver	Limited – very limited facility in Vancouver	Very Limited – currently referring business to Data Fortress due to lack of facilities
Pricing	* Reasonable, flexible and imaginative	Prohibitively expensive spatial lease expenses	Very expensive	Prohibitively expensive spatial lease expenses		Reasonable

MARKETING PLANS AND STRATEGIES

While there are a number of storage providers both in Canada and the United States the management of DFTG is not aware of any other company that provides the full service of managed services, internally or externally, collocation facilities, proprietary fiber loop and hardware manufacturing all within an integrated operation.

Direct marketing plans include presentations to the 150 buildings that have direct access to the proprietary fiber loop in the downtown core of Vancouver to sign up customers based on their need for managed services or collocation. Efforts have already been successful in this regard and the fibre loop is lit and operational.

The  objective of DFTG is to establish the company as a premier data storage services provider by:

1.

promoting and extending the Data Fortress brand;

2.

expanding and enhancing service offerings;

3.

expanding  storage infrastructure and geographical presence;

4.

targeting both enterprise and Internet-based businesses with the greatest need for managed storage services.

5.

rapidly accumulating storage expertise and building best business processes for data storage; and

6.

expanding relationships with web hosting providers, storage software vendors and fiber providers.

Sales and Marketing Costs

Following completion of the Acquisition, the estimated aggregate sales and marketing costs of DFTG is expected to be an average of $8,750 per month, exclusive of salaries.  A small fluctuation in the monthly expenses is expected, based on trade show attendance.  The estimated aggregate sales and marketing costs will be funded by on-going revenues and may be broken down as follows:

Sales and Marketing Expenses	Monthly ($)	Yearly ($)
Direct mail	1,250	15,000
Advertising/public relations	1,000	12,000
Promo items/samples/print materials	1,000	12,000
Trade shows	1,000	12,000
Travel/accommodation	1,500	18,000
Client presentations/entertainment	1,400	16,800
Automobile	500	6,000
Cellular telephone	100	1,200
Contingency	1,000	12,000
TOTAL	$8,750	$105,000

FACILITIES

Data Fortress Technologies Ltd. occupies 3,600 square feet in the basement of 1281 West Georgia Street with 1,200 square feet currently dedicated to collocation and a capacity of 48 rack spaces.  The existing collocation space can be scaled to 2,800 square feet and 116 rack spaces and can also be expanded to other buildings using a LAN extension technology. The current location was identified as ideal for a collocation facility for the following reasons:

1.

the relatively cool temperatures below ground level

2.

the building maintains a high level of security, requiring card access after hours

3.

there are only 2 points of entry to Data Fortress’ suite

4.

the concrete walls are 8” thick (location used to be the TD Bank’s document vault)

ACQUISITIONS AND DISPOSITIONS

In the last five years, shareholders DFTG have invested via shareholders loan approximately $325,000 that has been utilized in funding working capital, acquiring inventory and capital assets at cost of $354,000.

Furniture & Fixtures	$30,000
Computer hardware	$275,000
Leasehold improvements	$49,000
$354,000

These assets were acquired in arm’s length transactions from standard industry suppliers. No single item is material.

The audited financial statements support the present asset values referred to above.

STATED BUSINESS OBJECTIVES

The following is a discussion of the anticipated business objectives of DFTG and the timetable in which it is proposed they will be accomplished.

1.

Increase DFTG’s presence in the contract Information Technology (“IT”) marketplace. First Quarter 2002

DFTG has been in lengthy negotiations with Simon Fraser University to provide a managed service network and Internet access solution for University student housing. A Letter of Intent (“LOI”) was signed February 14, 2002 to provide this service. It is the intention of management that DFTG develop a higher profile in this market segment:

Complete contract negotiations with the SFU Residents and Housing commission.

Complete negotiations with the University of Northern British Columbia (“UNBC”) for hardware and network     services on the same basis as SFU for student housing facilities

This will be an ongoing strategy that will start in the first quarter of 2002.

2.

Expand usage of proprietary fibre loop

Second Quarter 2002

Complete final contract negotiations for the sale of fibre to Intrawest to provide them with four (4) building fibre Local Area Network (“LAN”).

ADMINISTRATION

The Company’s working capital plus revenues expected to be received by DFTG in 2002/2003 will be sufficient to meet its administration costs for at least 12 months.   Any funds that the Company receives from the exercise of outstanding options and Warrants will be added to general working capital.

The Company will spend the funds available to it on the completion of the Reverse Merger Transaction to further DFTG’s stated business objectives set out above.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Following completion of the Acquisition, the estimated aggregate general and administration costs of the Company and DFTG are expected to be an average of $32,480 per month ($389,760 for 12 months).  No significant variation in the monthly expenses is expected.  The estimated aggregate administration costs may be broken down as follows and will be funded from DFTG’s revenues:

Description	Monthly	Annually
General & Administration	$ 23,750	$285,000
Interest	$ 2,000	$ 24,000
Professional Fees	$ 4,500	$ 54,000
Rent	$ 7,900	$ 94,800
Travel	$ 8,750	$105,000
Wages	$ 73,299	$879,588
TOTAL	$120,199	$1,442,388

MANAGEMENT OF DFTG

The following table sets forth the name, municipality of residence and position of each of the current directors and officers of DFTG:

Name, Position and Municipality of Residence	Number of DFTG Shares Beneficially Owned	Number of iaNett Shares Beneficially Owned on Closing of Acquisition	Percentage of Total iaNett Shares on Closing of Acquisition
Rick Thomas Director Vancouver, British Columbia	4,300,000	4,305,000	8.96%
Michael Chong COO, and Director Vancouver, British Columbia	8,566,667	8,646,667	17.98%
CK Chong Chairman and Director Vancouver, British Columbia	8,566,667	8,716,667	18.13%
Jordan Krushen CTO and Director Vancouver, British Columbia	5,533,333	5,533,333	11.51%
Andy Chong Director Richmond, British Columbia	3,033,333	3,033,333	6.31%

Background and Principal Occupations of Key Management of DFTG

Rick Thomas, Director

Rick Thomas is a senior level management strategist with cross-functional expertise in business, financial analysis, financial accounting, marketing, new business development and startups.  He has more than 25 years experience managing a variety of companies, combining extremely strong skills in financial analysis and management tiered strategies.

Mr. Thomas received his Bachelor of Science degree from the University of California at Berkley in 1978 and completed his Masters in Business Administration with Honours (Dean’s List) from the University of Arizona in 1980.  He has extensive education and training in other related fields of study including, MCSE – Microsoft and MPS/MSP – Microsoft.

Mr. Thomas has worked as a Tier One level consultant with IBM, Intuit and Microsoft.  In 1999, he was appointed to the Presidents special counsel and was appointed, Vice Chairman.  In this capacity, he presented a special report to Congress and the president of the United States.  He currently is director of the Executive Counsel.  Mr. Thomas remains a member in good standing of the ASOPC, (American Society of Professional Consultants).

Mr. Thomas most current post was as Senior Executive with Big Pipe Inc, (A Shaw Company), which owns operates and manages the largest IP fiber optic communications system in Canada. At BigPipe Inc., Mr. Thomas was responsible for strategic planning, sales and marketing and implementation of Big Pipe into the Western Market place. Mr. Thomas leaves Big Pipe Inc. with the addition of some 84 million dollars of revenue per year. Alliances with various Shaw Communications companies have been forged and will continue to develop through the tutelage of Mr. Thomas.

Mr. Thomas’ advanced knowledge of information systems especially within large scale network systems, as well as, his computer literacy in multiple operating systems, software applications, programming languages and the business implications of these new technology, make him an capable leader for the Data Fortress Technologies Group Ltd. into the future.

CK Chong, Chairman

CK Chong brings over 45 years of operations and logistics experience to the Data Fortress Board, beginning with a position in the Government Printing Department of Malaysia (1956-1968) and the Ministry of Defense (1968-1972).  In 1972, he co-founded Lian Wah Stationery & Papers Ltd., employing his expertise in printing and distribution to build a successful company.  In 1978, he sold his interest in Lian Wah and immigrated with his family to Canada.  From 1979 to 1992, Mr. Chong worked with Innovations Incorporated, a seasonal gift distributor.  In 1992, Mr. Chong joined Pacific Ram Distribution Corp., a wholesale computer distributorship founded by his son, Michael.

Michael Chong, Chief Operating Officer

Michael Chong graduated from Simon Fraser University in 1987 with a Bachelor of Business Administration, majoring in finance and marketing.  Since graduation, he has built his career within the computer technology industry beginning with retail computer sales while still in school and then joining PAL Systems Ltd. as a wholesale Sales Rep in 1989.  The following year, Mr. Chong joined Micro Supply Canada Ltd. as Vice President of Sales and Marketing.  In 1991, Mr. Chong established his own company with the founding of Pacific Ram Distribution Corp., a wholesale computer distributorship.  Pacific Ram has grown from two employees to 14 and has annual sales of $6.5 million Canadian.  Mr. Chong has since founded Archon Technologies, a vendor of Internet and data center equipment, and Connect West Networks, a “total solution” service provider, providing integrated phone systems, Internet and data systems.  In 2001, Mr. Chong established Intra Urban Networks Ltd., a next-generation service provider supplying Canadian businesses’ growing need for high bandwidth with a service that far surpasses the capabilities of legacy telephone and cable systems at a fraction of the price.

Jordan Krushen, Chief Technical Officer

Jordan Krushen has developed a vast knowledge and expertise in a number of computer technologies and business applications.   Fluent in one dozen programming languages, Mr. Krushen is an expert in Internet Protocol and in UNIX-derived operating systems, their networking abilities and related security systems.

In 1993, Mr. Krushen became a co-administrator of DAL Net, the world’s third largest Internet Relay Chat network. Mr. Krushen co-founded Purple Media in 1996, an e-commerce development company where he continues to oversee technology acquisitions and lead systems design and analysis.  Between 1996 and 2000, he provided management in Network operations, technical architecture and security for ecMarket (ecmarket.com) a large e-commerce firm.  While at ecMarket, Mr. Krushen designed and developed an intrusion detection system, real time credit card validation integration and custom modifications to the server for high performance dynamic page serving

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or member of management of DFTG is, or within the five years prior to the date of this Circular has been, a director, officer or promoter of any other issuer that, while that Person was acting in that capacity was the subject of a cease trade or similar order or an order that denied DFTG access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that Person.

Penalties or Sanctions

No director, officer, promoter or member of management of DFTG has, within the ten years prior to the date of the Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Individual Bankruptcies

No director, officer, promoter or member of management of DFTG has, within the five years prior to the date of the Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors and officers of DFTG are also directors, officers, contractors and/or employees of other companies engaged in various related businesses.   See  on page 25.  To the extent that such other companies may participate in ventures in which DFTG may participate, the directors of DFTG may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of DFTG, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases, DFTG will establish a special committee of independent directors to review a matter in which several directors or management may have a conflict.

ORGANIZATIONAL STRUCTURE

After the closing of the Acquisition, management anticipates that DFTG will have 17 full-time employees employed in the wholly owned subsidiaries.  These numbers are subject to change as the business objectives of DFTG are realized and will vary in accordance with the degree to which the business objectives are attained.  This anticipated change in staffing over the next twelve months is reflected in the following table.

Department	As of March 31, 2001		As of March 31, 2002 (estimate)
	Full-Time	Contract	Full-Time	Contract
Production & Service	2	-	4	-
Sales & Marketing	7	-	8	-
Administrative	8	-	7	2
TOTAL	17	-	19	2

EXECUTIVE COMPENSATION

Definitions

For the purpose of this Circular:

“CEO of DFTG” means an individual who served as Chief Executive Officer of DFTG or was appointed by the Board of Directors with formation of DFTG;

“Executive Officer of DFTG” for the financial year, means an individual who at any time during the year was:

(a)

the Chairman and any Vice-chairman of the Board of Directors of DFTG where that Person performs the functions of that office on a full-time basis;

(b)

the President or any Vice-President in charge of a principal business unit such as sales, finance or production, and

(c)

any officer of DFTG or of any subsidiary of DFTG who performs a policy-making function in respect of DFTG, whether or not that officer is also a director of DFTG or the subsidiary.

"Named Executive Officers of DFTG" mean,

(a)

each CEO, despite the amount of compensation of that individual;

(b)

each of DFTG 's four most highly compensated Executive Officers, other than the CEO, who were serving as Executive Officers at the end of the most recently completed financial year;

(c)

any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not servicing as an Executive Officer of DFTG at the end of the most recently completed financial year-end.

"Long Term Incentive Plan Awards of DFTG" ("LTIP”) means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year or an affiliate, or the performance is measured by reference to financial performance of DFTG or an affiliate, or the price of DFTG 's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units".  DFTG has not granted any LTIPs during the financial year ended March 31, 2001 and the six-month period ended September 30, 2001.

"Stock Appreciation Rights of DFTG" ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of DFTG 's shares.  No SARs were granted to or exercised by the Named Executive Officer or directors of DFTG during the financial year ended March 31, 2001 and the six-month period ended September 30, 2001.

Compensation of Named Executive Officers

Summary Compensation Table

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rick Thomas Director	Stub (2) 2001 2000 1999	Nil (3) Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
CK Chong Chairman	Stub(2) 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Michael Chong COO	Stub(2) 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Andy Chong General Manager	Stub(2) 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Jordan Krushen CTO	Stub(2) 2001 2000 1999	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)

Fiscal year ended March 31.

(2)

For the six-month period ending September 30, 2001.

(3)

Rick Thomas will enter into a written management contract with DFTG for $6,000 per month in salary.

Stock/SAR Grants During the Most Recently Completed Financial Year and Stub Period

No stock options were granted during the year ended March 31, 2001 and the six-month period ended September 30, 2001 to the Named Executive Officers of DFTG.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Stub Period

No stock options were exercised by DFTG’s Named Executive Officers during the financial year ended March 31, 2001 or the six-month period ended September 30, 2001.

Option and SAR Repricings

No stock options or SARs of DFTG were re-priced during the financial year ended March 31, 2001 or the six-month period ended September 30, 2001.

Defined Benefit or Actuarial Plan

DFTG does not provide retirement benefits or sponsor any benefit plan for directors or officers.

Termination of Employment, Change of Responsibilities and Employment Contracts

DFTG has no plans or arrangements in respect or remuneration received or that may be received by the Named Executive Officers in DFTG’s most recently completed financial year or in the six-month period ended September 30, 2001 in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change of responsibilities following a change of control.

Compensation of Directors

DFTG does not compensate its directors in their capacities as such, although directors of DFTG are reimbursed for their expenses incurred in connection with their services as directors.

During the fiscal year ended March 31, 2001 and the six-month period ended September 30, 2001, no stock options of DFTG were granted to or exercised by the directors or officers of DFTG who are not the Named Executive Officers.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of the directors or senior officers of DFTG, proposed nominees for election, or any Associates or Affiliates of any of them, is or has been indebted to DFTG or its predecessor companies at any time since the beginning of the last completed financial year of DFTG and no indebtedness remains outstanding as at the date of this Information Circular, other than shareholder loans advanced to the subsidiaries as disclosed herein or in the financial statements attached to this Circular.

As at the Sept 30, 2001 CK Chong has made advances to Pacific Ram in the amount of $199,820 and advances to Data Fortress of $126,090. In total the two companies have a debt to CK Chong of $325,910, which is unsecured, and with no specific terms of repayment.

Pacific Ram has made advances of $94,000 to Archon Technologies Ltd., a company owned by Michael Chong, a proposed director of DFTG. The debt shall survive the closing of the Acquisition. The advances are are unsecured and have no specific terms of repayment.

Related Party Transactions

No insider, or proposed nominee for election as a Director of DFTG herein named, or any associated or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction, which in either case, has materially affected or will materially affect DFTG except the following:

1.

Archon Technologies Ltd., which is 100% wholly owned by Michel Chong, a director of DFTG and a proposed director of the Company, was advanced funds by Pacific Ram.

2.

Pacific Ram leases to Bee Keok Chong, the spouse of CK Chong, a director of DFTG and a proposed director of the Company, at $1,600 per month, a computer manufacturing and systems integration facility.  See "Description and General Development of the Business of DFTG"; and

3.

CK Chong, has loaned Pacific Ram $199,820 and Data Fortress $126,090.  See "Description of Share and Loan Capital of DFTG".

Proposed Compensation

Following completion of the Acquisition, DFTG proposes to pay compensation to its officers and other employees that is commensurate with the historical levels of compensation such individuals have been paid.  DFTG intends to enter into new employment contracts with specific employees of DFTG on or before Closing.  The terms of these contracts have not yet been negotiated.

None of the employees or consultants of DFTG has entered into confidentiality agreements or non-competition agreements with DFTG.

EXISTING SHARE CAPITAL AND PRIOR SALES

Description of Share and Loan Capital

By way of Directors Resolution DFTG is authorized to issue 40,000,000 common shares without par value, of which 30,000,000 common shares will be issued and outstanding as of the date the Annual; General Meeting.  The holders of DFTG Shares are entitled to receive notice of and to attend all meetings of shareholders and to exercise one vote for each DFTG Share held, to receive any dividends declared by the directors, and to receive the remaining property and assets of DFTG as are apportionable to the holders of DFTG Shares upon dissolution.  The outstanding DFTG Shares are not subject to any calls or assessments.  There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Data Fortress has an outstanding loan with the Business Development Bank of Canada, which bears interest at 10.7% per annum and is repayable in monthly installments of $1,070 plus interest, due September 23, 2006. A General Security Agreement over all the assets of the company, an assignment of accounts receivable, and guarantees from the shareholders have been provided as collateral for the loan. The outstanding amount as at September 30, 2001 was $82,119.

Pacific Ram has an outstanding loan with the Royal Bank of Canada, which bears interest at prime + 1% per annum.  The loan is secured by a general security agreement over assets of the company, assignment of inventories and accounts receivable and a personal guarantee of CK Chong.  The outstanding amount as at September 30, 2001 was $282,711 and prime rate was 5 ¼% repayable on demand.

PRINCIPAL SHAREHOLDERS OF DFTG

The following are the only individuals or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding DFTG Shares.

Shareholder of Record	Number of DFTG Shares	Percentage of Total DFTG Shares(1)
Rick Thomas	4,300,000	14.33%
CK Chong	8,566,667	28.56%
Michael Chong	8,566,667	28.56%
Andy Chong	3,033,333	10.11%
Jordan Krushen	5,533,333	18.44%

(1)

Based on an aggregate 30,000,000 DFTG Shares issued upon closing of the Acquisition.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which DFTG is or is likely to be party or of which any of its assets are likely to be the subject.

AUDITOR

The current auditor of DFTG is Arthur,Leung, Meentz, Chartered Accountants, of 1070 – 401 West Georgia Street, Vancouver, British Columbia,  V6B 5A1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts that DFTG has entered into in the last two years or will enter into on or before the Closing Date of the Acquisition that may reasonably be regarded as material:

(a)

Share Exchange Agreements between DFTG, the Subsidiaries and the Shareholders of the Subsidiaries,  dated March 1, 2002,  referred to in "Part III - DFTG - Incorporation and Corporate History"

(b)

Share Exchange Agreement between DFTG, the Shareholders of DFGT and iaNett dated March 1, 2002, referred to in “The Acquisition – Share Exchange Agreement”;

(c)

Loan and General Security Agreements and Promissory Notes between Royal Bank Of B.C. dated February 28, 2001 and Pacific Ram Distribution Corp.;

(d)

Loan and General Security Agreements dated September 27, 2000 between the Business Development Bank of Canada and Data Fortress Technologies Ltd.;

(e)

Sublease Agreement dated October 1, 2000 between TMX Laser Vision Canada Inc. and Data Fortress Technologies Ltd., regarding the office and facilities located at LM-1281 West Georgia Street, Vancouver, British Columbia;

(f)

Insurance Policies – Property;

Copies of the above contracts may be inspected at the offices of Fraser and Company, Barristers and Solicitors, 1200 – 999 West Hastings Street, Vancouver, British Columbia during normal business hours until the Closing Date of the Acquisition and for a period of 30 days thereafter.

RISK FACTORS

The business of DFTG, as described in this Circular, are subject to a number of risks due to the nature of the business and its present state of development.  Shareholders should carefully consider the following risk factors and all other information contained in this Circular before approving the Acquisition.  See also “Risk Factors” applicable to the Company in Part IV – The Company.

Lack of Marketable Service

The two subsidiaries, Data Fortress Technologies Ltd., (“Data Fortress”) and Connect West Networks ltd., (“Connect West”) are in the development stage with respect to lighting the fiber optic network.  There is no assurance that the fiber optic network in place will be fully utilized. There can be no assurance Connect West will be successful in negotiating a final agreement with SFU.

Absence of Business History and Profitability

 Both Data Fortress and Connect West are relatively new companies with limited history of operations.

Insufficient Financing

Insufficient financing during the early stages of DFTG’s business will slow down its ability to build the necessary infrastructure and personnel required to enable growth.  Future business operations will depend on DFTG’s ability to obtain additional financing through debt financing and/or equity financing.  There can be no assurance that DFTG will be able to obtain necessary additional financing and the failure of DFTG to obtain such financing on a timely basis, or on terms favorable to DFTG, could result in its inability to continue to operate the business.  If available, future equity financings may result in substantial dilution to shareholders of DFTG.  Investors also cannot expect to receive any dividends on shares of DFTG in the foreseeable future.

Dependence on Management

The success of DFTG and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key members of the management team. The loss of any one of these individuals within the next 24 months would have a material adverse effect on DFTG’s short-term operations and business projects.

Industry Risk

The success of DFTG is dependent upon various matters and assumptions, some of which are not within the control of DFTG.  Various circumstances or events, such as the amount of capital required to establish the business, the impact of competition, the market acceptance of DFTG’s service and the extent of actual costs of operation, are uncertain and could have an adverse impact on the business and profitability of DFTG, which in turn would have an adverse effect on the return to shareholders’ equity.

Technical Risk

DFTG can make no assurance that its technology will not become obsolete or unmarketable due to a major shift in core technologies in the broadband fiber-optic communications sector.

Competitive Risk

DFTG is competing with large well-established players that have substantially more funds available to them.  Should these players find a way to match DFTG’s speed, technology and focus on smaller interior markets, DFTG would be placed in a difficult competitive position.

Economic Risk

DFTG’s future success will depend upon its abilities to market and generate sales of its services and products, expand its market areas and its corporate infrastructure commensurate with any increase in sales, and attract, hire and retain skilled executives and employees. Any failure by DFTG to achieve these objectives could result in a failure to gain a customer base or cause a loss of customers and have a material adverse effect on DFTG’s prospective results of operations. There can be no assurance that DFTG will be able to market or sell its products or to manage any future growth.

Strain on DFTG Resources During Growth

DFTG expects that, if its expansion efforts are successful, it will experience a period of growth that could place a strain on its resources.  If DFTG's management is unable to manage growth effectively, operations could be adversely affected.  DFTG believes it has put appropriate structures in place to deal with future growth, including management information systems and internal and external communication systems.  However, there can be no assurance that DFTG will be able to achieve its growth as planned, increase its work force or implement any new systems required to manage its anticipated growth and any failure to do so could have a material adverse effect on DFTG's business, results of operations and financial condition.

Fluctuation in Operating Results

DFTG expects that its future operating results will fluctuate as a result of, among other things:  the success of marketing efforts, competition, the level of demand for the services that DFTG provides, and general economic conditions.  As a result, DFTG believes that its results of operations may fluctuate and it is possible that DFTG's operating results could be below the expectations of equity research analysts and investors.

PART IV – THE COMPANY

NAME AND INCORPORATION

iaNett International Systems Ltd. (“INE” or the “Company”) (formerly called WSi Interactive Corporation) was incorporated pursuant to the laws of British Columbia, Canada, on May 13, 1985 as “Bear Lake Resources Ltd.” with an authorized capital of 10,000,000 shares without par value.  On April 17, 1990 the Company changed its name to “Consolidated Bear Lake Resources Ltd.”, concurrently consolidated its issued and authorized capital on a three “old” shares for one “new” share basis, and increased its authorized capital to 25,000,000 shares without par value.  On November 16, 1990, the Company changed its name to “Advance Tire Systems Inc.”.  On December 16, 1992, the Company increased its authorized capital from 25,000,000 shares without par value to 100,000,000 common shares without par value.  On November 17, 1993 the Company changed its name to “ATS Wheel Inc.”, concurrently consolidated its authorized and issued capital on a five old shares for one new share basis, and increased its authorized capital to 100,000,000 Common shares without par value.  On October 17, 1996 the Company altered its authorized capital by creating 20,000,000 Preferred shares with a par value of $C0.001 per share. On July 20, 1998 the Company changed its name to “JSS Resources Inc.”  On July 26, 1999, the Company changed its name to “WSi Interactive Corporation”.   By special resolution dated, March 19, 2001 the Company changed its name to iaNett International Systems Ltd., concurrently consolidated its issued and authorized capital on a ten “old” shares for one “new” share basis, and increased its authorized capital to 100,000,000 Common shares without par value and 20,000,000 Preferred shares with a par value of $C0.01

The head office of the Company is located at Suite 500, 750 West Pender Street, Vancouver British Columbia V6E 2S9 and the telephone number is (604) 681-4911.  The address for service and registered and records office of the Company is located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

SUBSIDIARIES OF IANETT

iaNett currently has three wholly-owned subsidiaries:

(1)

DNSMedia.com, Inc., a company incorporated under the laws of the State of Nevada on February 25, 2000 and was qualified to transact intrastate business in the State of California on July 12, 2000;

(2)

Stock Secrets Enterprises Ltd., a company incorporated under the laws of the Province of British Columbia on March 15, 2000.

(3)

iaNett Internet Technologies Ltd., a company incorporated under the laws of the Province of British Columbia on February 21, 2000. Pursuant to an acquisition agreement dated January 22, 2001 the Company increased the ownership position to a controlling (54%) interest in iaNett Internet Technologies. The same agreement provided an option to acquire the remaining interest (46%). The remaining minority interest was acquired on September 7, 2001.

DNSMedia.com Inc., and Stock Secrets Enterprises Ltd. will both be wound up in due course with the filing of final tax returns.

BUSINESS OF THE COMPANY

The common shares of the Company are listed on the Canadian Venture Exchange and on the OTC Bulletin Board in the United States and on the third segment “Freiverkehr” of the Frankfurt Stock Exchange in Germany.

As a consequence of general market conditions and declining revenues in the technology sector, the Company has focused on a reorganization plan and developing revenue streams in iaNett Technologies Ltd. This wholly owned subsidiary continues to provide integrated marketing, web services and business development services to both Internet and traditional businesses.

The Company has also expended significant time and effort in a re-organization  process, to create a company structure attractive to private entities in the technology sector to encourage some form of business combination and create an on-

going synergy between an enterprise and iaNett International Systems Ltd..

As of October 24, 2001, iaNett International Systems Ltd., had no employees and contracts for services are entered into as required on a full-time or part-time basis.

The Company on May 2, 2001 announced the name change from WSI Interactive Corp. to iaNett International Systems Ltd., as part of its reorganization plan. At the same time the company also announced pursuant to a special resolution passed by shareholders on March 19, 2001 a consolidation of the company’s capital on a one-new common share for ten-old common shares.

As part of the reorganization plan and as a consequence of declining internet/technology based revenues whereby the Company could not meet on-going obligations and overhead costs, a proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended.  The creditors at a meeting held on August 2, 2001 approved the proposal, and, court approval was obtained on August 24, 2001. The details of the proposal were as follows:

(1)

any creditor with a provable claim in excess of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;

(2)

any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor’s Provable Claim; or

(3)

in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Company, with such restriction as may be imposed by the relevant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Company’s shares as listed on the exchange (“CDNX”) as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

Regulatory approval from the CDNX was received on October 18, 2001 to settle $984,505.86 in creditors provable claims with 5,469,477 common shares. This proposal has been performed in full 5,469,477 common shares were issued and $136,618.23 paid in cash to creditors.

Under the terms of the Act, a levy of 5% payable in cash and shares was paid to the Receiver.

At the Meeting, the Shareholders will be asked to approve, as the Company’s acquisition of all of the DFTG Shares in consideration of the issuance of up to 30,000,000 iaNett Shares to the DFTG Shareholders.  See “The Acquisition” in “Part II – Matters to be Acted Upon at the Meeting of the Circular”.

EXISTING SHARE CAPITAL AND PRIOR SALES

Consolidated Share and Loan Capital

iaNett is authorized to issue 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.01 per share, of which 16,371,328 common shares are issued and outstanding as fully paid and non-assessable as of the date of this Circular.  The holders of iaNett Shares are entitled to receive notice of and to attend all meetings of shareholders and to exercise one vote for each iaNett Share held, to receive any dividends declared by the directors, and to receive the remaining property and assets of iaNett as are apportionable to the holders of iaNett Shares upon dissolution.  The outstanding iaNett Shares are not subject to any calls or assessments.  There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Designation of Security	Number Authorized	Number Outstanding as of June 30, 2001	Number Outstanding as of September 30, 2001	Number Outstanding Following the Acquisition
Common Shares	100,000,000	5,445,851(1)	5,813,851(1)	48,071,328(2)

(1)

These figures are pre-debt settlement of 5,469,477 and do not include two private placements of 2,400,000 and 2,438,000 completed in the second quarter. This figure also does not include a total of 1,410,000 shares and 5,016,100 shares reserved for issuance pursuant to the exercise of stock options and Warrants, respectively.  See “The Company – Rights to Purchase Securities”.

(2)

This figure includes 30,000,000 iaNett Shares, 1,500,000 finder's fee shares and 200,000 sponsor shares, to be issued on closing of the Acquisition with DFTG.  The 30,000,000 iaNett Shares are subject to escrow provisions

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of iaNett giving effect to the Consolidation, the Private Placements, Option grants, Sponsor shares and the Acquisition:

	Number of Securities	Percentage of Total
Securities Issued as of February 20, 2002	16,371,328	30.13%
Securities Reserved for future issue from Warrant Exercises as of December 31, 2001	4,838,000	8.91%
Securities Reserved for future issue from Stock Option Exercises as of February 20, 2002	1,410,000	2.60%
Securities to be issued to Sponsor on submission of Sponsorship Report to the Exchange	200,000	0.37%
Securities to be issued to DFTG on closing of Acquisition	30,000,000	55.23%
Securities to be issued to Finder on closing of Acquisition	1,500,000	2.76
TOTAL		100%

Escrow Shares

There are 300,000 common shares (the “Performance Shares”), which were issued at a price of $C0.01 per share to Mr. Theo Sanidas, a former Director and Officer of the Company.  These shares are subject to a performance share escrow agreement dated June 23, 1999 (the “Escrow Agreement”), between the Company, Mr. Sanidas, and the Company’s registrar and transfer agent, Montreal Trust Company of Canada (now called “Computershare Trust Company of Canada” and referred to as  “Computershare”). Pursuant to the Escrow Agreement, the Performance Shares will be held in escrow by Computershare and certain escrow restrictions are applicable to such shares. These restrictions may be summarized as follows:

a.

Performance escrow shares may be voted by the holder but cannot be traded without prior regulatory approval;

b.

The shares are earned out of escrow on the basis of cumulative cash flow earned by the Company after the date the shares are issued. The amount of cumulative cash flow to earn out one share (the “earn-out price”) shall be $C0.40; and

c.

Any performance shares not released from escrow on or before November 9, 2009 shall be cancelled.

Amendment to Escrow Shares

Pursuant to CSA Notice 46-302, the Company intends to amend the Escrow Agreement. The amendment to the Escrow Agreement is subject to Regulatory and Shareholder approval.  The 300,000 Performance Shares to be amended will be escrowed pursuant to Policy 5.4 of the CDNX Corporate Finance Manual.  Therefore, the 300,000 Escrow Shares held by Theo Sanidas are subject to escrow restrictions and the escrowed shares shall be released as follows:

Release Dates	Percentage of Total Escrow Shares to be Released	Total Number of iaNett Shares to be Released
6 months following date of Exchange Notice of approval of the Acquisition	5%	15,000
12 months following Exchange Notice	5%	15,000
18 months following Exchange Notice	5%	15,000
24 months following Exchange Notice	5%	15,000
30 months following Exchange Notice	10%	30,000
36 months following Exchange Notice	10%	30,000
42 months following Exchange Notice	10%	30,000
48 months following Exchange Notice	10%	30,000
54 months following Exchange Notice	10%	30,000
60 months following Exchange Notice	10%	30,000
66 months following Exchange Notice	10%	30,000
72 months following Exchange Notice	10%	30,000
TOTAL	100%

Prior Sales

The following table sets out the prior sales of pre-consolidation securities of iaNett within the last 12 months:

Prior sales within last 12 months:	Number of Issued Securities	Price per Security	Total Consideration
Issued as of October 5, 2001	2,400,000 Units (1) (2)	$0.10	$240,000
Issued as of November 20, 2001	2,438,000 Units(1)	$0.10	$243,800

(1)

These shares are subject to a 4-month hold period.

Stock Exchange Listing

The common shares of the Company are listed on the Canadian Venture Exchange (“CDNX”) under the symbol “INE” and on the OTC Bulletin Board in the United States  (“OTC BB”) under the symbol “INEFF” and on the third segment “Freiverkehr” of the Frankfurt Stock Exchange in Germany under the symbol "IAN".

Price Range and Trading Volume

The Common Shares are listed for trading in Canada on the CDNX under the symbol “INE” and are quoted for trading in the United States of America on the OTC bulletin Board under the trading symbol “INEFF”. The following tables represent the high and low market prices: (a) annually, for the five most recent full financial years; (b) quarterly, for the two most recent full financial years and any subsequent period; and (c) monthly, for the most recent six months on the CDNX:

Note: All figures for the years 2000 or earlier are adjusted to post – consolidation

(one new share for ten old shares)

The Canadian Venture Exchange (formerly the “Vancouver Stock Exchange”)

Year	High ($C)	Low ($C)	Volume
2001	1.20	0.06	942,303.0
2000	82.50	0.70	7,293,480.0
1999	10.80	0.50	6,897,960.3
1998	2.00	0.30	20,176.6
1997	10.50	0.20	1,282.7

The OTC Bulletin Board (United States of America)

Year	High ($US)	Low ($US)	Volume
2001	0.90	0.04	1,586,590
2000	58.125	0.35	10,150,530
1999	7.70	0.34	3,094,480
1998	0.575	0.50	1,000
1997	0.050	0.01	410

The Canadian Venture Exchange (formerly the “Vancouver Stock Exchange”)

Quarter	High ($C)	Low ($C)	Volume
September 2001	0.18	0.06	5,478
June 2001	0.50	0.18	123,065
March 2001	1.20	0.30	552,232
December 2000	7.50	0.70	1,491,409
September 2000	12.50	5.10	8,997,801
June 2000	44.80	7.20	12,810,670
March 2000	82.50	7.50	36,023,539
December 1999	10.80	1.90	38,228,393
September 1999	4.70	1.90	16,148,534

The OTC Bulletin Board (United States of America)

Quarter	High ($US)	Low ($US)	Volume
September 2001	0.17	0.07	210,100
June 2001	0.40	0.14	180,650
March 2001	0.90	0.20	547,450
December 2000	3.90	0.35	1,624,390
September 2000	7.70	3.20	911,870
June 2000	31.20	4.50	1,884,290
March 2000	58.12	5.31	5,566,910
December 1999	70.56	12.50	3,302,120
September 1999	29.60	15.60	37,240

The Canadian Venture Exchange (formerly the “Vancouver Stock Exchange”)

Month	High ($C)	Low ($C)	Volume
September 2001	0.07	0.06	5 ,478
August 2001	0.18	0.18	-
July 2001	0.18	0.18	-
June 2001	0.25	0.18	27,110
May 2001	0.40	0.25	49,124
April 2001	0.50	0.30	46,831
March 2001	0.70	0.30	184,621

The OTC Bulletin Board (United States of America)

Month	High ($US)	Low ($US)	Volume
September 2001	0.08	0.07	38,000
August 2001	0.10	0.07	50,200
July 2001	0.17	0.09	121,900
June 2001	0.25	0.14	62,800
May 2001	0.25	0.16	75,800
April 2001	0.40	0.25	42,050
March 2001	0.45	0.20	163,490

MANAGEMENT OF THE COMPANY

Current Management

The current directors and officers of the Company are as follows:

Name, municipality of residence, and office held	Principal occupation during the last five years	Date of appointment as Director	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Marcus New Coquitlam, BC Secretary and Director	President, CEO and Director of Stockgroup.com from 1995 to present	August 30, 2000	52,778(2)
Gordon A. Samson Vancouver, BC President, CEO, Chief Financial Officer and Director	Financial Officer, Revenue Canada, 1984 to 1988, Bank Manager 1988 to 1996, Global Securities 1997 to 1999, Contract CFO projects 1999 to present	July 26, 2001	100,000(1)
Shone Anstey Richmond, BC Director	Self employed computer consultant, March, 2000 to date, Vice-President, Treasure Mart Ltd., Sept. 1997 to March, 2000	July 26, 2001	184,000(1)

(1)

these shares are held directly

(2)

these shares are held indirectly

The following is brief biographical information on each of the officers and directors listed above:

Gordon A. Samson – on July 26, 2001, Mr. Samson was appointed as Director and Chief Financial Officer of iaNett International Systems Ltd. (“iaNett”) on a contract basis of $5,000.00 per month with an initial term of September 1, 2001 to December 31, 2001. On November 21, 2001, Mr. Theo Sanidas the President and CEO offered his resignation to the company and Mr. Samson, agreed to serve as Interim President and CEO, concurrent with the existing CFO contract to December 31, 2001. As at January 1, 2002, Mr. Samson’s contract was renewed as President and CEO at $5,000.00 (CDN) per month.  Mr. Samson devotes approximately 75% of his time to the Company.

Mr. Samson began his financial career in 1985 with Revenue Canada, now Canada Customs Revenue Agency (“CCRA”) as a financial officer, obtaining his Certified General Accountant, (“CGA”) designation in 1991. Mr. Samson also enjoys a number of years as a Senior Banker with a major Canadian institution and as an Accounting Manager with a regional, full service brokerage house. Prior to joining the team at the Company, Gordon was a Chief Financial Officer (“CFO”) consultant to public companies both on the CDNX and the OTC BB both on his own and with Moore Consulting Services Inc. (“MCSI”), where he also engaged with broker sponsors for due diligence assignments in publicly traded companies. MCSI boasts working on 60 projects for the year 2000, including mergers and acquisitions, business regenerations, valuations, due diligence assignments, financial management projects and sourcing approximately $50 million on behalf of clients.

In his role as Chief Financial Officer ("CFO"), Mr. Samson’s primary purpose will be to build, within a definitive framework, the financial integrity of the Issuer, through generation of healthy, sustainable earnings and development/implementation of sound financial management, practices and administration. The CFO will spearhead a continuous improvement effort in his areas of responsibility, being hands-on in building investor and other developmental relationships, maximizing funding and administrative efficiency to enhance return on investment, creatively manage the Company’s funding, financial management information and reporting systems, budget and credit areas.

Marcus New –  Mr. New has been the president and director of Stockgroup.com since August, 1995 and developed its website as a news and information site for small and microcap stocks, providing analysis and information.  Since August, 1999, Mr. New has been a director of  iwave.com. Mr. New is a director of Investrend Inc., the “for profit” company for the Investor Research Institute headquarters in New York.  Mr. New was formerly the Vice President of Ancan Public Relations Group.

Shone Anstey –  Mr. Anstey founded iaNett Internet Technologies Ltd. in February 2000 and has been developing a proprietary parallel search engine. This search engine is functional and is operating on a number of web sites. Additionally webmasters are now signing up and integrating the search engine into their operations. Mr. Anstey is currently under a contractor agreement to the Company for $2,500.00 (CDN) and devotes approximately 70% of his time to the Company. Prior to this Mr. Anstey was a self-employed computer consultant and from September 1997 to February 2000, Vice President, Treasure Mart.

Proposed Management

If all of the matters placed before the Meeting are approved, following completion of the Acquisition, the following individuals will be appointed as and constitute the initial directors and officers of the Company:

Name, Position and Municipality of Residence	Number of DFTG Shares Beneficially Owned	Number of iaNett Shares Beneficially Owned on Closing of Acquisition)	Percentage of Total iaNett Shares on Closing of Acquisition
Rick Thomas President, CEO and Director Vancouver, British Columbia	4,300,000	4,305,000	9.33%
Michael Chong COO, and Director Vancouver, British Columbia	8,566,667	8,646,667	18.75%
Gordon A. Samson CFO, and Director Vancouver, British Columbia	NIL	100,000	0.22%
CK Chong Chairman and Director Vancouver, British Columbia	8,566,667	8,716,667	18.90%
Jordan Krushen CTO and Director Vancouver, British Columbia	5,533,333	5,533,333	12.00%
Marcus New Coquitlam, BC Secretary and Director	NIL	52,778	0.11%

The following individuals are not presently involved with the management of DFTG but intend to serve as directors of the Company.

1.

Gordon A. Samson, currently President, Chief Executive Officer and a Director of the Company

2.

Marcus New, currently a Director of the Company

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no present director or officer of DFTG or proposed director, officer or promoter of the Company is, or has been within the past five years, a director, officer or promoter of any other company that, while such Person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that Person, other than as disclosed herein.

Penalties or Sanctions

No present director or officer of DFTG or proposed director, officer, promoter or control person of the Company has, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded company, or theft or fraud.

Individual Bankruptcies

No present director or officer of DFTG or proposed director, officer or promoter of the Company is, or has, in the five years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Definitions

For the purpose of this Circular:

“CEO” of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)

the Chairman and any Vice-chairman of the Board of Directors of the Company where that Person performs the functions of that office on a full-time basis;

(b)

the President or any Vice-President in charge of a principal business unit such as sales, finance or production, and

(c)

any officer of the Company or of any subsidiary of the Company who performs  a policy-making function in respect of the Company, whether or not that officer is also a director of the Company or the subsidiary.

“Named Executive Officers”  mean:

(a)

each CEO, despite the amount of compensation of that individual;

(b)

each of the Company's four most highly compensated Executive Officers, other than the CEO, who were serving as Executive Officers at the end of the most recently completed financial year;

(c)

any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not servicing as an Executive Officer of the Company at the end of the most recently completed financial year-end.

“Long Term Incentive Plan Awards” (“LTIPs”) means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year or an affiliate, or the performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.  The Company has not granted any LTIPs during the financial year ended June 30, 2001.

“Stock Appreciation Rights” (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SARs were granted to or exercised by the Named Executive Officer or directors during the financial year ended June 30, 2001.

Compensation of Named Executive Officer

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay-outs
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Theo Sanidas (1) former President, CEO and Director	2001 2000 1999	114,510 156,000 N/A	Nil 30,000 Nil	Nil Nil Nil	145,000il Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon A. Samson (2) President, CEO, CFO and Director	2001 2000 1999	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

       (1)

Theo Sanidas was appointed President on June 30, 1999 and subsequently resigned November 21, 2001.

(2)   Gordon A. Samson was appointed Chef Financial Officer on July 26, 2001 and subsequently President and CEO          on November 21, 2001.

(1)

Fiscal year end is June 30, 2001

Option/SAR Grants During the Most Recently Completed Financial Year

There were no stock options granted to the Named Executive Officer of the Company during the year ended June 30, 2001.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

There were no stock options exercised during the most recently completed financial year by the Named Executive Officer.

Option and SAR Repricings

No stock options held by the Named Executive Officer of the Company were repriced during the financial year ended June 30, 2001.

Defined Benefit or Actuarial Plan Disclosure

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have an employment contract with any Named Executive Officer.  The Company does not have any compensatory plans or arrangements in respect of compensation received or that may be received by any Named Executive Officer in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or installments) exceeds $100,000.

Compensation of Directors

iaNett has no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the fiscal year ended June 30, 2001, or subsequently, up to and including the date of this Circular.

Options Outstanding in Favour of Directors and Officers who are not Named Executive Officers

During the financial year ended June 30, 2001, no incentive stock options were granted to directors and officers of the Company.

Options Exercised by Directors and Officers who are not Named Executive Officers

No stock options were exercised during the financial year ended June 30, 2001 by directors and officers who are not Named Executive Officers of the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a Person or Persons other than the director or senior officers of the Company.  The Company has no management contracts or other arrangements in place whereby management functions are performed by a Person or Persons other than its directors or senior officers.  The Company anticipates that, on closing, Management Contracts will be entered into between the Company and the following individuals:

Contractor	Monthly Compensation
Gordon A. Samson	$6,000
Jordan Krushen	$4,000
Michael Chong	$4,000
Rick Thomas	$6,000

Each of the individuals is a proposed director of the Company on closing of the Acquisition.  See "Matters to be Acted Upon:  Election of Directors".  It is a condition of the Closing that the agreements are executed.

Related Party Transactions

No insider, or proposed nominee for election as a Director of the Company herein named, or any associated or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction, which in either case, has materially affected or will materially affect the Company except the following:

1.

Archon Technologies Ltd., which is 100% wholly owned by Michel Chong, a director of DFTG and a proposed director of the Company, was advanced funds by Pacific Ram.

2.

Pacific Ram leases to Bee Keok Chong, the spouse of CK Chong, a director of DFTG and a proposed director of the Company, at $1,600 per month, a computer manufacturing and systems integration facility.  See "Description and General Development of the Business of DFTG"; and

3.

CK Chong, has loaned Pacific Ram $199,820 and Data Fortress $126,090.  See "Description of Share and Loan Capital of DFTG".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, proposed nominees for election, or any Associates or Affiliates of any of them, is or has been indebted to the Company at any time since the beginning of the last completed financial year ended June 30, 2001 and no indebtedness remains outstanding as at the date of this Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, iaNett is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director, senior officer, shareholder of record or shareholder beneficially holding, directly or indirectly, more than 10% of the issued iaNett Shares, or any of their Associates or Affiliates, in any past, proposed or ongoing material transaction with iaNett since the commencement of the last completed financial year ended June 30, 2001, other than;

614351 B.C. Ltd. a former creditor of the Company that settled debt under the proposal to creditors as announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended, holds 16.70% of the issued and outstanding shares of the Company as at February 20, 2002.

As of February 20, 2002, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 336,778 common shares of the Company representing approximately 2.06% of the issued and outstanding shares of the Company. In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 735,000 additional shares in the capital of the Company, 535,000 of which options are exercisable at $0.10 per share and 200,000 of which options are exercisable at $0.20.

PRINCIPAL HOLDERS OF IANETT SHARES

Assuming 30,000,000 iaNett Shares are issued to the DFTG Shareholders, 1,500,000 shares are issued to the Finder and 200,000 shares are issued to the Sponsor, in conjunction with the Acquisition, upon completion of the Acquisition there will be 48,071,328 iaNett Shares outstanding on a non-diluted basis, approximately 34.95% of which will be held by the current Shareholders and approximately 65.05% will be held by the DFTG Shareholders.  After giving effect to the Acquisition, no Person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the iaNet Shares other than the following:

Name, Position and Municipality of Residence	Principal Occupation During the Past Five Years	Number of iaNett Shares Beneficially Owned or Controlled		Percentage of iaNett Shares Beneficially Owned or Controlled
				Prior to Giving Effect to the Acquisition	After Giving Effect to the Acquisition
		As at February 22, 2002	After Giving Effect to the Acquisition
CK Chong Nominee Vancouver, British Columbia	Chief Financial Officer and Director of Pacific Ram Distributors ltd., from 1992 to present.	150,000	8,716,667.9%		18.13%
Michael Chong Nominee Vancouver, British Columbia	President, CEO and founder of Pacific Ram Distributors Ltd. and Data Fortress Technologies Ltd., from 1991 to present	80,000	8,646,667.5%		17.99%
Jordan Krushen Nominee Vancouver, British Columbia	CTO Data Fortress Technologies Ltd. October 2000 to present; CTO Purple Media, Gatecash, ecMarket from 1996 to 2000	NIL	5,533,333	NIL	11.51%

The foregoing percentages include 30,000,000 iaNett Shares to be issued to the DFTG Shareholders, 1,500,000 shares issued to the Finder and 200,000 shares Issued to the Sponsor, pursuant to the Acquisition, but do not include any iaNett Shares that may be issued on exercise of the outstanding warrants or on exercise of any exercise of any incentive stock options.

AGGREGATE OWNERSHIP OF SECURITIES

The aggregate number of common shares of the Company upon completion of the Acquisition which will be beneficially owned directly or indirectly, by all directors, officers and promoters of the Company will be 5,415,000 common shares, which will be equal to 11.26% of the then issued and outstanding shares.

PUBLIC AND INSIDER OWNERSHIP

The aggregate number of voting securities held by the public is expected to be 15,633,550 common shares equal to 32.52% of the issued and outstanding shares of the Company and the aggregate number of voting securities that is expected to be held by promoters and insiders will be 30,487,778 common shares, equal to 62.42% of the issued and outstanding shares of the Company upon completion of the Acquisition.

RIGHTS TO PURCHASE SECURITIES

A summary of all outstanding incentive stock options, Warrants and other rights to purchase iaNett Shares as of the date of this Circular is set forth below:

iaNett Options

The following incentive stock options of iaNett are outstanding as at the date of this Circular:

Optionees	Number of Common Shares	Exercise Price[1]	Expiration Date	Market Value Of Securities On Date of Grant
Directors who are not Executive Officers (1)	305,000	$0.10	October 2, 2006	$0.08
Directors who are not Executive Officers (1)	50,000	$0.20	January 4, 2007	$0.22
Executive Officers (3)	384,000	$0.10	October 2, 2006	$0.08
Executive Officers (1)	100,00	$0.20	January 4, 2007	$0.22
Consultants (5)	100,250	$0.10	October 2, 2006	$0.08
Consultants (4)	350,000	$0.20	January 4, 2007	$0.22
Directors who are not Executive Officers (1)	10,000	$0.10	November 23, 2005	$0.08
Executive Officers (2)	60,000	$0.10	November 23, 2005	$0.08
Consultants (5)	20,000	$0.10	November 23, 2005	$0.08

Directors who are not Executive Officers (1)	20,000	$0.10	September 5, 2005	$0.08
Executive Officers (1)	1,000	$0.10	September 5, 2005	$0.08
Consultants (1)	1,000	$0.10	September 5, 2005	$0.08
Consultants (2)	6,500	$0.10	December 21, 2004	$0.08
Consultants (1)	1,250	$0.10	November 8, 2004	$0.08
Consultants (1)	1,000	$0.10	July 12, 2004	$0.08

(1) Under cover of letter dated October 19, 2001, the CDNX approved the re-pricing of the exercise price of all options that expire prior to October 2, 2006. The exercise price on these options ranged from $0.15 to $0.70.

DIVIDEND RECORD

iaNett has not paid any dividends on its outstanding iaNett Shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  The declaration of dividends on the iaNett Shares is within the discretion of the Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of iaNett and its subsidiaries.

SPONSORSHIP

The name and address of the Sponsor is Canaccord Securities Corporation, 609 Granville Street, Vancouver, British Columbia.  iaNett has entered into a sponsorship agreement with Canaccord dated November 21, 2001 pursuant to which Canaccord has agreed, subject to satisfactory due diligence, to sponsor the Company’s reverse merger transaction on the CDNX in connection with the Acquisition.  See “The Acquisition – Sponsorship Agreement” for particulars regarding Canaccord’s compensation as sponsor.

INVESTOR RELATIONS ARRANGEMENTS

Neither the Company nor iaNett has entered into any written or oral agreement or understanding with any Person to provide investor relations services for the Company, DFTG or their securities.

RELATIONSHIP BETWEEN IANETT, DFTG AND THE SPONSOR

Neither the Company nor DFTG is a related party or a connected party, as defined in the Securities Rules (British Columbia)  (the “Rules”), of the Sponsor and the securities are not offered out of the holdings of a selling security holder who is a related party or connected party of the Sponsor.

RELATIONSHIP BETWEEN IANETT, DFTG AND PROFESSIONAL PERSONS

Neither the Company nor DFTG is a related party or a connected party, as defined in the Rules, of any professional Persons, as referred to in the Rules, a responsible solicitor or any partner of a responsible solicitor’s firm.  Nor is any such Person expected to be elected, appointed or employed as a director, senior officer or employee of the Company, or of an associate or affiliate of the Company, or is a promoter of the Company or of an associate or affiliate of the Company.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which iaNett is or is likely to be party or of which any of its subsidiaries are likely to be the subject with the exception of the following:

During the period ended March 31, 2000, WSI In Interactive Corporation ("WSI") (name changed to iaNett International Systems Ltd.) was named as one of the defendants in a lawsuit filed in the Supreme Court of British Columbia.  The lawsuit included claims of breaches of contract, conspiracy, inducement to breach contracts and not honouring obligations under certain contracts.  WSI and other defendants filed a Statement of Defence denying each and every allegation of fact set out in the lawsuit against WSI and other defendants.  On February 2, 2002, the parties settled the lawsuit and iaNett was released and discharged from all actions, causes of action, claims, debts, demands damages and costs, of any kind whatsoever, all claims as set out in the lawsuit filed against them.  Under the terms of the settlement, iaNett was not obligated to provide any compensation.

AUDITOR

The auditor of the Company is Bedford Curry & Company of  8th Floor, 1281 West Georgia Street, Vancouver, British Columbia.  At the Meeting, the Shareholders will be asked to ratify the appointment of Bedford Curry & Company, Chartered Accountants of 8th floor – 1281 West Georgia Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the transfer agent and registrar for the iaNett Shares.

MATERIAL CONTRACTS

The following are the material contracts entered into by iaNett within two years prior to the date hereof:

(a)

Share Exchange Agreement referred to in “The Acquisition – Share Exchange Agreement”.

(b)

Sponsorship Agreement referred to in “The Acquisition – Sponsorship Agreement”.

(c)

Surplus Share Escrow Agreement referred to in “The Acquisition – Resale Restrictions on iaNett Shares”.

(d)

Amended Escrow Agreement.

(e)

Loan and General Security Agreements and Promissory Notes between Royal Bank Of B.C. dated February 28, 2001 and Pacific Ram Distribution Corp.;

(a)

Loan and General Security Agreements dated September 27, 2000 between the Business Development Bank of Canada and Data Fortress Technologies Ltd.;

(b)

Service contract with HealthNet Networks Ltd., dated December 31, 2001, see “Acquisition of DFTG: DFTG Value Approach.”

The material contracts described above may be inspected at the offices of Fraser and Company, Barrister and Solicitor at 1200 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, during normal business hours until the day of the Meeting or are available for the cost of copying upon request of the Company.

RISK FACTORS

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company’s business including the following:

Requirements for and Uncertainty of Access to Additional Capital

The Company will need further funding in the future to achieve its business objectives. There is no assurance that any additional financing will be obtained.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company’s efforts to raise such funding will be successful, or achieved on terms favorable to the Company or its existing shareholders.

Operating Losses

During the fiscal year ended December 31, 1998, for the six months ended June 30, 1999, and the fiscal year ended June 30, 2000, the company had an operating earnings/(loss) of approximately $C437,726, ($C110,920), and, ($C1,810,783) respectively.  The Company anticipates continuing to incur significant operating expenses in the future, including significant costs of revenues and selling, general and administrative and amortization expenses.  As a result, the Company expects to continue to incur operating losses and may not have enough money to grow its business in the future.  The Company cannot assure that it will achieve profitability or be capable of sustaining profitable operations.

Early Stage

The Company’s business is in an early stage of its re-organization and is being financed primarily by equity. Accordingly, the Company is subject to risks associated with early stage companies, including losses, uncertainty of revenues, markets and profitability, and the necessity of additional funding.

Competition

Technology based businesses are intensely competitive and involve a high degree of risk. The Company competes with other companies that provide similar products and services. Many of these companies have far greater financial and technical resources than the Company and have a significant history of business success.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers, employees and contractors and the loss of one or more of these individuals could have a material adverse effect on the Company.  The Company does not maintain key-person insurance policies on any of its executive officers.

Strain on Managerial and Financial Resources from Growth

The Company’s operations have placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources.  Further, as the number of users, customers, advertisers and other business partners grows, the Company will be required to manage multiple relationships with various customers, strategic partners and other third parties.  In addition, growth or an increase in the number of iaNett’s strategic relationships will increase this strain on the Company’s managerial, operational and financial resources, inhibiting its ability to achieve the rapid execution necessary to successfully implement its business plans.

Need to Develop and Maintain Positive Brand Name Awareness

The Company believes that establishing and maintaining its brand name is essential to expanding its technology business and attracting new customers.  It also believes that the importance of brand name recognition will increase in the future because of the growing number of companies that will need to differentiate themselves.  Promotion and enhancement of the Company’s brand names will depend largely on the Company’s ability to provide consistently high-quality products and services.  If the Company is unable to provide high-quality products and services, the value of its brand names may suffer.

Security Risks

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications using current technologies.  Many factors may cause compromises or breaches of the security systems, which the Company’s businesses use to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography.  A compromise of security on the Internet would have a negative effect on the use of the Internet for businesses.  Security breaches of the Company’s activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose the Company’s businesses to a risk of loss or litigation and possible liability.  The Company cannot assure that its security measures will prevent security breaches.

Economic Factors

The business of the Company is vulnerable to increases in the costs of labor, technology and other business expenses, which may adversely affect the Company’s profit margins. There is no assurance that the Company will be successful in passing price increases to customers to maintain the Company’s profit margins. The Company’s business may be affected by other factors beyond its control, such as economic recessions.

Currency Translation

The Company’s proposed operations will be carried out primarily in Canadian dollars, however, business opportunities may present in the United States.  As a result, the Company will be faced with currency fluctuations.  The Company does not currently engage in currency hedging; however, the Company may do so in the future.

Rapid Technological Change and Risk of Technological Obsolescence

The development of technology-related businesses is characterized by rapid and significant change.  Many applications have a life cycle of less than twelve months.  The Company's future success will depend in large part on the Company's ability to continue to respond to such changes.  There can be no assurance that the Company will be able to respond to such changes.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers, contractors and/or employees of other companies engaged in various related businesses.  To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors or management may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

The Company Does Not Intend to Declare Dividends

The Company has never declared or paid any cash dividends on its capital stock.  Management intends to retain any future earnings for funding growth and, therefore, does not expect to pay any dividends in the foreseeable future.

OTHER MATERIAL FACTS

There are no other material facts in respect of iaNett and DFTG not disclosed elsewhere in this Circular.

DIRECTORS’ APPROVAL

The directors of iaNett have approved the contents and the sending of this Circular.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

FINANCIAL STATEMENTS, REPORTS AND OTHER EXHIBITS

Schedule “A”:

Audited financial statements of iaNett for the year ended June 30, 2001.

Schedule “B”:

Audited and unaudited consolidated financial statements of Pacific Ram Distribution Ltd.,  for the year ended March 31, 2001 and the six month period ended September 30, 2001.

Schedule “C”:

Audited and unaudited financial statements of Data Fortress Technologies Ltd., for the year ended March 31, 2001 and the six-month period ended September 30, 2001.

Schedule “D”:

Pro forma consolidated financial statements for the year ended March 31, 2001 and the six month period ended September 30, 2001, which give effect to the Acquisition by the Company of DFTG.

Schedule “E”:

Altered Memorandum of the Company

"Schedule "F"

2002 Stock Option Plan

CERTIFICATE OF IANETT INTERNATIONAL SYSTEMS LTD.

DATED: March 20, 2002

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of iaNett International Systems Ltd., assuming completion of the acquisition of all the issued and outstanding shares of Data Fortress Technologies Group (2002) Inc.

ON BEHALF OF THE COMPANY

"Gordon A. Samson"

"Marcus New"

GORDON A. SAMSON

MARCUS NEW

Chief Executive Officer and Director

Secretary and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Shone Anstey"

SHONE ANSTEY

Director

CERTIFICATE OF DATA FORTRESS TECHNOLOGIES GROUP (2002) INC.

DATED:  March 20, 2002

The foregoing as it relates to DFTG constitutes full, true and plain disclosure of all material facts relating to the securities of DFTG.

ON BEHALF OF DFTG

"Rick Thomas"

"Michael Chong"

RICK THOMAS

MICHAEL CHONG

Chief Executive Officer and Director

Chief Operating Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF DFTG

"CK Chong"

"Jordan Krushen"

CK CHONG

JORDAN CHONG

Director

Director

SCHEDULE “A” – Financials iaNett International Systems Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

IANETT INTERNATIONAL

SYSTEMS LTD.

(FORMERLY WSi INTERACTIVE CORPORATION)

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2001 AND 2000

1. AUDITORS' REPORT

2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

2. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of iaNett International Systems Ltd.

We have audited the consolidated balance sheets of iaNett International Systems Ltd. as at June 30, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years ended June 30, 2001 and 2000.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada

        BEDFORD CURRY & CO.

October 18, 2001

CHARTERED ACCOUNTANTS

iaNett International Systems Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended  June 30, 2001 and 2000

2001

                        2000

REVENUE

Sales

$

976,100

6,007,375

Other income

116,107

             -

1,092,207

6,007,375

EXPENSES

General and administrative

2,892,195

3,492,317

Direct costs

1,325,789

3,405,916

Bad debts

1,093,288

          -

Amortization of capital assets

856,355

702,125

6,167,627

7,600,358

Net loss before other items

(5,075,420)

(1,592,983)

OTHER ITEMS

Loss on disposition of capital assets

(1,514,592)

       -

Write-off of investments [Note 4]

(1,349,532)

       -

Write-off of deferred development costs [Note 5]

(1,039,407)

       -

Write-off of loans receivable

(196,000)

       -

Write-off of license costs

            -

(217,800)

NET LOSS

(9,174,951)

(1,810,783)

Deficit, beginning of year

(24,634,778)

(22,823,995)

Deficit, end of year

$ (33,809,729)

(4,634,778)

LOSS PER SHARE

$

(1.75)

(0.50)

iaNett International Systems Ltd.

CONSOLIDATED BALANCE SHEETS

June 30, 2001 and 2000

2001

                         2000

ASSETS

Current

Cash and cash equivalents

$

3,024

1,313,692

Accounts receivable

52,131

2,364,938

Loans receivable

                 -

350,000

Prepaid expenses

3,972

198,073

59,127

4,226,703

Capital assets [Note 3]

24,411

2,517,852

Investments [Note 4]

105,000

1,507,274

Deferred development costs  [Note 5]

               -

908,371

$

188,538

9,160,200

LIABILITIES

Current

Accounts payable and accrued expenses

$

743,726

1,646,752

Current portion of obligation under capital leases [Note 6]

               -

18,422

Loan [Note 7]

490,174

-

Due to shareholder [Note 8]

174,041

              -

1,407,941

1,665,174

Obligation under capital leases   [Note 6]

               -

            50,156

1,407,941

1,715,330

SHAREHOLDERS' EQUITY

Share capital [Note 9]

32,590,326

32,079,648

Deficit

(33,809,729)

(24,634,778)

(1,219,403)

7,444,870

$

188,538

9,160,200

APPROVED ON BEHALF OF THE BOARD:

"GORDON SAMSON"

"THEO SANIDAS"

Director

Director

iaNett International Systems Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2001 and 2000

2001

                        2000

OPERATIONS

Net loss

$

(9,174,951)

(1,810,783)

Add (deduct) items not involving cash

Loss on disposition of capital assets

1,514,592

             -

Write-off of investments

1,349,532

                   -

Bad debts

1,093,288

             -

Write-off of deferred development costs

1,039,407

             -

Amortization of capital assets

856,355

        702,125

Write-off of loans receivable

196,000

             -

Write-off of license costs

               -

        217,800

Non-monetary exchanges

               -

    (2,228,625)

(3,125,777)

(3,119,483)

Net changes in non-cash working capital items:

Decrease (increase) in accounts receivable

1,219,519

(2,064,406)

Decrease (increase) in prepaid expenses and deposits

194,101

(152,117)

Increase (decrease) in accounts payable

(605,620)

1,388,811

(2,317,777)

(3,947,195)

FINANCING

Increase in loan

500,000

-

Increase (decrease) in amounts due to shareholder

174,041

(60,835)

Issuance of share capital

200,472

     7,303,531

Increase in obligations under capital leases

           -

          68,578

874,513

                                                                                                    874,513          7,311,274

INVESTING

Proceeds from sale of capital assets

336,850

-

Decrease (increase) in loans receivable

154,000

(350,000)

Proceeds on disposition of investments

70,917

              -

Purchase of investments

(18,175)

(955,349)

Increase in deferred development costs

(131,036)

(908,371)

Purchase of capital assets

(279,960)

(1,543,491)

132,596

(3,757,211)

Decrease in cash

(1,310,668)

(393,132)

Cash and cash equivalents, beginning of year

1,313,692

1,706,824

CASH AND CASH EQUIVALENTS, end of year

$

3,024

1,313,692

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended June 30, 2001 and 2000

1.  NATURE OF OPERATIONS AND GOING CONCERN

iaNett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange,  OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On  May 7, 2001 the Company changed its name from WSi Interactive Corporation to iaNett International Systems Ltd.

The Company is primarily engaged in the business of providing integrated marketing, web services, business development services and data warehousing services to both Internet and traditional businesses.

At June 30, 2001 the Company had a working capital deficiency of $1,348,814 (2000: $2,561,529 working capital) and incurred an operating loss of $9,174,951 (2000: $1,810,783) for the years then ended.  The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

D.N.S. Media.com Inc. (100%)

Stock Secrets Enterprises Ltd. (100%)

IaNett.com Internet Technologies Ltd. (54.5%)

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue recognition - Revenue predominantly results from service-related activities.  Services can be on a time and materials basis or a fixed fee basis.   For fixed fee contracts, revenue is recognized on a percentage of completion basis.  For contracts that are on a time and materials basis, revenue is recognized as the services are performed.  Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended June 30, 2001 and 2000

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization.  Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset

Basis

Rate

Computer software

Straight-line

33% - 100%

Computer hardware

Straight-line

33%

Office equipment, furniture and fixtures

Declining balance

20% - 30%

Automotive

Declining balance

30%

Leasehold improvements

Straight-line

Over the term of

the lease

and one renewal

period.

One half of the above rates are used in the year of acquisition.

Investments - The Company makes investments in technology businesses.  Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost.  When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss.  Where the Company does exert significant influence, investments are accounted for under the equity method.  Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

Development costs  - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles.  The development costs consists primarily of labour costs incurred in developing the Company's web businesses.  Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at historic exchange rates.  Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates.  Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period.  Actual results could differ from those estimates.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 8.  No compensation expense is recognized for this plan when stock or stock options are issued to employees.  Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

3.  CAPITAL ASSETS

Accumulated

Net Book Value

Cost

Depreciation

   2001

2000

Computer software

$

38,800

25,000

13,800

1,316,156

Office equipment, furniture and fixtures

14,150

3,539

10,611

124,912

Computer hardware

-

-

-

1,031,060

Leasehold improvements

-

-

-

28,424

Automotive

-

-

-

17,300

$

52,950

28,539

24,411

2,517,852

During the year the Company disposed of certain equipment resulting in a loss of $1,514,592.

4.  INVESTMENTS

 2001

2000

Alphastream Wireless Inc.

$

100,000

100,000

Other

5,000

166,549

Restaurant-Help.com, Inc.

-

364,725

Nerve Media Corporation

-

363,000

FlashCandy.com, Inc.

-

255,000

HollywoodBroadcasting.com, Inc.

-

150,000

Digital Video Display Technology Corp.

-

108,000

$

105,000

1,507,274

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000.  Ariel is in the wireless communications hardware and software business.  The investment complements the Company's interest in broadband, rich media and convergence technologies.  On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

4.  INVESTMENTS (continued)

Write-off of investments - Management has written-off the cost of certain of the Company's investments to reflect the negative equity market conditions, which have prevailed for its investee technology companies.

5.  DEFERRED DEVELOPMENT COSTS

 2001

2000

Deferred costs, beginning of year

$

908,371

             -

Add:

Labour costs

131,036

627,338

Domain name

-

187,500

Other costs

-

93,533

Deduct:

Written-off

(1,039,407)

               -

Deferred costs, end of year

$                 -

         908,371

Due to the Company's inability to complete the development of its' projects, Management has decided to write-off its deferred development costs in the current period.

6.  OBLIGATIONS UNDER CAPITAL LEASES

Future minimum lease payments of the capital leases for the fiscal years ending June 30 are as follows:

 2001

2000

2001

$

-

26,458

2002

-

26,458

2003

-

26,458

2004

-

7,362

Total minimum capital lease payments

-

86,736

Less imputed interest at rates averaging 12%

-

(18,158)

Present value of capital lease payments

-

68,578

Less current portion

-

(18,422)

$

-

50,156

During the year the Company terminated it's capital leases and returned all the equipment to the Lessors.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

7.  LOAN

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000.   The loan is secured by a General Security Agreement, which provides for a first charge on the assets of the Company.  The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001.  A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount.   As the Company did not repay the loan on its due date a penalty of $50,000 was applied.  The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

As described in Note 14 the outstanding loan balance was settled by issuance of 2,733,270 common shares.

8.  DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

9.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

2001

2000

Number

Amount

Number

Amount

Balance, beginning of year

50,642,178

$

32,079,648

31,203,447

$

22,779,187

Shares issued for cash:

Stock options

384,767

100,472

2,770,397

1,125,320

Warrants

250,000

100,000

5,337,334

4,367,057

Special warrants

-

-

5,250,000

1,996,930

Private placement

-

-

3,031,000

1,800,130

Performance shares

-

-

3,000,000

30,000

Shares issued for other consideration:

For debt

2,974,061

297,406

-

-

Shares issued for subsidiary

320,000

12,800

-

-

Finder's fee

-

-

50,000

-

Cash share issuance costs

-

-

-

(18,976)

Cancellation of escrow shares

(112,500)

-

-

-

54,458,506

32,590,326

50,642,178

32,079,648

Consolidation 10:1

5,445,851

32,590,326

-

-

Balance, end of year

5,445,851

$

32,590,326

50,642,178

$

32,079,648

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

9.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

Outstanding

Exercise

June 30,

Expired

June,

Price

2000

Issued

Exercised

2001

Expiry date

$1.15

1,338,000

-

(1,338,000)

-

September 30, 2000

$0.46

325,000

-

(325,000)

-

November 26, 2001

*$9.10

178,100

-

-

178,100

June 2, 2002

1,841,100

-

(1,663,000)

178,100

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants, reserving a total of 1,200,000 shares.  Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant.  An option's maximum term is five years from the date of the grant.  Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant.

A summary of the change in the Company's stock options plan for the year ended June 30, 2001 and 2000 is presented below.

2001

2000

    Weighted Average

Weighted Average

Options

Exercise Price

Options

Exercise Price

Outstanding, beginning of year

3,709,269

$   0.47

-

$       -

  Granted

5,000,000

0.10

7,265,000

0.46

  Exercised

(384,767)

0.26

(2,770,397)

0.41

  Cancelled or expired

(8,113,752)

0.10

(785,334)

0.63

Outstanding, end of year

210,750

$  0.10

3,709,269

$  0.47

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended  June 30, 2001 and 2000

9.  SHARE CAPITAL (continued)

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2001:

Price

Number

Expiry date

$0.10

1,000

July 12,2004

$0.10

90,000

July 30, 2004

$0.10

1,250

November 8, 2004

$0.10

6,500

December 21, 2004

$0.10

22,000

September 14, 2005

$0.10

90,000

November 15, 2005

210,750

During the year all stock options were repriced and were consolidated on a 10:1 basis.

10.  RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a)

Legal fees of $78,619 (2000 - $199,721) were paid to a former director of the Company;

b)

Management fees of $133,000 (2000 - $162,465) were paid to directors of the Company or companies controlled by a director of them;

c)

Amounts due to shareholder of $174,041 as described in Note 8.

11.  INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable.  No benefit in respect of the future application of these losses has been recognized in the financial statements.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

12.  COMMITMENTS

The Company is committed to minimum annual lease payments under various operating leases for certain office premises and equipment rentals.

Minimum annual lease payments for the fiscal years ending June 30 are as follows:

 2001

2000

2001

$

-

$

635,136

2002

-

443,448

2003

-

56,776

2004

-

4,111

$                -     $    1,139,471

13.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, loan and amounts due to shareholder.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, loan and amounts due to shareholder approximate their carrying amounts due to their relative short terms of maturity.  As described in Note 14 certain debts were settled, after the year-end, for less than fair value.

The fair value of investments in private companies is not readily determinable because these investments are not publicly traded.

14.  SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada.  The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares.  On August 24, 2001 the court approved the transaction and the share were issued on October 8, 2001.

Acquisition of IaNett.com Internet Technologies Ltd. - On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("iaNett.com").  As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

Years ended June 30, 2001 and 2000

14.  SUBSEQUENT EVENTS (continued)

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one year period.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of  $0.10 per share.  The options expire on October 5, 2006.

BEDFORD CURRY &CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

March 26, 2002

Canadian Venture Exchange

Vancouver Operations Office
P.O. Box 11633, Suite 2700
650 West Georgia Street
Vancouver, BC
V6B 4N9

British Columbia Securities Commission

Pacific Centre
701 West Georgia Street
Vancouver, BC

V7Y 1L2

Dear Sirs / Mesdames:

IaNett International Systems Ltd. (“IaNett”)

We are the auditors of IaNett and under date of October 18, 2001 we reported on the following financial statements of the corporation incorporated by reference in the Information Circular relating to the agreement in principle for the acquisition of Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd. :

1.

Consolidated balance sheets as at June 30, 2001, 2000 and 1999

2.

Consolidated statements of earnings and deficit and cash flows for the years ended June 30, 2001 and 200 and for the period from January 1, 1999 to June 30, 1999.

The Information Circular also incorporates by reference the following unaudited interim financial statements of the corporation:

1.

Consolidated balance sheet as at September 30, 2001;

2.

Consolidated statements of earnings and deficit and cash flows for the three-month period ended September 30, 2001 and 2000.

We have not audited any financial statements of the corporation as at any date or for any period subsequent to June 30, 2001. Although we have performed audits for the year ended June 30, 2001 and 2000, the purpose and therefore the scope of the audits was to enable us to express our opinion on the financial statements as at June 30, 2001 and 2000 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of the corporation as at any date or for any period subsequent to June 30, 2001.

We have, however, performed review procedures on the unaudited interim financial statements of the corporation as at September 30, 2001 and for the three month period ended September 30, 2001. We performed our review procedures in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

“BEDFORD CURRY”

Bedford Curry & Co.

IANETT INTERNATIONAL SYSTEMS LTD.

Quarterly Report to September 30, 2001 & June 30, 2001
SCHEDULE A: FINANCIAL INFORMATION
BALANCE SHEETS
(Prepared by Management - Unaudited)

               September

                        June

	2001	2001
ASSETS
Current Assets
Cash	$ (362)	$ 3,024
Accounts Receivable	74,982	52,131
Subscriptions Receivable	220,000	-
Prepaids	3,178	3,972

	297,799	59,127
Capital Assets	52,630	24,411
Investments	105,000	105,000
Deferred Development Costs	-	-

	$ 455,428	$ 188,538

LIABILITIES
Current Liabilities
Accounts Payable	$ 783,122	$ 743,726

	783,122	743,726

Loan Payable	490,174	490,174
Shareholder Loan	174,041	174,041

	1,447,338	1,407,941

SHAREHOLDERS' EQUITY
Share Capital	32,627,126	32,590,326
Share Subscriptions	240,000	-
Deficit	(33,859,035)	(33,809,729)

	(991,909)	(1,219,403)

	$ 455,428	$ 188,538

APPROVED ON BEHALF OF BOARD:

"Marcus New"		"Gordon Samson"
Director		Director

IANETT INTERNATIONAL SYSTEMS LTD.

Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)

                         September        September

	2001	2000
REVENUE	$ 1,825	$ 639,913

EXPENSES
Direct costs	-	603,996
General and administrative	44,380	953,202
Amortization of capital assets	6,751	251,482

	51,131	1,808,680

NET LOSS	(49,306)	(1,168,767)

Deficit, beginning of period	(33,809,729)	(24,634,778)

DEFICIT, end of period	$(33,859,035)	$(25,803,545)

LOSS PER SHARE	(0.01)	$ (0.29)

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

	2001	2000
OPERATIONS
Net income (Loss)	(49,306)	(1,168,768)
Non-cash adjustments	-	-
Depreciation	6,751	251,482
	(42,555)	(917,286)
Change in
Accounts receivable	(22,851)	607,795
Prepaids and deposits	794	10,844
Accounts payable	39,396	(433,989)

	(25,216)	(732,636)

INVESTING
Purchase of capital assets	-	(176,663)
Proceeds from sale of capital assets Increase in loans	1,830 -	(36,325)
Purchase of investments	-	(38,953)
Increase in development costs	-	(131,036)
	1,830
		(382,977)

FINANCING
Issuance of share capital/Subscriptiions	20,000	169,422
Increase (reduction) in shareholder loan	-	-

	20,000	169,422

Increase (decrease) in cash	(3,386)	(946,191)

Cash, beginning of period	3,024	1,313,693

CASH AND CASH EQUIVALENTS, end of period	(362)	367,502

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarter ended September 30, 2001 and 2000

1. NATURE OF OPERATIONS AND GOING CONCERN

iaNett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. The Company is primarily engaged in the business of providing integrated marketing, web services, and data management services to both Internet and traditional businesses. During this quarter, and as part of a restructuring plan, a number of due diligence initiatives were undertaken on opportunities presented, based on a criteria of, track record of revenues, significant assets on the balance sheet, and a diverse client list, the Company screened potential going forward partners.

The Company's ability to discharge liabilities in the normal course of its business is dependent upon identifying a potential partner for a business combination resulting with profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

D.N.S. Media.com Inc. (100%)

IaNett.com Internet Technologies Ltd. (100%)

Stock Secrets Enterprises Ltd. (100%)

On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("IaNett.com"). As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended September 30, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset

Basis

Rate

Computer software

Straight-line

33% - 100%

Computer hardware

Straight-line

33%

Office equipment, furniture and fixtures

Declining balance

20% - 30%

Automotive

Declining balance

30%

Leasehold improvements                  Straight-line

Over the term of the lease and one renewal                                                                                                                        period

One half of the above rates are used in the year of acquisition.

Non – monetary Transactions – Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Stock-based compensation – Employee and director stock options granted by the Company, (which is described in note (8) are not recognized in the accounts until exercised, and then are recorded as a credit to share capital to the extent of the exercise price.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended September 30, 2001 and 2000

3. CAPITAL ASSETS

    Net Book Value

Accumulated   September          June

             Cost

Depreciation         2001

             2001

Computer software	$ 43,200	5,400	37,800	1,316,156
Office equipment, furniture and fixtures	13,270	4,335	8,935	124,912
Computer hardware	25,050	19,155	5,895	1,031,060
Leasehold improvements	-	-	-	28,424
Automotive	-	-	-	17,300

  $      81,520

          28,890           52,630          2,517,852

4. INVESTMENTS

                 September

            June

           2001

             2001

Alphastream Wireless Inc.	$ 100,000	100,000
Other	5,000	166,549
Restaurant-Help.com, Inc.	-	364,725
Nerve Media Corporation	-	363,000
FlashCandy.com, Inc.	-	255,000
HollywoodBroadcasting.com, Inc.	-	150,000
Digital Video Display Technology Corp.	-	108,000

            $         105,000       1,507,274

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended September 30, 2001 and 2000

5. DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

6.  SHARE SUBSCRIPTIONS

The Company announced a non-brokered private placement on September 18, 2001, of 2,400,000 units, at a price of $0.10 per unit. Each unit comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share for each warrant held, at a price of $0.10, for one year. As at September 30, 2001, subscription proceeds of $20,000 were received.

7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                September 2001                              June 2001

       Number        Amount              Number

       Amount

Balance, beginning of period:	5,445,851	$ 32,590,326	50,642,178	$ 32,079,648
Shares issued for cash:
Stock options	-	-	384,767	100,472
Warrants	-	-	250,000	100,000
Special Warrants	-	-	-	-
Private placement	-	-	-	-
Performance shares	-	-	-	-
Shares issued for other consideration
For debt	-	-	2,974,061	297,406
For subsidiary	368,000	36,800	320,000	12,800
Finder’s fee	-	-	-	-
Cash share issuance costs	-	-	-	-
Cancellation of escrow shares	-	-	(112,500)	-

	5,813,851	32,627,126	54,458,506	32,590,326
Consolidation 10:1	-	-	5,445,851	32,590,326
Balance, end of period	5,813,851	32,627,126	5,445,851	32,590,326

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended June 30, 2001 and 2000

8. SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

  Outstanding

Outstanding

Exercise

     June 30,

September

   Price                2001   Issued         Exercised        Expired       2001                        Expiry date

*$9.10

178,100                        -                       -                178,100               June 2, 2002

178,100                        -                       -                178,100

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at Sept 30, 2001 remaining stock options outstanding were.

Number

Exercise

Expiry

Of  shares

Price

Date

90,000

            $0.15

November, 2005

22,000

 0.70

September, 2005

  6,500

 0.15

December,  2004

  1,250

 0.35

November, 2004

`

20,000

 0.35

July, 2004

70,000

 0.50

July, 2004

  1,000

 0.15

July, 2004

Announced on October 5, 2001 the exercise price of outstanding stock options have all been re-priced to $0.10, with a further issuance of 789,250 stock options, also with an exercise price of $0.10.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended June 30, 2001 and 2000

9. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a)

Amounts due to shareholder remained outstanding of $174,041.

10. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

11. SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada. The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares. On August 24, 2001 the court approved the transaction, cash and share settlements were issued on October 8, 2001, and a certificate of Full Performance of Proposal was issued by the Trustee, KPMG Inc., (“KPMG”) on November 13, 2001.

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one-year period. On November 2, 2001 the Company announced a private placement of up to 2,500,000 units to net $250,000. Each unit consists of one common share and one share purchase warrant.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of $0.10 per share. The options expire on October 5, 2006.

SCHEDULE “B” – Financials  Pacific Ram Distribution Ltd.

PACIFIC RAM DISTRIBUTION CORP.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2001

CONTENTS

Page

Auditors’ Report

1

Financial Statements:

Balance sheet

2

Statement of income and retained earnings

3

Statement of cash flows

4

Notes to financial statements

5-7

AUDITORS’ REPORT

To the Shareholder of

Pacific Ram Distribution Corp.

We have audited the balance sheet of Pacific Ram Distribution Corp. as at March 31, 2001 and the statements of income and retained earnings, and cash flows for the year then ended.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We were not appointed auditors until after March 31, 2001 and thus did not observe the taking of physical inventories at either the beginning of the year or the end of the year and were not able to satisfy ourselves concerning inventory quantities by alternative means.  Since opening and ending inventories enter into the determination of the results of operations and changes in financial position, we were unable to determine whether adjustments to inventories cost of sales, income taxes, net income for the year, retained earnings and cash provided from operations might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening and ending inventory quantities as described in the preceding paragraph, the balance sheet, the statements of income and retained earnings, and changes in financial position present fairly, in all material respects, the results of operations and the change in financial position of the company for the year ended March 31, 2001 in accordance with Canadian generally accepted accounting principles.

The comparative figures as at March 31, 2000 and the year then ended are based on unaudited financial statements.

(Signed) LEUNG, MEENTS, HARROP

December 19, 2001                                                                                          Chartered Accountants

PACIFIC RAM DISTRIBUTION CORP.

(Incorporated under the laws of British Columbia)

BALANCE SHEET - MARCH 31, 2001

	ASSETS		(Unaudited)
Current:		2001	2000
Accounts receivable		$434,469	$382,554
Inventories		338,077	229,064
Prepaids and deposits		56,140	3,720
Notes receivable		50,000	-
Income taxes recoverable		-	934
		878,686	616272

Capital assets (Note 2)		17,310	23,725
Loans to affiliated parties (Note 3)		178,272	-
		$1,074,268	$639,997

	LIABILITIES

Current:
Bank endebtedness (Note 4)		$271,048	$24,702
Accounts payable and accrued liabilities		407,560	246,789
Wages payable		4,013	3,726
Income taxes payable		8,510	-
		691,131	275,217
Loans from shareholder (Note 5)		205,019	234,342
		896,150	509,559

	SHAREHOLDER'S EQUITY
Share Capital:
Authorized:
10,000 common shares, no par value
Isued:
50 common shares		50	50
Reatained earnings		178,068	130,388
		178,118	130,438
		$1,074,268	$639,997

See accompanying notes

Approved by the Director:

"CK Chong"

  Director

PACIFIC RAM DISTRIBUTION CORP.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2001

		(Unaudited)
	2001	2000

Sales	$ 5,866,285	$ 4,588,732

Cost of Sales	5,269,052	4,069,790

Gross profit	597,233	518,942

Expenses:
Advertising and promotion	21,697	17,522
Amortization	5,395	9,66
Auto and travel	35,508	29,090
	20,665	14,038
	799	-
Insurance	7,884	6,277
Interest and bank charges	24,103	18,866
Office and miscellaneous	27,745	22,080
Professional services	8,371	8,941
Rent	22,999	23,997
Repairs and maintenance	5,880	3,210
Shipping	3,031	9,853
Telephone and fax	7,360	8,441
Utilities	1,823	2,232
Wages and benefits	348,303	324,720
	541,563	498,333

Income before the undernoted	55,670	20,609

Gain on sales of capital assets	3,080	-

Income before income taxes	58,750	20,609

Income taxes	11,070	4,246

Net income	47,680	16,363

Retained earnings, beginning of year	130,388	114,025

Retained earnings, end of year	$ 178,068	$ 130,388

See accompanying notes

PACIFIC RAM DISTRIBUTION CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2001

		Unaudited
	2001	2000

Cash and cash equivalent were provided by (used for):

Operations:
Net income	$ 47,680	$ 16,363
Add item not involving cash:
Amortization	5,395	9,066

	53,075	25,429
Net changes in non-cash working capital items:
Accounts receivable	(51,915)	(37,035)
Inventories	(109.013)	12,824
Prepaids and deposits	(52,420)	(2,265)
Notes receivable	(50,000)	-
Accounts payable and accrued liabilities	160,771	68,309
Income taxes	9,444	9,324
Wages payable	287	100

Cash flow from operations	(39,771)	76,686

Investing:
Capital assets acquired	1,020	(9,965)

Financing:
Loan to affiliated parties	(178,272)	-
Loans from shareholder	(29,323)	(4,320)

	(207,595)	(4,320)
Increase (decrease) in cash for the year	(246,346)	62,401

Cash and cash equivalents, beginning of year	(24,702)	(87,103)

Cash and cash equivalents, end of year	$ (271,048)	$ (24,702)

For the purpose of these financial statements, cash and cash equivalents are defined as cash less bank indebtedness.

See accompanying notes

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

1.

Summary of significant accounting policies:

a)

Inventories:

Inventories are stated at the lower of cost and net realizable value.  Cost is determined generally by the  first-in, first-out method.

b)

Capital assets:

These assets are stated at cost less accumulated amortization.  Amortization is being provided as follows:

Method

Rate

Automobile

Declining balance

30%

Computer

Declining balance

30%

Furniture and equipment

Declining balance

20%

Leasehold improvement

Straight-line

10 years

a)

Revenue recognition:

Revenue from sales of products is recognized when title passes to customers, which is generally at the time goods are shipped.

b)

Estimates:

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

1.

Summary of significant accounting policies:  (continued)

c)

Financial instruments:

Fair value:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes approximates fair value due to the relatively short-term maturities of these instruments.

Credit risk:

The company does not have a significant exposure to any individual customer.  The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance.  The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectation.

Foreign exchange risk:

Foreign exchange risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  A portion of the Company’s inventory purchases are settled in U.S. dollars, and it does not use derivative instruments to reduce its exposure to this foreign exchange risk.

2.

Capital assets:

  (Unaudited)

                                                                                2001                             2000

                                                                                                          Accumulated

           Cost                Amortization               Net                   Net

Automobile

$      2,000

$      1,020

$         980

$      6,420

Computer

23,558

15,761

7,797

      11,139

Furniture and equipment

      28,026

    23,093

      4,933

        6,166

Leasehold improvement

      4,000

         400

      3,600

            -

$    57,584

$    40,274

$    17,310

$    23,725

1.

Loans to affiliated parties:

The loans advanced to affiliated parties are non-interest bearing, and have no set terms of repayment.

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

4.

Bank Indebtedness:

Bank indebtedness includes a demand loan in the amount of $255,000 bearing interest at prime plus 1%.  A general security agreement over the assets of the company, assignments of inventories and accounts receivable, and guarantee from the shareholder have been provided as collateral for the loan.  (Prime rate as at March 31, 2001 is 6-3/4%).

5.

Loans from shareholder:

The loans from shareholder are non-interest bearing, and have no set terms of repayment.

6.

Commitments:

The Company is liable for certain minimum annual lease payments under operating leases with respect to an automobiles and equipment as follows:

2002      -     $  12,862

2003      -           6,393

2004      -           2,664

7.

Related parties transactions:

a)

During the year, rent paid to a related party amounted to $16,800.

b)

The Company sold computer equipment totaling $85,380 to Archon Technologies Ltd., a company controlled by a related party.  The sales were made at a pre-determined mark-up.

8.

Subsequent event:

Subsequent to the year-end, the shareholder of the Company entered into an agreement in principle dated November 21, 2001 with iaNett International Systems Ltd., (iaNett), pursuant to which iaNett agreed to effect an acquisition of all the outstanding shares of the Company.  The completion of this transaction is subject to a number of conditions including but not limited to Exchange (“CDNX”) acceptance.

December 19, 2001

Canadian Venture Exchange

Vancouver Operations Office

P.O. Box 11633, Suite 2700

650 West Georgia Street

Vancouver, B.C.

V6B 4N9

British Columbia Securities Commission

Pacific Centre

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Re: Pacific Ram Distribution Corp.

Dear Sirs:

We are the auditors of Pacific Ram Distribution Corp. and under date of December 19, 2001 we reported on the following financial statements of the corporation incorporated by reference in the Information Circular relating to the agreement in principle for the acquisition of Data Fortress Technologies Ltd., Pacific Ram Distribution Corp., and Connect West Networks Ltd. by iaNett International Systems Ltd. :

-

Balance sheets as at March 31, 2001, and 2000;

-

Statements of income and retained earnings for the years ended March 31, 2001, and 2000;

-

Statements of changes in financial position for the years ended March 31, 2001, and 2000.

The Information Circular also incorporates by reference the following unaudited interim financial statements of the corporation:

-

Balance sheet as at September 30, 2001;

-

Statements of loss and retained earnings for the six-month period ended September 30, 2001;

-

Statements of changes in financial position for the six-month period ended September 30, 2001.

We have not audited any financial statements of the corporation as at any day or for any period subsequent to March 31, 2001.  Although we have performed an audit for the year ended March 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at March 31, 2001 and for the years then ended, but not on the financial statements for any interim period within that year.  Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations of the corporation as at any date or for any period subsequent to March 31, 2001.

We have, however, performed review procedures on the unaudited interim financial statements of the corporation as at September 30, 2001 and for the six-month period ended September 30, 2001.  We performed our review procedures in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility or loss or damages if any, suffered by an third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

LEUNG, MEENTS, HARROP

(Signed) Calvin W. Leung, C.A.

Calvin W. Leung, C.A.

CWL/cw

PACIFIC RAM DISTRIBUTION CORP.

INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER  30, 2001

CONTENTS

Page

Interim Financial Statements:

Balance sheet

1

Statement of loss and retained earnings

2

Statement of cash flows

3

Notes to financial statements

4-6

PACIFIC RAM DISTRIBUTION CORP.

(Incorporated under the laws of British Columbia)

INTERIM BALANCE SHEET

UNAUDITED

	ASSETS		(Unaudited)
Current:		2001	2000
Accounts receivable		$338,372	434,469
Inventories		263,603	338,077
Prepaids and deposits		7,234	56,140
Notes receivable		31,666	50,000
Income taxes recoverable		20,044	-
		660,919	878,686

Capital assets (Note 2)		17,964	17,310
Loans to affiliated parties (Note 3)		257,035	178,272
		$935,918	$1,074,268

	LIABILITIES

Current:
Bank endebtedness (Note 4)		$282,711	$271,048
Accounts payable and accrued liabilities		345,328	407,560
Wages payable		2,166	4,013
Income taxes payable		-	8,510
		630,205	691,131
Loans from shareholder (Note 5)		199,820	205,019
		830,025	896,150

	SHAREHOLDER'S EQUITY
Share Capital:
Authorized:
10,000 common shares, no par value
Isued:
50 common shares		50	50
Reatained earnings		105,843	178,068
		105,893	178,118
		$935,918	$1,074,268

See accompanying notes

Approved by the Director:

"CK Chong"

  Director

PACIFIC RAM DISTRIBUTION CORP.

INTERIM STATEMENT OF LOSS AND RETAINED EARNINGS

SIX MONTHS ENDED SEPTEMBER 30, 2001

UNAUDITED

	Six Months	Year
	Ended September 30,	Ended March 31,
	2001	2001

Sales	$ 2,081,206	$ 5,866,285

Cost of Sales	1,875,640	5,269,052

Gross profit	205,566	597,233

Expenses:
Advertising and promotion	4,097	21,697
Amortization	2,373	5,395
Auto and travel	14,964	35,508
Bad debts	2,194	20,665
Equipment rental	1,599	799
Insurance	4,646	7,884
Interest and bank charges	17,771	24,103
Office and miscellaneous	5,735	27,745
Professional services	54,872	8,371
Rent	10.949	22,999
Repairs and maintenance	1,560	5,880
Shipping	2,364	3,031
Telephone and fax	4,105	7,360
Utilities	1,848	1,823
Wages and benefits	168,761	348,303
	297,838	541,563

Income before the undernoted	(92,272)	55,670

Gain on sales of capital assets	-	3,080

Income before income taxes	(92,272)	58,750

Income taxes	(20,047)	11,070

Net income	(72,225)	47,680

Retained earnings, beginning of year	178,068	130,388

Retained earnings, end of year	$ 105,843	$ 178,068

See accompanying notes

PACIFIC RAM DISTRIBUTION CORP.

INTERIM STATEMENT OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2001

UNAUDITED

	Six Months	Year
	Ended	Ended
	September 30,	March 31,
	2001	2000

Cash and cash equivalent were provided by (used for):

Operations:
Net income	$ (72,225)	$ 47,680
Add item not involving cash:
Amortization	2,373	5,395

	(69,852)	53,075
Net changes in non-cash working capital items:
Accounts receivable	96,097	(51,915)
Inventories	74,474	(109.013)
Prepaids and deposits	48,906	(52,420)
Notes receivable	18,334	(50,000)
Accounts payable and accrued liabilities	(62,232)	160,771
Income taxes	(28,554)	9,444
Wages payable	(1,847)	287

Cash flow from operations	75,326	(39,771)

Investing:
Capital assets acquired	(3,027)	1,020

Financing:
Loan to affiliated parties	(103,763)	(153,272)
Loans from shareholder	19,801	(54,323)

	(83,962)	(207,595)
Increase (decrease) in cash for the year	(11,663)	(246,346)

Cash and cash equivalents, beginning of year	(271,048)	(24,702)

Cash and cash equivalents, end of year	$ (282,711)	$ (271,048)

For the purpose of these financial statements, cash and cash equivalents are defined as cash less bank indebtedness.

See accompanying notes

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

1.

Summary of significant accounting policies:

a)

Inventories:

Inventories are stated at the lower of cost and net realizable value.  Cost is determined generally by the irst-in, first-out .

b)

Capital assets:

These assets are stated at cost less accumulated amortization.  Amortization is being provided as follows:

Method

Rate

Automobile

Declining balance

30%

Computer

Declining balance

30%

Furniture and equipment

Declining balance

20%

Leasehold improvement

Straight-line

10 years

a)

Revenue recognition:

Revenue from sales of products is recognized when title passes to customers, which is generally at the time goods are shipped.

b)

Estimates:

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

1.

Summary of significant accounting policies:  (continued)

c)

Financial instruments:

Fair value:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes approximates fair value due to the relatively short-term maturities of these instruments.

Credit risk:

The company does not have a significant exposure to any individual customer.  The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance.  The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectation.

Foreign exchange risk:

Foreign exchange risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  A portion of the Company’s inventory purchases are settled in U.S. dollars, and it does not use derivative instruments to reduce its exposure to this foreign exchange risk.

2.

Capital assets:

September 30,

               March 31,

                                                                                          2001                                        2001

                                                                               Accumulated

                                                          Cost              Amortization            Net                   Net

Automobile

$      2,000

$      1,167

$         833

$         980

Computer                                       24,772

      17,112

        7,660

        7,797

Furniture and equipment

       29,839

      23,768

         6,071

        4,933

Leasehold improvement

         4,000

           600

         3,400

        3,600

                $    60,611

$    42,647

 $    17,964

$    17,310

1.

Loans to affiliated companies:

The loans to affiliated companies are non-interest bearing, and have no set terms of repayment.

PACIFIC RAM DISTRIBUTION CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

4.

Bank indebtedness:

Bank indebtedness includes a demand loan in the amount of $268,000 bearing interest at prime plus 1%.  A general security agreement over the assets of the company, assignments of inventories and accounts receivable, and guarantee from the shareholder have been provided as collateral for the loan.  (Prime rate as at September 30, 2001 is 5-1/4%).

5.

Loans from shareholder:

The loans from shareholder are non-interest bearing, and have no set terms of repayment.

6.

Commitments:

The Company is liable for certain minimum annual lease payments under operating leases with respect to an automobiles and equipment as follows:

2002      -     $    5,784

2003      -           6,393

2004      -           2,664

7.

Related parties transactions:

a)

During the period, rent paid to a related party amounted to $8,400.

b)

The Company sold computer equipment totaling $127,590 to Archon Technologies Ltd., a company controlled by a related party.  The sales were made at a pre-determined mark-up.

8.

Subsequent event:

Subsequent to the year-end, the shareholder of the Company entered into an agreement in principle dated November 21, 2001 with iaNett International Systems Ltd., (iaNett), pursuant to which iaNett agreed to effect an acquisition of all the outstanding shares of the Company.  The completion of this transaction is subject to a number of conditions including but not limited to Exchange (“CDNX”) acceptance.

9.

Comparative figures:

Certain of the March 31, 2001 figures have been reclassified to conform to the financial statement presentation adapted for the current period.

SCHEDULE “C” – Financials Data Fortress Technologies Ltd.

DATA FORTRESS TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

FROM DATE OF INCORPORATION

(SEPTEMBER 7, 2000) TO MARCH 31, 2001

CONTENTS

Page

Auditors’ Report

1

Financial Statements:

Balance sheet

2

Statement of loss and deficit

3

Statement of changes in financial position

4

Notes to financial statements

            5 - 7

AUDITORS’ REPORT

To the Shareholders of

Data Fortress Technologies Ltd.

We have audited the balance sheet of Data Fortress Technologies Ltd. as at March 31, 2001 and the statements of loss and deficit, and changes in financial position from the date of incorporation (September 7, 2000) to March 31, 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2001 and the results of its operations and the changes in its financial position for the period then ended in accordance with generally accepted accounting principles.

(Signed) LEUNG, MEENTS, HARROP

January 10, 2002                                                                                          Chartered Accountants

DATA FORTRESS TECHNOLOGIES LTD.

(Incorporated under the laws of British Columbia)

BALANCE SHEET – MARCH 31, 2001

	ASSETS
Current:
Cash		$10,780
Accounts receivable		20,131
Prepaids and deposits		13,594
		44,505

Capital assets (Note 2)		157,916
		$202,421

	LIABILITIES

Current:
Accounts payable and accrued liabilities		22,551
Wages payable		2,754
Current portion of long term-debt (Notes 3 and 4)		28,995
		54,300
Long term debt (Note 3)		57,780
Obligation under capital lease(Note 4)		35,185
Loans from affiliated company (Note 5)		100,035
Loans from shareholder (Note 6)		2,500
		249,800

	SHAREHOLDER'S EQUITY
Share Capital:
Authorized:
20,000 class Acommon shares, no par value
Issued:
10,000,000 class A common shares		100,000
Deficit		(147,379)
		(47,379)
		$202,421

See accompanying notes

Approved by the Directors:

"Michael Chong"

  Director

"CK Chong"

  Director

DATA FORTRESS TECHNOLOGIES LTD.

STATEMENT OF LOSS AND DEFICIT

FROM DATE OF INCORPORATION

(SEPTEMBER 7, 2000) TO MARCH 31, 2001

Revenue
Data center	$ 7,350
Rental income	7,570

14,920

Expenses:
Advertising and promotion	6,734
Amortization	13,621
Auto and travel	363
Bad debts	4,050
Communication	7,923
Insurance	278
Interest on long term debt	9,242
Office and miscellaneous	34,007
Professional services	11,980
Promotion and entertainment	3,224
Rent	21,350
Repairs and maintenance	346
Shipping	460
Subcontract	4,090
Wages and benefits	44,850

162,518

Loss before undernoted	(147,598)

Other income	219

Net loss and deficit	$ (147,379)

See accompanying notes

DATA FORTRESS TECHNOLOGIES LTD.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM DATE OF INCORPORATION

(SEPTEMBER 7, 2000) TO MARCH 31, 2001

Cash and cash equivalent were provided by (used for):

Operations:
Net income	$ (147,379)
Add item not involving cash:
Amortization	13,621

(133,758)
Net changes in non-cash working capital items:
Accounts receivable	(20,131)
Prepaids and deposits	(13,594)
Accounts payable and accrued liabilities	22,551
Wages payable	2,754

Cash flow from operations	(142,178)

Investing:
Capital assets acquired	(171,537)

Financing:
Long-term debt	70,620
Obligation under capital lease	51,340
Loan from an affiliated company	100,035
Loans from shareholders	2,500
Share capital	100,000

324,495

Cash and cash equivalents, end of year	$ 10,780

See accompanying notes

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

1.

Summary of significant accounting policies:

a)

Capital assets:

These assets are stated at cost less accumulated amortization.  Amortization is being provided as follows:

Annual

      Method

Rate

Data center equipment

Declining balance

30%

Furniture and fixtures

Declining balance

20%

Leasehold Improvement

Straight-line

20%

a)

Revenue recognition:

The company’s revenues consist of (i) monthly fees from networking, storage, bandwidth provider, security, monitoring and testing, and managed Web hosting; (ii) fees from the subletting of office premise.

b)

Estimates:

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

c)

Financial instruments:

Fair value:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes approximates fair value due to the relatively short-term maturities of these instruments.

Credit risk:

The Company does not have a significant exposure to any individual customer.  The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance.  The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectation.

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

1.

Capital assets:

                  Accumulated

Cost               Amortization               Net

Data center equipment

        $  123,935

        $   10,844

$  113,091

Furniture and fixtures

   2,574

150

2,424

Leasement Improvement                      45,028

                  2,627

                 42,401

                                                                     $   171,537

         $     13,621

                    $  157,916

Capital assets include the following item recorded under capital lease:

Data center equipment

$    54,308

Less: accumulated amortization

        4,752

$    49,556

1.

Long-term debt:

10.7% bank loan, repayable in monthly installments of $1,070 plus interest, due September 23, 2007.  A General Security Agreement

over all the assets of the company, an assignment of accounts receivable, and guarantees from the shareholders have been

provided as collateral for the loan.

$     70,620

Less: current portion

       12,840

$     57,780

The aggregate amounts of principal payments required in each of the next five years are as follows:

                                            2002

$     12,840

                                            2003

12,840

                                            2004

12,840

                                            2005

12,840

                                            2006

   12,840

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

1.

Obligation under capital lease:

Future minimum payable under capital lease and the present value of the net minimum lease payments as at March 31, 2001 are as follows:

                                            2002

$     22,958

                                            2003

22,958

                                            2004

     15,825

Total minimum payments

      61,741

Amount representing interest

     (10,401)

Present value of net minimum lease payments

($16,155 current, $35,185 long-term)

$     51,340

1.

Loans from an affiliated company:

The loans from an affiliated company are non-interest bearing, and have no set terms of repayment.

2.

Loans from shareholders:

       The loans from shareholders are non-interest bearing, and have no set terms of repayment.

3.

Related party transactions:

 During the year, the Company purchased computer equipment totaling $123,935 from a  company owned by one   of the shareholders.

The Company received rental income totaling $7,570 from the companies owned by certain shareholders:

8.    Commitments:

      The Company is liable for minimum lease commitments with respect to premises as follows:

                                                       2002     -     $    42,250

                                                       2003     -           42,250

                                                       2004     -           21,125

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2001

9.

Losses carry-forward:

At March 31, 2001, there were approximately $132,100 of income tax losses available to reduce future taxable income.  The income tax losses carry-forward expires in 2008.

10.

Subsequent event:

Subsequent to the year-end, the shareholders of the Company entered into an agreement in principle dated November 21, 2001 with iaNett International Systems Ltd., (iaNett), pursuant to which iaNett agreed to effect an acquisition of all the outstanding shares of the Company.  The completion of this transaction is subject to a number of conditions including but not limited to Exchange (“CDNX”) acceptance.

December 21, 2001

Canadian Venture Exchange

Vancouver Operations Office

P.O. Box 11633, Suite 2700

650 West Georgia Street

Vancouver, B.C.

V6B 4N9

British Columbia Securities Commission

Pacific Centre

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Re: Data Fortress Technologies Ltd.

Dear Sirs:

We are the auditors of Data Fortress Technologies Ltd. and under date of December 21, 2001 we reported on the following financial statements of the corporation incorporated by reference in the Information Circular relating to the agreement in principle for the acquisition of Data Fortress Technologies Ltd., Pacific Ram Distribution Corp., and Connect West Networks Ltd. by iaNett International Systems Ltd. :

-

Balance sheet as at March 31, 2001;

-

Statement of loss and deficit for the year ended March 31, 2001;

-

Statement of changes in financial position for the year ended March 31, 2001.

The Information Circular also incorporates by reference the following unaudited interim financial statements of the corporation:

-

Balance sheet as at September 30, 2001;

-

Statement of loss and deficit for the six-month period ended September 30, 2001.

-

Statements of changes in financial position for the six-month period ended September 30, 2001.

We have not audited any financial statements of the corporation as at any day or for any period subsequent to March 31, 2001.  Although we have performed an audit for the year ended March 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at March 31, 2001 and for the year then ended, but not on the financial statements for any interim period within that year.  Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations of the corporation as at any date or for any period subsequent to March 31, 2001.

We have, however, performed review procedures on the unaudited interim financial statements of the corporation as at September 30, 2001 and for the six-month period ended September 30, 2001.  We performed our review procedures in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility or loss or damages if any, suffered by an third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

LEUNG, MEENTS, HARROP

(Signed) Calvin W. Leung, C.A.

Calvin W. Leung, C.A.

CWL/cw

DATA FORTRESS TECHNOLOGIES LTD.

INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER 30, 2001

CONTENTS

Page

Interim Review Report

1

Interim Financial Statements:

Balance sheet

2

Statement of loss and deficit

3

Statement of Changes in financial position

4

Notes to financial statements

5 - 8

DATA FORTRESS TECHNOLOGIES LTD.

(Incorporated under the laws of British Columbia)

INTERIM BALANCE SHEET

UNAUDITED - See Notice to Reader

	ASSETS
Current:		2001	2000
Cash		$56,222	10,780
Accounts receivable		33,136	20,131
Prepaids and deposits		49,552	13,594
		138,910	44,505

Capital assets (Note 2)		254,114	157,916
		$393,024	$202,421

	LIABILITIES

Current:
Accounts payable and accrued liabilities		$38,131	$22,551
Wages payable		-	2,754
Current portion of long term debt (Notes 3 and 4)		30,759	28,995
		68,890	54,300
Long-term debt (Note 3)		51,360	57,780
Obligation under capital lease (Note 4)		25,343	35,185
Debentures payable (Note 5)		210,000	-
Loans from affiliated company (Note 6)		162,834	100,035
Loans from shareholders (Note 7)		126,090	2,500
		644,517	249,800

	SHAREHOLDER'S EQUITY
Share capital: (Note 8)		100,000	100,000

Deficit		(351,493)	(147,379)
		(251,493	(47,379)
		$393,024	$202,421

See accompanying notes

Approved by the Directors:

"Michael Chong"

  Director

"CK Chong"

  Director

DATA FORTRESS TECHNOLOGIES LTD.

INTERIM STATEMENT OF LOSS AND DEFICIT

SIX MONTHS ENDED SEPTEMBER 30, 2001

UNAUDITED

	Six Months	Seven Months
	Ended September 30,	Ended March 31,
	2001	2001
Revenue:
Data Center	$ 17,307	$ 7,350
Rental income	-	7,570

	17,307	14,920
Expenses:
Advertising	650	6,734
Amortization	31,262	13,621
Auto and travel	1,244	363
Bad debts	-	4,050
Communication	11,575	7,923
Insurance	78	278
Interest and bank charges	1,747	-
Interest on long-term debt	7,066	9,242
Office and miscellaneous	13,348	34,007
Professional services	41,384	11,980
Promotion and entertainment	355	3,224
Rent	22,416	21,350
Repairs and maintenance	678	346
Shipping	-	460
Subcontract	199	4,090
Wages and benefits	91,003	44,850
	223,005	162,518

Loss before undernoted	(205,698)	(147,598)

Other income	1,584	219

Net loss and deficit	(204,114)	(147,379)

Deficit, beginning of year	(147,379)	-

Deficit, end of year	$ (351,493)	$ (147,379)

See accompanying notes

DATA FORTRESS TECHNOLOGIES LTD.

INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION

SIX MONTHS ENDED SEPTEMBER 30, 2001

UNAUDITED

	Six Months	Seven Months
	Ended	Ended
	September 30,	March 31,
	2001	2000
Cash and cash equivalent were provided by (used for):

Operations:
Net loss	$ (204,114)	$ (147,379)
Add item not involving cash:
Amortization	31,262	13,621
	(172,852)	(133,758)
Net changes in non-cash working capital items:
Accounts receivable	(13,005)	(20,131)
Prepaids and deposits	(35,958)	(13,594)
Accounts payable and accrued liabilities	15,580	22,551
Wages payable	(2,754)	2,754

Cash flow from operations	(208,989)	(142,178)

Investing:
Capital assets acquired	(127,460)	(171,537)

Financing:
Debentures payable	210,000	-
Long-term debt	(4,656)	70,620
Obligation under capital lease	(9,842)	51,340
Loan from an affiliated company	62,799	100,035
Loans from shareholders	123,590	2,500
Share capital	-	100,000
	381,891	324,495

Increase in cash for the year	45,442	10,780

Cash, beginning of period	10,780	-

Cash and cash equivalents, end of year	$ 56,222	$ 10,780

See accompanying notes

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

1.

Summary of significant accounting policies:

a)

Capital assets:

These assets are stated at cost less accumulated amortization.  Amortization is being provided as follows:

Annual

      Method

Rate

Data center equipment

Declining balance

30%

Furniture and fixtures

Declining balance

20%

Leasehold Improvement

Straight-line

20%

a)

Revenue recognition:

The company’s revenues consist of (i) monthly fees from networking, storage, bandwidth provider, security, monitoring and testing, and managed Web hosting; (ii) fees from the subletting of office premise.

b)

Estimates:

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

c)

Financial instruments:

Fair value:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes approximates fair value due to the relatively short-term maturities of these instruments.

Credit risk:

The Company does not have a significant exposure to any individual customer.  The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance.  The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectation.

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

1.

Capital assets:

                      September 30,

         March 31,

                             2001

    2001

                  Accumulated

Cost           Amortization               Net

Net

Data center equipment

$  251,127

$     37,347

$  213,780

$  113,091

Furniture and fixtures

2,842

         406

      2,436

2,424

Leasement Improvement

     45,028

         7,130

    37,898

    42,401

$  298,997            $     44,883

            $  254,114

         $  157,916

Capital assets include the following item recorded under capital lease:

Data center equipment

$    54,308

Less: accumulated amortization

      12,185

$    42,123

1.

 Long-term debt:

September 30,

March 31,

       2001

    2001

10.7% bank loan, repayable in monthly installments of $1,070 plus interest, due September 23, 2007.  A General Security Agreement

over all the assets of the company, an assignment of accounts receivable, and guarantees from the shareholders have been

provided as collateral for the loan.

$     64,200

$     70,620

Less: current portion

     12,840

     12,840

$     51,360

$     57,780

The aggregate amounts of principal payments required in each of the next five years are as follows:

                                            2002

$     12,840

                                            2003

12,840

                                            2004

12,840

                                            2005

12,840

                                            2006

12,840

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

2.

Obligation under capital lease:

Future minimum payable under capital lease and the present value of the net minimum lease payments as at September 30, 2001 are as follows:

2002

$     22,958

2003

22,958

2004

       4,346

Total minimum payments

     50,262

Amount representing interest

       (7,000)

Present value of net minimum lease payments

($17,919 current, $25,343 long-term)

$     43,262

3.

Debentures payable:

Debentures are issued under Trust Indentures and are not secured by any mortgage, pledge or other charge, and will be subordinated to other liabilities.  The debentures bear interest at 10% per annum, matures on December 31, 2002, and are redeemable at the options of the Company at par plus accrued interest and unpaid interest.  The Company can require the holders of the debentures to convert into common shares upon the completion of an initial public offering of its shares.

6.

Loans from an affiliated company:

The loans from an affiliated company are non-interest bearing, and have no set terms of repayment.

7.

Loans from shareholders:

The loans from shareholders are non-interest bearing, and have no set terms of repayment.

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

8.

Share capital:

September 30,

              March 31,

Authorized:

       2001

    2001

20,000,000 class A common shares, no par value

Issued:

10,000,000 class A common shares

$   100,000

   $    100,000

a)

Common shares reserved for issue:

At September 30, 2001, 400,000 common shares were subject to issuance under the conversion rights attaching to the 10% convertible debentures.

9.

Related party transaction:

During the year, the Company purchased computer equipment totalling $127,192 from a company owned by one of the shareholders.

10.

Commitments:

The Company is liable for minimum lease commitments with respect to premises as follows:

2002

-     $    42,250

2003

-           42,250

11.

Losses carry-forward:

At September 30, 2001, there were approximately $336,300 of income tax losses available to reduce future taxable income.  The income tax losses carry-forward expires as follows:

$    204,200

in

2008

    132,100

in

2009

$    336,300

DATA FORTRESS TECHNOLOGIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

UNAUDITED

12.

Subsequent event:

Subsequent to the year-end, the shareholders of the Company entered into an agreement in principle dated November 21, 2001 with iaNett International Systems Ltd., (iaNett), pursuant to which iaNett agreed to effect an acquisition of all the outstanding shares of the Company.  The completion of this transaction is subject to a number of conditions including but not limited to Exchange (“CDNX”) acceptance.

13.

Comparative figures:

Comparative figure for the period ended September 30, 2000 are not meaningful because the Company did not commence business operation until September 7, 2000.

SCHEDULE “D” – Pro Forma Resultant Consolidation

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

IANETT INTERNATIONAL SYSTEMS LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

SEPTEMBER 30, 2001

1.  COMPILATION REPORT

2. PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

3 – 4.  PRO-FORMA CONSOLIDATED BALANCE SHEET

5. NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

COMPILATION REPORT

To the Directors of iaNett International Systems Ltd.

We have reviewed, as to compilation only, the accompanying pro-forma consolidated balance sheet as at September 30, 2001 and the statement of earnings and deficit for the period then ended of iaNett International Systems Ltd. which has been prepared in connection with the management information circular relating to the proposed purchase of Data Fortress Technologies Group (2002) Inc. and its subsidiaries. In our opinion, the pro-forma balance sheet and statement of earnings and deficit has been properly compiled to give effect to the proposed transaction and the assumptions described in note 2.

Vancouver, British Columbia

BEDFORD CURRY & CO.

March 7, 2002

CHARTERED ACCOUNTANTS

iaNett International Systems Ltd.
PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
Period from April 1, 2001 to September 30, 2001					Unaudited - See Compilation Report

	Data Fortress Technologies Group (2002) inc.
		Subsidiaries
				Combined
	Connect	Pacific		Data Fortress	iaNett
	West	Ram	Data Fortress	Technologies	International
	Networks	Distributors	Technology	Group(2002)	Systems		Pro-forma
	Ltd.	Ltd.	Ltd.	Inc.	Ltd.	Adjustments	Consolidated

REVENUE
Sales	$-	2,081,206	17,307	2,098,513	28,385	-	$2,126,898
EXPENSES
Cost of Services	-	1,875,640	-	1,875,640	23,385	-	1,904,025
Salaries and Wages	-	168,761	91,202	259,963	12,744	-	272,707
Legal and Accounting	-	54,872	41,385	96,256	57,276	-	153,532
Depreciation	-	2,373	31262	33,635	13,606	-	47,241
Rent and Utilities	-	12,797	22,416	35,213	10,756	-	45,969
Interest and Bank Charges	-	17,771	163	17,934	6,453	-	24,387
Office and Other	-	13,452	14,026	27,478	(3,225)	-	24,253
Telephone and Communication	-	4,105	11,575	15,680	7,038	-	22,718
Travel	-	14,964	1,244	16,208	-	-	16,208
Advertising and Promotion	-	4,097	1,005	5,102	7,797	-	12,899
Insurance	-	4,646	78	4,724	6,296	-	11,020
Interest on Long Term Debt	-	-	7,066	7,066	-	-	7,066

	-	2,173,478	221,421	2,394,899	147,126	-	2,542,025

Net Loss before Income Tax Recovery	-	(92,272)	(204,114)	(296,386)	(118,741)	-	(415,127)
Income Tax Recovery	-	20,047	-	20,047	-	-	20,047

NET LOSS	-	(72,225)	(204,114)	(276,339)	(118,741)	-	(395,080)
Reatained earnings(defifit), beginning of period	-	178,068	(149,379)	30,689	(33,740,294)	33,740,294(a)	30,689

DEFICIT end of period	$-	105,843	(351,493)	(245,650)	(33,859,035)		$(364,391)

iaNett International Systems Ltd.
PRO-FORMA CONSOLIDATED BALANCE SHEET
September 30, 2001					Unaudited - See Compilation Report

	Data Fortress Technologies Group (2002) inc.
		Subsidiaries
				Combined
	Connect	Pacific		Data Fortress	iaNett
	West	Ram	Data Fortress	Technologies	International
	Networks	Distributors	Technology	Group(2002)	Systems		Pro-forma
	Ltd.	Ltd.	Ltd.	Inc.	Ltd.	Adjustments	Consolidated

ASSETS
Current
Cash	$-	-	56,222	56,222	-	-	$ 56,222
Accounts receivable	-	358,416	33,136	391,552	74,982	-	466,534
Subscriptions receivable	-	-	-	-	220,000	-	220,000
Inventory	-	263,603	-	263,603	-	-	263,603
Prepaid expenses and deposits	-	7,234	49,552	56,786	3,178	-	59,964
Notes receivable	-	31,666	-	31,666	-	-	31,666

	-	660,919	138,910	799,829	298,160	-	1,097,989
Property and equipment	-	17,964	254,114	272,078	52,630	-	324,708
Investments	-	-	-	-	105,000	-	105,000
Loans to affiliated companies	-	257,035	-	257,035	-	(162,834)(b)	94,201
Goodwill	-	-	-	-	-	38,338(a)	38,338

	$-	935,918	393,024	1,328,942	455,790	-	$1,660,236

iaNett International Systems Ltd.
PRO-FORMA CONSOLIDATED BALANCE SHEET
September 30, 2001					Unaudited - See Compilation Report

	Data Fortress Technologies Group (2002) inc.
		Subsidiaries
				Combined
	Connect	Pacific		Data Fortress	iaNett
	West	Ram	Data Fortress	Technologies	International
	Networks	Distributors	Technology	Group(2002)	Systems		Pro-forma
	Ltd.	Ltd.	Ltd.	Inc.	Ltd.	Adjustments	Consolidated

LIABILITIES
Current
Accounts payable and accrued expenses	$-	347,494	38,131	385,625	783,122	(767,415)(c)	$ 401,332
Bank indebtedness	-	282,711	-	282,711	362	-	283,073
Current portion of long term debt	-	-	30,759	30,759	-	-	30,759

	-	630,205	68,890	699,095	783,484	(767,415)	715,164

Long term debt	-	-	51,360	51,360	490,174	(490,174)(c)	51,360
Capital lease obligation	-	-	25,343	25,343	-	-	25,343
Debenture	-	-	210,000	210,000	-	-	210,000
Shareholder loan	-	199,820	126,090	325,910	174,041	(174,041)(c)	325,910
Loans due from affiliated companies	-	-	162,834	162,834	-	(162,834)(b)	-

	-	830,025	644,517	1,474,542	1,447,699	-	1,327,777
SHAREHOLDERS EQUITY
Share Capital	-	50	100,000	100,050	32,627,126	(32,370,326)(a)	456,850
Share Subsciptions	-	-	-	-	240,000	-	240,000
Retained Earnings (deficit)	-	105,843	(351,493)	(245,650)	(33,859,035)	33,740,294(a)	(364,391)

	-	105,893	(251,493)	(145,600)	(991,909)	-	332,459

	$-	935,918	393,024	1,328,942	455,790	-	$1,660,236

iaNett International Systems Ltd.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

Period from April 1,2001 to September 30, 2001

Unaudited - See Compilation Report

1.  PROPOSED PURCHASE OF DATA FORTRESS TECHNOLOGIES GROUP (2002) INC.

Purchase of Data Fortress group - By an agreement dated March 1, 2002, the Company proposed to purchase 100% of the outstanding shares of Data Fortress Technologies Group 2002 Inc. ("Data Fortress"). Data Fortress owns all the issued and outstanding shares of the following companies:

Pacific Ram Distributors Ltd.

Data Fortress Technology Ltd.

Connect West Networks Ltd.

The transaction will have an effective date of  March, 2002.

The companies collectively provide wholesale manufacturing of equipment ranging from PC's to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services.

The Company will purchase 100% of Data Fortress and as consideration the Company will issue 30,000,000 common shares to the shareholder of Data Fortress.

As the shares to be issued in this transaction result in the recipients gaining voting control over the Company, the acquisition is accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.   Legally, the Company is the parent of Data Fortress but, for accounting purposes, Data Fortress is deemed to be the acquiror.  Accordingly, the net assets of Data Fortress are included in the balance sheet at book values and the deemed acquisition of the Company is accounted for by the purchase method with the net assets of the Company recorded at fair values.

2.  BASIS OF PRESENTATION

Reverse takeover - The unaudited pro-forma consolidated balance sheet has been compiled based on unaudited financial statements of the Company and Data Fortress Technologies Group 2002 Inc. ("Data Fortress") as of September 30, 2001 as if the transaction set out in Note 1 had occurred on March 31, 2001.  The unaudited pro-forma consolidated statement of earnings and deficit gives effect to the purchase of  Data Fortress as if it had occurred on March 31, 2001 and presents the results of operations for the six month period ended September 30, 2001.

iaNett International Systems Ltd.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS continued

Period from April 1,2001 to September 30, 2001

Unaudited - See Compilation Report

2.  BASIS OF PRESENTATION continued

The following adjustments have been made in the pro-forma financial statements:

(a)

To record the purchase of Data Fortress using Reverse Take Over accounting

(b)

To eleiminate inter-company debts

(c)

To record debt settlement - The Company settled certain debts by issuing 5,469,477 in common shares.

Data Fortress was incorporated in January 2002 to hold the 100% interest in the subsidiaries.  It has no other assets, liabilities or earnings and therefore no financial information has been presented.

The cost of the acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident.  In such a case, the fair value of the net assets acquired is used.

The 30,000,000 common shares issued pursuant to the exchange agreement were deemed to have a value of $3,000,000.  However the Company was inactive with a thin market for its shares, making it inappropriate to use the estimated market value of the shares.  Therefore, the cost of the acquisition, $320,000, has been determined by using the fair value of the Data Fortress shares.  The value was determined by using the equivalent number of shares that would have been issued in order to provide the same percentage of ownership of the combined Company to the shareholders of the legal parent as they have in the combined company as a result of the reverse takeover.

The business combination has been accounted for using the purchase method of accounting and can be summarized as follows:

Consideration - issuance of 30,000,000 common shares

$

320,000

Net assets acquired

Working capital, net

152,251

Investments

105,000

Equipment

24,411

Goodwill

38,338

$

320,000

Debt settlement - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada.  Under the proposal the Company settled certain debts by issuing 5,469,477 in common shares and paying certain creditors 25% of their provable claim.  Although the shares and the payments were not completed until October 8, 2001, the unaudited pro-forma financial statements include the debt settlement as if it had happened on March 31, 2001.

SCHEDULE “E” - ALTERED MEMORANDUM

(As altered by Special Resolution passed April 19, 2002)

1.

The name of the Company is "Data Fortress Group Ltd.".

2.

The authorized capital of the Company consists of 120,000,000 shares divided into:

(a)

100,000,000 common shares without par value; and

(b)

20,000,000 preferred shares with a par value of $0.01 per share;

having attached thereto the special rights and restrictions set forth in this Memorandum.

3.

Common Shares

The Common Shares shall confer upon the holders thereof and shall be subject to the following rights and restrictions:

(a)

The holders of the Common Shares shall be entitled to receive notice of, attend and vote at meetings of the members of the Company;

(b)

If in any year there are profits or surplus available for payment of dividends, such profits or surplus available or any part thereof may in the discretion of the Directors, be applied to dividends on the Common Shares, to the exclusion of all different rates to any other class of shares, as the Directors may decide, provided however that dividends shall not be paid to the holders of Common Shares until all outstanding cumulative dividends have been paid to the holders of Preferred Shares; and

(c)

In the event of liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its members for the purpose of winding up its affairs or upon a reduction of capital, the holders of the Common Shares shall (after payment has been made to the holders of the Preferred Shares of the amounts to which they are entitled) be entitled, on a share for share basis, to the remaining assets and property of the Company.

4.

Preferred Shares

The Preferred Share shall confer upon the holders thereof and shall be subject to the following special rights and restrictions:

(a)

The holder of the Preferred Shares shall not be entitled to receive notice of, attend at and vote at any general meeting of the members of the Company;

(b)

The Directors of the Company may at any time and from time to time issue Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Directors.

(c)

The holder of each Preferred Share of any series shall be entitled to receive and the Company shall pay on the Conversion Date(s) determined by the Board of Directors of the Company at their discretion, out of the moneys of the Company properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at a rate to be determined from time to time by the Board of Directors for each series of Preferred Shares. Dividends shall be deemed to be accruing from day to day and the annual dividend payment date shall be deemed to include the dividend accruing, for that day.  The holders of the Preferred Shares shall not be entitled to any dividend other than the cash dividends hereinbefore provided. Dividends will not be paid to the holders of the Common Shares unless all cumulative dividends are provided in this paragraph 4(c) upon the Preferred Shares shall have been declared and paid.

(d)

The holders of the Preferred Shares of each series shall have the right to convert on the Conversion Date(s) fully paid Preferred Shares into Common Shares without par value in the capital of the Company. The exchange value of the Common Shares to be received by the holders of each series of Preferred Shares shall be determined by the Board of Directors and shall be based on the market value of the Company's Common Shares at the Conversion Date(s) less any agreed upon discount. So long as the Company has securities listed and posted for trading on the Vancouver Stock Exchange (the "Exchange"), any right of conversion and the exchange value for each series of Preferred Shares must be approved in writing by the Exchange prior to the issuance of any Preferred Shares.

(e)

In the event that the exchange value of the Preferred Shares of any series as determined by the Board of Directors is less than the minimum price acceptable to the Exchange or to any other regulatory authorities having jurisdiction, then the Company shall redeem the portion of the Preferred Shares for conversion on such date at the original purchase price of the Preferred Shares plus a premium determined by the Board of Directors (the "Redemption Amount"). Upon payment of the Redemption Amount, such Preferred Shares shall thereupon be deemed to be redeemed and shall be cancelled. In the event that only a part of the shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Company. So long as the Company has securities listed and posted for trading on the Exchange, any right of redemption and Redemption Amount for each series of Preferred Shares must be approved in writing by the Exchange prior to the redemption of any Preferred Shares.

(f)

On or after the Conversion Date the Company shall allot and issue Common Shares and record in the register of members the registered holders of the Common Shares that received such shares pursuant to the conversion described in paragraph (d). The holders of the Preferred Shares that have had their Preferred Shares converted as described herein, shall return the Preferred Share certificates to the records office of the Company.  Until such certificates are returned to the Company for cancellation, the Company will not issue any dividends that are declared for the Common Shares to holders of such share certificates that have not been returned to the records office.

(g)

If the holders of the Preferred Shares called for redemption fail to present the certificate representing such Preferred Shares, the Company shall have the right to deposit the redemption amount for such Preferred Shares in a special account in any chartered bank, credit union or trust company in Canada to be paid, with or without interest to or to the order of the respective holders of such Preferred Shares called for redemption upon presentation and surrender to such bank, credit union or trust company of the certificates representing the same. Upon such deposit being made, the Preferred Shares in respect thereof such deposit shall have been made be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit shall be limited to receiving, without interest, their proportionate part of the total Redemption Amount so deposited.

(h)

In the event of liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its members for the purpose of winding up its affairs or upon a reduction of capital, the holders of the Preferred Shares shall be entitled to receive the original purchase price for each such share held, but before any amount shall be paid or the assets of the Company shall be distributed to the holders of the Common shares. After payment of the original purchase price to the holders of the Preferred Shares, they shall not as such be entitled to share any further in the distribution of the assets of the Company.

SCHEDULE "F" INCENTIVE STOCK OPTION PLAN

IANETT INTERNATIONAL SYSTEMS LTD.
INCENTIVE STOCK OPTION PLAN

Dated for reference: February 20, 2002

1.

INTERPRETATION

1.1

Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

"Act" means the Securities Act (British Columbia), R.S.B.C. 1996, c. 62, as amended, and any legislation passed in replacement thereof or supplemental thereto and all regulations pursuant thereto;

(b)

"Associate" has the meaning ascribed to that term under section 1(1) of the Act;

(c)

"Affiliated" has the meaning ascribed to that term under section 1(2) of the Act;

(a)

"Board" means the Board of Directors of the Corporation;

(b)

"CDNX" means the Canadian Venture Exchange.

(c)

"Common Shares" means the Common shares without par value of the capital stock of the Corporation as currently constituted;

(d)

"Corporation" means iaNett International Systems Ltd., which was incorporated pursuant to the law of British Columbia under incorporation number 292404;

(e)

"Eligible Person" means, subject to all applicable laws, any director, officer or employee of the Corporation or any of its Affiliated companies and any other person or company engaged to provide ongoing management or consulting services for the Corporation or any of its Affiliated companies;

(f)

"Employee" means an employee of the Corporation or of any of its Affiliated companies the Corporation as defined under Canadian Venture Exchange policy 4.4 or under the Income Tax Act.;

(g)

"Exercise Price" means the amount payable on the exercise of an Option;

(h)

"Insider" means an insider as defined under section 1(1) of the Act;

(i)

"Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of this Plan;

(j)

"Participant" means an Eligible Person to whom Options have been granted;

(k)

"Plan" means this Incentive Stock Option Plan of the Corporation;

(l)

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

(m)

"Termination Date" means the date on which a Participant ceases to be an Eligible Person.

0.1

Included Words

Wherever words importing the singular are used in this Plan the same will be deemed to include references to the plural and vice versa, and words importing gender will be deemed to include all genders.

0.2

Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.

PURPOSE AND ADMINISTRATION

1.1

Purpose

The purpose of this Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging the Eligible Person to remain with the Corporation or its Affiliates; and

(e)

attracting new employees and officers.

1.2

Administration

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for the purpose described in subsection 2.1, all references to the Board will be deemed to be references to the committee. Subject to the limitations of this Plan, the Board shall have the authority to:

(a)

grant Options to Eligible Persons;

(b)

determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan as it shall from time to time deem advisable; and

(d)

make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

2.

RESERVATION OF SHARES

2.1

Maximum Number

The maximum number of Common Shares issuable for all purposes under this Plan shall not exceed 3,274,266 shares.  However, in accordance with CDNX Policy 4.4, this maximum number may be revised from time to time provided that approval is obtained from the Company’s shareholders and the CDNX.

Any Common Shares that are subject to an Option which for any reason is cancelled or terminated without having been wholly exercised, shall again be available for grant under this Plan.  Common Shares covered by an Option that shall have been exercised shall not be available again for an Option grant under this Plan.

2.2

Per Person

The maximum number of Common Shares which may be reserved for issuance under Options to a Participant, other than a consultant, at any time under this Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

Where the Participant is a consultant, as defined in BC Instrument 72-503, the maximum number of Common Shares which may be reserved for issuance under Options to the consultant shall be 2% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

2.3

Capital Alteration

The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)

if and when the Common Shares are subdivided or consolidated after the date an Option is granted, or the Corporation fixes a record date for and pays to holders of Common Shares of record as of a date after the date the Option is granted a dividend payable in Common Shares, the number of Common Shares which would be acquired on any exercise of the Option thereafter will be adjusted to the number of such shares that the Participant would hold through the combined effect of such exercise and such subdivision, consolidation or stock dividend if the time of the subdivision or consolidation or the record date of such stock dividend had been immediately after the exercise, and the number of such shares referred to in subsection 3.1 as previously allotted or considered as allotted or issued for the purpose of subsection 3.1 will be correspondingly adjusted;

(b)

if there is any capital reorganization, reclassification or other change or event affecting the Common Shares to which paragraph (a) above does not apply, the Board will determine whether in the circumstances it is just and equitable that there be some alteration in the securities or other consideration to be acquired by the Participant on the exercise of Options then outstanding and will make such amendments to the Plan as the Board considers appropriate in the circumstances to ensure a just and equitable result; and

(c)

the Corporation will not be required to issue any fractional share in satisfaction of its obligations hereunder or any payment in lieu thereof.

The Exercise Price per Common Share to be acquired upon the exercise of an Option shall be subject to adjustment if and whenever the Common Shares are subdivided or consolidated after the date an Option is granted, or the Corporation fixes a record date for and pays to holders of Common Shares of record as of a date after the date the Option is granted a dividend payable in Common Shares (such event is hereinafter collectively referred to as an "Adjustment Event").  The Exercise Price shall be adjusted effective immediately after the effective date of the Adjustment Event by multiplying the Exercise Price in effect immediately prior to the effective date of the Adjustment Event by a fraction, the numerator of which shall be the number of Common Shares outstanding on such date before giving effect to the Adjustment Event and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to the Adjustment Event, including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares upon the effective date of such Adjustment Event.

1.

EXISTING STOCK OPTIONS

1.1

The existing options granted by the Corporation, representing approximately 8.61% of the issued and outstanding shares in the capital of the Corporation, are hereby brought under the umbrella of this Plan and, consequently, as of the date of the Plan, the following are the issued and outstanding options:

Name of Optionee	No. of Option Shares	Exercise Price	Expiry Date
Gordon Samson	100,000	$0.20	Jan. 4, 2007
Gordon Samson	100,000	$0.10	Oct. 5, 2006
Theo Sanidas	190,000	$0.10	Oct. 5, 2006
Theo Sanidas	55,000	$0.10	Nov 23, 2005
Marcus New	50,000	$0.20	Jan. 4, 2007
Marcus New	305,000	$0.10	Oct. 5, 2006
Marcus New	20,000	$0.10	Sept 5, 2005
Marcus New	10,000	$0.10	Nov 23, 2005
Marty Anstey	24,000	$0.10	Oct. 5, 2006
Marty Anstey	1,000	$0.10	Sept 5, 2005
Marty Anstey	5,000	$0.10	Nov 23, 2005
Shone Anstey	50,000	$0.20	Jan. 4, 2007
Shone Anstey	94,000	$0.10	Oct. 5, 2006
Shone Anstey	1,000	$0.10	Sept 5, 2005
Shone Anstey	5,000	$0.10	Nov 23, 2005
Richard Cushing	50,000	$0.20	Jan. 4, 2007
Richard Cushing	24,000	$0.10	Oct. 5, 2006
Richard Cushing	1,000	$0.10	July 12, 2004
Richard Cushing	5,000	$0.10	Dec 21, 2004
Richard Cushing	5,000	$0.10	Nov 23, 2005
Ron Goyette	28,500	$0.10	Oct. 5, 2006
Ron Goyette	1,500	$0.10	Dec 21, 2004
Ron Goyette	5,000	$0.10	Nov 23, 2005
Tina Miller	8,750	$0.10	Oct. 5, 2006
Tina Miller	1,250	$0.10	Nov 8, 2004
Kathy Stahr	15,000	$0.10	Oct. 5, 2006
Kathy Stahr	5,000	$0.10	Nov 23, 2005
Jim Romano	100,000	$0.20	Jan 4, 2007
Scott Young	100,000	$0.20	Jan. 4, 2007
Marie Shields	50,000	$0.20	Jan. 4, 2007
Total

2.

TERM AND TERMINATION

2.1

Effective Date

This Plan shall be effective upon the approval of this Plan by the CDNX.  All Options granted by the Corporation prior to the approval date shall be deemed to form part of and to comply with the provisions of this Plan, except that such prior Options are not subject to the vesting provisions under this Plan.  Upon approval of the CDNX, the Corporation may grant Options under this Plan up to the maximum number, provided that it shall be a term of any such grant of Option that the Participants may not exercise the Option until such time as the shareholders of the Corporation have approved this Plan.

2.2

Amend or Terminate Plan

The Board may amend, suspend or terminate this Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.

2.3

Continuing Effect

If this Plan is terminated, the provision of this Plan and any administration guidelines, and other rules and regulations adopted by the Board and in force at the time of this Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

3.

COMPLIANCE WITH LEGISLATION

3.1

Applicable Laws

This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options, shall be subject to all applicable federal, state, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.

The Corporation shall not be obliged by provision of this Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.

3.2

Void where Applicable

No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of this Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.

3.3

Listing on Stock Exchange

The Corporation shall have no obligation to issue any Common Shares pursuant to this Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

3.4

Resale Restrictions

Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the Province of British Columbia, the Board and the Corporation will use their best efforts to ensure that all matters pertaining to such Option shall be made in compliance with applicable British Columbia securities laws.

The current policies of CDNX provide that Options shall be subject to a four month hold period commencing on the date of grant.  Any Common Shares issued upon exercise of an Option may not be traded through the facilities of CDNX or otherwise in Canada during the term of the hold period without the prior written consent of CDNX.

4.

TERMS OF OPTIONS

4.1

Grant of Options

Subject to the provisions of this Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in this section, applicable to the exercise of an Option, including, without limitation:

(a)

the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option; and

(b)

the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate development such as take over bid, reorganization, merger, change in capital or amalgamations.

An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

4.2

Option Exercise Price

The Board shall establish the Exercise Price at the time each Option is granted, subject to the following conditions:

(a)

if the Common Shares are not listed, posted and trading on any stock exchange or bulletin board, then the Exercise Price for the Options granted shall be determined by the Board at the time of granting; and

(b)

if the Common Shares are listed, posted and trading on the CDNX, then the Exercise Price for the Options granted then shall not be less than the Discounted Market Price as defined in the CDNX policies;

(c)

if the Option is granted within 90 days of a distribution by a Prospectus, the minimum exercise price will be the greater of the Discounted Market Price and the per share price paid by the public investors for the distribution under the Prospectus; and.

(d)

in all other cases, the Exercise Price shall be determined in accordance with the rules and regulations of the applicable regulatory bodies.

The Exercise Price shall be subject to adjustment in accordance with the provisions of subsection 3.3.

a.1

Term of Options

For as long as the Corporation is classified as a Tier 2 company of the CDNX, Options granted must terminate on the earlier of the Termination Date or 5 years after the date of grant or such lesser period as may be determined by the Board.  In the event the Corporation is classified by the CDNX as a Tier 1 company, then the Board can choose to comply with either the provisions of the Toronto Stock Exchange Option policy or the CDNX policies for Tier 2 companies.

If the Common Shares are no longer listed on the CDNX and are listed on another recognized stock exchange in North America, the Options granted may terminate on the earlier of the Termination Date or the maximum number of years as permitted by the policies of that stock exchange on which the Common Shares are listed, or such lesser period as may be determined by the Board.

a.2

When Exercisable

The Board may determine when any Option will become exercisable, provided that each Option (other than the Options granted as at the date of this Agreement) must be subject to a vesting schedule under which not more than:

(a)

25% of the initial aggregate number of common shares which may be purchased under the Option may vest on allocation;

(b)

25% of the initial aggregate number of common shares which may be purchased under the Option may vest on the date which is 6 calendar months after the date of grant;

(c)

25% of the initial aggregate number of common shares which may be purchased under the Option may vest on the date which is 12 calendar months after the date of grant; and

(d)

25% of the initial aggregate number of common shares which may be purchased under the Option may vest on the date which is 18 calendar months after the date of grant.

a.3

No Fractional Shares

No fractional Common Shares shall be issued upon the exercise of options granted under this Plan and accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

2.

CEASE TO BE ELIGIBLE PERSON

If the Corporation or its Subsidiary terminates the employment or engagement of a Participant for any reason other than just cause, then any Option that has been granted to that Participant shall become fully vested and may be exercised within the earlier of 30 days of the Termination Date or the expiry date of the Option.

If the Corporation or its Subsidiary terminates the employment or engagement of the Participant for just cause, or the Participant should terminate his or her employment or engagement with the Corporation or its Subsidiary, or the Participant ceases to become an Eligible Person, then the Participant shall be entitled only to exercise that part of the Option that is vested pursuant to clause 6.4 above within the earlier of 30 days of the Termination Date or the expiry date of the Option.

If a Participant dies, the legal representative of the Participant may exercise the Participant's Options within 6 months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

2.1

Non-transferable

Options shall not be transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

Without limitation, and for greater certainty only, paragraph 7.6 will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

2.2

Option Agreement

Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

2.3

Payment of Exercise Price

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

3.

GENERAL

3.1

Other Arrangements

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

3.2

No Rights as Shareholder

Nothing contained in this Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in this Plan and pursuant to the exercise of any Option.

3.3

Continuing Services as Director, Officer, Employee or Consultant

This Plan does not give any Participant or any employee of the Corporation or any of its associated, affiliated, subsidiary or controlled companies the right or obligation to or to continue to serve as a director, officer, employee or consultant, as the case may be, of the Corporation or any of its affiliated companies.

3.4

No Fettering of Discretion

The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in this Plan.

DATED at Vancouver, British Columbia, this 20th day of February, 2002 .

IANETT INTERNATIONAL SYSTEMS LTD. per: Gordon Samson, President per: Marcus New, Secretary & Director

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

OF IANETT INTERNATIONAL SYSTEMS LTD.

TO BE HELD AT 1200 - 999 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA,

ON FRIDAY, APRIL 19, 2002 AT 10:00 AM

The undersigned Shareholder of the Company hereby appoints, Gordon Samson, a Director of the Company, or failing this person, Marcus New, a director of the Company, or in the place of the foregoing,                                                     , (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Bedford Curry & Co. as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at six			N/A
(a) To elect as a Director, Gordon Samson		N/A
(b) To elect as a Director, Marcus New		N/A
(c) To elect as Director, CK Chong		N/A
(d) To elect as a Director, Michael Chong		N/A
(e) To elect as a Director, Jordan Krushen		N/A
(f) To elect as Director, Rick Thomas		N/A

1.

To approve, as an Ordinary Resolution, the approval of the acquisition of all of the issued and outstanding shares of Data Fortress Technology Group (2002) Inc. in consideration of the issuance by the Company of 30,000,000 common shares at a deemed value of $0.10 per common share

N/A
2. To approve, as a Special Resolution, the consolidation of the share capital, the increase of the authorized capital and the change of name of the Company			N/A
3. To approve, as an Ordinary Resolution, an amendment to the performance escrow agreement to a surplus escrow agreement			N/A
4. To approve, as an Ordinary Resolution, an amendment to the Company's Stock Option Plan			N/A
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

2.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, V6C 3B9, and its fax number is (604) 683-3694.